CITY NATIONAL CORPORATION

California's Premier Private and Business Bank®





2002
SUMMARY ANNUAL
REPORT

Financial Highlights

Dollars in thousands, except per share amounts	2002	2001	Change Increase (Decrease) Amount
For The Year			
Net income	$ 183,100	$ 146,170	$ 36,930
Adjusted net income*	183,100	159,038	24,062
Net income per common share, basic	3.69	3.05	0.64
Net income per common share, diluted	3.56	2.96	0.60
Net income — new GAAP			
per common share, diluted*	3.56	3.22	0.34
Dividends per common share	0.78	0.74	0.04
At Year End			
Assets	$11,870,392	$10,176,316	$1,694,076
Deposits	9,839,698	8,131,202	1,708,496
Loans	7,999,470	7,159,206	840,264
Securities	2,226,656	1,814,839	411,817
Shareholders' equity	1,109,959	890,577	219,382
Book value per common share	22.66	18.50	4.16
Average Balances			
Assets	$10,891,575	$ 9,328,512	$1,563,063
Deposits	8,639,546	7,067,984	1,571,562
Loans	7,822,653	6,713,315	1,109,338
Securities	1,968,498	1,656,028	312,470
Shareholders' equity	1,049,393	825,344	224,049
Selected Ratios			
Return on average assets	1.68%	1.57%	0.11%
Return on average shareholders' equity	17.45	17.71	(0.26)
Adjusted return on average assets*	1.68	1.70	(0.02)
Adjusted return on average shareholders' equity*	17.45	19.27	(1.82)
Tier 1 leverage ratio	7.55	7.26	0.29
Total risk-based capital ratio	14.26	14.08	0.18
Dividend payout ratio per common share	21.10	24.26	(3.16)
Adjusted dividend payout ratio per common share*	21.10	22.30	(1.20)
Net interest margin	5.30	5.26	0.04
Efficiency ratio	49.20	54.08	(4.88)
Adjusted efficiency ratio*	49.20	51.86	(2.66)
At Year End			
Assets under management	$ 7,407,003	$ 7,651,037	$ (244,034)
Assets under management or administration	19,513,299	18,785,619	727,680

*Adjusted excludes goodwill amortization in years prior to 2002 to reflect both periods on a comparable basis in accordance with "new GAAP."


CITY NATIONAL BANK

City National Corporation Vice Chairman and CEO Russell Goldsmith (left) and Chairman Bram Goldsmith in front of City National's Pershing Square building in the heart of Los Angeles. City National has been serving clients from the 24-story building since it opened in 1967.

To Our Shareholders,

In 2002, City National Bank further strengthened its position as California's Premier Private and Business Bank, achieving record earnings for the seventh consecutive year and double-digit percentage increases in assets, loans, deposits, revenue, noninterest income and shareholders' equity. We also continued to invest in this company's future—expanding into new markets, enhancing our banking and wealth management capabilities and increasing our rigorous attention to credit quality and operational risk.

City National's success is testimony to the powerful combination of growing markets, a sound business model, a compelling value proposition and an attractive client base—a combination that fuels our commitment to achieving consistent, quality earnings growth while enhancing future opportunities.

Our performance reflects the hard work, effectiveness and expertise of Team City National. Despite challenging economic conditions, our 2,250 colleagues turned in another year of significant growth and progress, underscoring their dedication to creating value for our shareholders, clients and the communities we serve. As a result, City National has become the second largest independent bank headquartered in California.

It therefore seems appropriate in this year's report to place particular emphasis on representatives of the superb talent found throughout our organization, which has almost doubled in size while our assets have more than quadrupled during the past seven and a half years. We have worked to build, develop, retain and reward the outstanding team of remarkable men and women who deliver upon our promise of trusted advice, strong relationships and complete financial solutions. Every day they apply the skill and expertise needed to grow our unique brand of business and personal banking.

In 2002, this organization again created value by continuing to execute the eight long-standing strategies that we discussed in last year's report:

- Retaining and broadening relationships with our clients;
- Increasing the number of our top-tier client relationships;
- Growing noninterest income;
- Making focused and disciplined acquisitions;
- Emphasizing credit quality and risk management;
- Enhancing productivity by utilizing technology and controlling costs;
- Investing in the talent and leadership capabilities of our colleagues; and
- Maintaining a clear commitment to integrity and strong corporate values.

As this year's report makes clear, our performance in 2002 created a stronger foundation for years to come.

Financial Highlights

For the entire financial services industry, 2002 presented a number of formidable challenges. Uncertain economic conditions, softer loan demand, credit quality concerns and low interest rates placed continuing pressure on earnings growth. Yet City National grew net income 15 percent year-over-year on a comparable basis, which adjusts prior-year results for the new accounting standards for goodwill amortization.

In 2002, net income rose to $183.1 million, bringing our five-year compounded annual growth rate to 17 percent. Earnings per share reached $3.56, a 10.6 percent increase over the previous year's comparable figure of $3.22.

Net interest income on a fully taxable-equivalent basis increased 18 percent to $530.1 million, reflecting the solid growth of average loans and average deposits. Lower-cost average core deposits rose a remarkable 32 percent.

Noninterest income increased 11 percent to $146.3 million, thanks largely to the continuing growth of our trust, investment, international and cash management activities.

In 2002, City National grew while enhancing productivity. Total expenses grew 11 percent on a comparable basis, reflecting the acquisition costs of both Civic BanCorp and our new banking office in New York City, as well as the addition of new colleagues — most notably in private banking and wealth management. Nonetheless, our efficiency ratio improved to 49.2 percent.

Despite a sluggish economy, City National continued to grow while investing for the long term.

We also continued to maintain a strong capital position. City National Corporation's total risk-based capital ratio was 14.26 percent, while our Tier 1 risk-based capital ratio came to 9.87 percent at year-end. Our Tier 1 leverage ratio stood at 7.55 percent. All three ratios easily exceeded the regulatory requirements for "well-capitalized" institutions.

For the ninth consecutive year, City National's Board of Directors increased the company's dividend. Effective in January 2003, the annual rate is 82 cents per share.

As we have done for seven years, the company also enhanced shareholder value by repurchasing stock. During 2002, the company repurchased 1.4 million shares of its stock at an average price of about $44.00. This brought to almost 9 million the number of City National Corporation shares that we have bought back since 1995, at an average price of about $28.50. Regularly raising the dividend and repurchasing stock are important elements of our capital management program. In January 2003, the

Net Income — New GAAP ($ millions)



1998
1999
2000
2001
2002
$0
50
100
150
200

City National achieved its seventh consecutive year of record earnings in 2002. Net income grew at a five-year compounded annual rate of 17 percent.

Board authorized the company to repurchase an additional 1 million shares. Historically, repurchased shares have been used advantageously for acquisitions, stock options and other general corporate purposes.

Our performance in 2002 reflects several other major accomplishments that warrant consideration.

Growing Our Businesses

In 2002, total average loans grew 17 percent to $7.8 billion. Only about one-third of this increase came as the result of our Civic BanCorp acquisition, which was completed in February 2002.

City National also reported very strong deposit growth. Deposits averaged $8.6 billion in 2002. The company's five-year compounded annual growth rate of 19 percent for average deposits goes a long way toward explaining our success despite declining interest rates.

Thanks in part to a very substantial low-cost deposit base—one that reflects the soundness and viability of our business model, and the depth and quality of our client relationships and our services and products—City National's net interest margin is among the industry's highest. In 2002, it was 5.30 percent, up from 5.26 percent in 2001. Clearly, our effective balance sheet management made a meaningful contribution as well.

Also noteworthy is the fact that again last year we met our goal of adding new private and business banking clients.

EARNINGS PER DILUTED SHARE—NEW GAAP ($)



1998
1999
2000
2001
2002
$0
1
2
3
4

The company delivered consistent, quality earnings growth in 2002, with earnings per diluted share reaching $3.56, for a five-year compounded annual growth rate of 16 percent.

Team City National...

Puts clients at the center of everything we do. Surrounding each of our clients is a team of smart, seasoned City National colleagues who build relationships based on trust, expertise, outstanding capabilities, highly personal service and results.

From left to right: GEORGE H. BENTER, JR., PRESIDENT AND CHIEF OPERATING OFFICER; DALLAS HAUN, EXECUTIVE VICE PRESIDENT, SOUTH COAST AND INLAND EMPIRE REGIONS; GWEN MILLER, SENIOR VICE PRESIDENT, ENTERTAINMENT DIVISION; SUSAN TEN EYCK MALLORY, SENIOR VICE PRESIDENT, COMMERCIAL BANKING SERVICES-SAN DIEGO; DAVID M. LAWRENCE, SENIOR VICE PRESIDENT, PRIVATE CLIENT SERVICES-SAN FRANCISCO; AND KEVIN P. DUNIGAN, EXECUTIVE VICE PRESIDENT, CORE BANKING DIVISION



"Collaboration is everything at City National. Solutions don't arise in a vacuum. They're born from the collective knowledge and creativity of our colleagues, who have real relationships with our clients. Not a day goes by when we don't serve as the trusted advisor to those who have turned to us for help with their financial needs."

GEORGE H. BENTER, JR.,

PRESIDENT AND CHIEF OPERATING OFFICER

Combining solid financial and risk management...

That strives for consistent, measured growth with sound balance sheet management, rigorous credit quality standards and disciplined expense control. Our goal is to provide the best possible results for our shareholders, our clients and our colleagues.

From left to right: HENG W. CHEN, EXECUTIVE VICE PRESIDENT, FINANCE; JEFFERY L. PUCHALSKI, EXECUTIVE VICE PRESIDENT AND SENIOR RISK MANAGEMENT OFFICER; CHRISTOPHER J. WARMUTH, EXECUTIVE VICE PRESIDENT AND CHIEF CREDIT OFFICER; FRANK P. PEKNY, VICE CHAIRMAN AND CHIEF FINANCIAL OFFICER; MICHAEL B. CAHILL, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY; AND STEPHEN D. MCAVOY, SENIOR VICE PRESIDENT AND CONTROLLER



"We have a responsibility to grow this company with a sense of financial integrity and stewardship that meets the highest standards. Consistent, quality earnings growth is our mantra, and we live it daily. It's a promise we've made to ourselves, to our clients and to our shareholders. And it's a promise we will keep." FRANK P. PEKNY,

VICE CHAIRMAN AND CHIEF FINANCIAL OFFICER

In addition to organic growth, City National continues to expand by making disciplined acquisitions. Our ongoing commitment to carefully selected and constructed acquisitions is a key part of our long-term growth. All 10 of them to date have been successful.

Managing Credit Quality

Economic conditions in 2002 tested the credit quality of banks throughout the United States, and City National was no exception. The ratio of our net charge-offs to total average loans rose to 0.69 percent, up from 0.41 percent in 2001. At the same time, nonperforming assets increased to 0.90 percent of total loans, up from 0.54 percent in 2001.

As we have grown and diversified our loan portfolio, we also have maintained an appropriate reserve. We added $67.0 million in provision for credit losses in 2002, bringing our total reserve to $164.5 million or 2.06 percent of total loans at year-end.

In recent years we took decisive steps to reduce our exposure to purchased, syndicated non-relationship loans. We also dramatically reduced our syndicated media and telecommunications portfolio. In the aggregate, these two portfolios now account for just over 1 percent of City National's total loans. We should also note that the majority of our net credit losses in the past few years came from loans in which we participated, rather than loans our colleagues originated with relationship clients.

To build on City National's long-standing commitment to credit quality, last year we hired a new Chief Credit Officer, Chris Warmuth, who brings extensive experience and a well-informed perspective on credit administration. Under his leadership, we

AVERAGE LOANS ($ BILLIONS)



1998
1999
2000
2001
2002
$0
2
4
6
8
COMMERCIAL
REAL ESTATE CONSTRUCTION & COMMERCIAL MORTGAGE
RESIDENTIAL FIRST MORTGAGE
INSTALLMENT

City National continued to grow and diversify its loan portfolio in 2002, for a five-year compounded annual rate of 18 percent.

are introducing a series of initiatives designed to further strengthen accountability among line managers and to ensure a credit process that is clear, consistent, effective and efficient.

We combine conservative but constructive underwriting standards with an understanding of our clients and their industries, as well as a commitment to identifying potential difficulties before they become full-fledged problems.

Expanding Wealth Management Capabilities

In 2002, assets under management or administration grew to $19.5 billion. Our managed assets fell 3 percent to $7.4 billion, primarily because of lower money market account balances. During the past five years, however, managed assets have grown at a compounded annual rate of 45 percent.

This growth over time speaks to the success of our business model, the quality of our expanding capabilities and the growth opportunity we have with our clients. Last year, fully one-half of City National's new wealth management business came from within the bank—referred by colleagues or other satisfied clients. In addition to enabling us to better serve our private banking clients, the growth of our wealth management business clearly helps to generate relatively stable and more diversified noninterest income. Some 42 percent of our company's noninterest income last year came from trust and investment fees, and we see opportunities for significant additional growth in the years ahead.

At the end of 2002, we took further steps to enhance our wealth management capabilities. Shelley Thompson joined our company as Director of Wealth Management. We also added several other new senior investment and trust executives.

AVERAGE CORE DEPOSITS ($ BILLIONS)


1998
1999
2000
2001
2002
$0
2
4
6
8
DEMAND
OTHER

New clients, the acquisition of Civic BanCorp and higher account balances contributed to a 32 percent increase in average core deposits in 2002. These low-cost deposits now comprise 86 percent of total average deposits.

With knowledge and expertise...

That provide true added value. For nearly 50 years, we've focused on developing the resources, regional contacts, depth and diversity of industry expertise to serve a select and growing client base of California entrepreneurs and professionals.

From left to right: PHIL PETROZZI, SENIOR VICE PRESIDENT, SPECIALTY DEPOSITS; MARTHA HENDERSON, EXECUTIVE VICE PRESIDENT, ENTERTAINMENT DIVISION; ROBERT BRANT, EXECUTIVE VICE PRESIDENT, NORTHERN CALIFORNIA REGION AND TECHNOLOGY BANKING; RICHARD WEISS, SENIOR VICE PRESIDENT AND CHIEF INVESTMENT OFFICER; ROBERT D. PATTERSON, EXECUTIVE VICE PRESIDENT, SAN FERNANDO VALLEY/ VENTURA REGION, AGRIBUSINESS AND FRANCHISE FINANCE; AND STANLEY J. KAFKA, EXECUTIVE VICE PRESIDENT, REAL ESTATE DIVISION



"This is a company that knows its clients' businesses and the communities they serve. California is a leader in everything from entertainment to agriculture, manufacturing to real estate, and international trade to professional services. It's our job to understand and meet the financial needs of those who drive this state's economy. Our clients appreciate that." MARTHA HENDERSON, EXECUTIVE VICE PRESIDENT, ENTERTAINMENT DIVISION

And investments for future growth...

To build a foundation for the long term by continuing to support strategic acquisitions; establishing full-service regional centers in selected markets; recruiting, developing and retaining top talent; and employing technology and operational systems tailored to meet the needs of our clients and colleagues.

From left to right: VERNON C. KOZLEN, EXECUTIVE VICE PRESIDENT, ASSET MANAGEMENT DEVELOPMENT; THOMAS R. MILLER, EXECUTIVE VICE PRESIDENT, MARKETING DIVISION; JAN R. CLOYDE, EXECUTIVE VICE PRESIDENT, BANKING SERVICES DIVISION; JOHN BEALE, EXECUTIVE VICE PRESIDENT AND CHIEF INFORMATION OFFICER; KATE DWYER, EXECUTIVE VICE PRESIDENT, HUMAN RESOURCES DIVISION; AND RICHARD SHIER, SENIOR VICE PRESIDENT, OPERATIONS SERVICES GROUP



"At City National, there is a common drive to improve and build upon what we've accomplished. We invest strategically and responsibly in the talent, technology, resources and capabilities that allow us to work more productively and effectively to serve our clients better, in more places and with more success than ever before. Best of all, we know it works because our clients tell us so."

JAN R. CLOYDE,

EXECUTIVE VICE PRESIDENT, BANKING SERVICES DIVISION

In January 2003, we reached a definitive agreement to purchase Convergent Capital Management (CCM), a private Chicago-based company that holds majority interests in eight diversified asset management firms and minority interests in two others. The 10 firms are located in California, Illinois, Michigan, Texas and Hawaii. Together they manage assets of $6.5 billion. The acquisition of CCM is expected to nearly double City National's assets under management, and to grow noninterest income from 22 percent of total revenue to 25 percent. Between 1997 and 2002, CCM's revenues grew at a compounded annual rate of 19 percent.

The purchase of CCM is scheduled to close in the second quarter of 2003. It will add to the considerable talent we have assembled for our growing asset management business.

Like Reed, Conner & Birdwell, a Los Angeles-based investment firm that we acquired in December 2000, CCM's affiliates will continue to operate independently and retain a meaningful interest in their own success.

These acquisitions build upon almost a decade in which City National has steadily expanded its wealth management capabilities to meet the investment needs of our private clients. Our efforts have not gone unnoticed. For the past two years, *Barron's* has recognized City National Bank in its annual survey of America's top 40 wealth managers.

A Unique Formula for Success

As we begin our 50th year in business, City National has a number of important advantages that position us well for the future.

Assets Under Management or Administration
($ billions)



1998
1999
2000
2001
2002
$0
5
10
15
20
Administration
Management

Assets under management or administration surpassed $19 billion for the first time in the company's history, for a five-year compounded annual growth rate of 19 percent.

A Large and Growing Market

Despite current economic challenges, there is no market more attractive over the long term than California. The state is home to about 500,000 households with investable assets of $1 million or more, and 80 percent of them are located in the 12 counties we serve. It is the world's fifth largest economy, with 34 million people and hundreds of thousands of small and mid-sized companies. California is remarkable not only for its size, wealth, entrepreneurial talent and creative strength but also its economic diversity. It leads the nation in everything from entertainment and international trade to agriculture, biotech and technology, defense and aerospace.

A Clear and Focused Value Proposition

City National is California's Premier Private and Business Bank. We offer a unique brand of relationship banking to a focused market of affluent entrepreneurs, business owners, professionals and investors. Our colleagues serve these clients by combining the capabilities and expertise often found at larger financial institutions with outstanding personal service. City National has carved out a strong competitive position that enables us to attract new private and business banking clients and to deepen relationships with those who already bank with us.

Clients are at the center of everything we do. Our colleagues are responsible not only for meeting clients' immediate needs, but also for understanding their financial goals and then directing all of our appropriate resources to help them on *The way up*®.

City National's competitive advantage is, in part, our total focus on the client and a relatively seamless resource of business and private bankers who can provide our

NONINTEREST INCOME ($ MILLIONS)



1998
1999
2000
2001
2002
$0
50
100
150

Higher sales of wealth management, cash management and international products and services contributed to an 11 percent increase in noninterest income last year, bringing the five-year compounded annual growth rate to 22 percent.

To provide complete financial solutions...

And develop broad-based relationships with our clients. From private banking, asset management, investment services and estate planning to business banking, commercial credit, cash management and foreign exchange, we've broadened our capabilities to meet all of our clients' financial needs, both personal and business.

From left to right: NADILEE RUSSELL, SENIOR VICE PRESIDENT, CASH MANAGEMENT; PAIGE SERDEN, SENIOR VICE PRESIDENT, REAL ESTATE DIVISION; JEFFREY SMITH, EXECUTIVE VICE PRESIDENT, WESTSIDE REGION; SHELLEY B. THOMPSON, EXECUTIVE VICE PRESIDENT, WEALTH MANAGEMENT; MARK MAYERS, SENIOR VICE PRESIDENT, INTERNATIONAL DEPARTMENT; AND TOM DEVANEY, SENIOR VICE PRESIDENT, CITY LOAN CENTER



"There's a bond between City National and its clients unlike any I've experienced in my career. This company anticipates clients' needs and brings together the resources and capabilities they need — before they even have to ask. It really is quite remarkable." SHELLEY B. THOMPSON, EXECUTIVE VICE PRESIDENT, WEALTH MANAGEMENT

clients with what they need from one regional center, with a local team that actually knows them, their businesses, their industries and even their families. This is a team that can deliver the financial solutions and advice that work best for clients, including the full range of financial services and products that they need now and as their financial and investment needs evolve in the future.

The business owner who comes to City National for credit, cash management and international trade finance will gain access to an array of outstanding private banking, estate planning and investment advisory services as well. Similarly, our private banking and investment clients receive easy access to a host of business solutions tailored to meet their overall financial objectives.

Others talk about "relationship banking," but our team delivers it. The evidence is clear: among City National's top-tier clients, more than half take advantage of four or more of our seven product categories. What's more, nearly one-third of our new top-tier clients come to us through referrals from our current clients.

Opportunities

The strength of both our value proposition and our business model coupled with successful execution by our colleagues and the loyalty of our clients has produced a track record of consistent, quality earnings growth that Team City National will work hard to carry forward.

Our many opportunities now include expanding client relationships through a growing array of capabilities, infrastructure, offices and colleagues, and adding new top-tier clients in Southern California, the San Francisco Bay Area and New York City. They also include further expansion of our noninterest income.

We expect to realize growth in 2003 and beyond, in part, because of the investments we have made in the past 15 months. Since January 2002, we've added four new offices and created three new full-service regional centers in Oakland, Palo Alto and Walnut Creek to build out our San Francisco Bay Area franchise. With the addition of Civic BanCorp, we doubled our assets in the Bay Area to $1 billion, but beyond that, we added private bankers and branch colleagues to fill out our two-tier delivery system and to provide both branch banking and our brand of premier private and business banking there. We opened a new operations center in the Bay Area as well to bring the same level of service and efficiency to Northern California and to give us an important business continuity center for the entire bank.

In December 2002, we opened a new private banking office in New York City, our first office outside of California, to better serve our bi-coastal clients and create other growth opportunities in that outstanding market.

We hired new and highly talented Private Client Services bankers in San Diego and Orange County, and for our new East Bay team. In a related step, to better deliver wealth management and private banking, we created and staffed our new Private Client Advisor positions.

We also continued our strong commitment to lending to small businesses, including minority- and women-owned businesses, and broadened our business banking product array with enhancements to Online Cash Management and Online Letters of Credit—with more in the pipeline for 2003. We invested substantially to enhance and upgrade our technology and to build our brand and our client base through our successful advertising and direct mail efforts.

Acknowledgments

As we move into 2003 and beyond, City National is committed to the highest principles of business, accounting and corporate governance. As a nationally chartered banking association, as well as a publicly held corporation listed on the New York Stock Exchange, we have a particularly strong determination to uphold appropriate ethical standards and preserve the trust of our clients and communities. Likewise, we are fully committed to providing our shareholders and the investment community with timely, accurate and complete financial information.

While our standards have always been strong, working with our Board of Directors we have strengthened our corporate governance practices in light of evolving guidelines and new legislation. With that in mind, we want to express our deep appreciation to our company's dedicated Directors for their integrity, independence and invaluable counsel.

As we look to the future, we want to thank two distinguished Directors who retired from our Board in 2002. Chuck Rickershauser served with great distinction and dedication for 20 years. Bill Richardson heeded the call to return to public service and was elected Governor of New Mexico. Both men made many contributions to the growth and success of City National, and we are grateful for their service.

We are very pleased to welcome Ken Coleman, who joined our Board as its newest member in February 2003. Ken brings to our Board years of considerable experience and expertise in technology, board service and Northern California.

Finally, we want to express deep appreciation to our clients, our colleagues, our shareholders and the communities that we serve. For almost 50 years, City National has built real value for each of these key constituencies. The credit for that success belongs to everyone involved on Team City National since the bank opened its doors on January 4, 1954.

As we look forward to the celebration of City National's 50th anniversary next January, we are mindful of the success, skills, dedication, effectiveness and collective capabilities of our Board of Directors, Executive Committee and all of our colleagues; the new opportunities that we have in our markets; the loyalty of our remarkable clients; and the much valued support of our shareholders. All this, and much more, makes us quite optimistic about this company's ability to create even greater value for all who will be involved with City National over the next 50 years.

Sincerely,

Bram Goldsmith
Chairman
City National Corporation

Russell Goldsmith
Vice Chairman and CEO
City National Corporation
Chairman and CEO
City National Bank

March 6, 2003

Condensed Consolidated Statement of Income

In thousands, except per share data	*For the year ended December 31,* 2002	2001	2000
Interest income	$609,700	$625,248	$646,288
Interest expense	94,444	191,094	239,772
Net interest income	515,256	434,154	406,516
Provision for credit losses	67,000	35,000	21,500
Net interest income after provision for credit losses	448,256	399,154	385,016
Noninterest income	146,293	132,384	109,484
Noninterest expense	332,591	313,395	294,770
Income before taxes	261,958	218,143	199,730
Income taxes	78,858	71,973	68,070
Net income	$183,100	$146,170	$131,660
Net income per share, basic	$ 3.69	$ 3.05	$ 2.79
Net income per share, diluted	$ 3.56	$ 2.96	$ 2.72
Shares used to compute net income per share, basic	49,563	47,896	47,178
Shares used to compute net income per share, diluted	51,389	49,376	48,393
Dividends per share	$ 0.78	$ 0.74	$ 0.70

Condensed Consolidated Balance Sheet

Dollars in thousands	*December 31,* 2002	2001
Assets		
Cash and cash equivalents	$ 957,273	$ 723,018
Securities	2,226,656	1,814,839
Net loans	7,834,968	7,016,344
Other	851,495	622,115
Total assets	$11,870,392	$10,176,316
Liabilities and Shareholders' Equity		
Deposits	$ 9,839,698	$ 8,131,202
Borrowings	764,329	1,053,563
Other	156,406	100,974
Total liabilities	10,760,433	9,285,739
Shareholders' equity	1,109,959	890,577
Total liabilities and shareholders' equity	$11,870,392	$10,176,316

Condensed Consolidated Statement of Changes in Shareholders' Equity

Dollars in thousands	*For the year ended December 31,* 2002	2001
Beginning balance	$ 890,577	$743,648
Net income	183,100	146,170
Issuance of shares for acquisition	69,986	—
Other comprehensive income net of tax	29,726	22,167
Issuance of shares for stock options	25,019	14,967
Tax benefit from stock options	9,715	4,482
Repurchased shares, net	(59,528)	(5,394)
Cash dividends	(38,636)	(35,463)
Ending balance	$1,109,959	$890,577

Condensed Consolidated Statement of Cash Flows

Dollars in thousands	*For the year ended December 31,* 2002	2001	2000
Cash Flows from Operating Activities			
Net income	$ 183,100	$ 146,170	$ 131,660
Adjustments to net income	1,403	233	59,080
Net cash provided by operating activities	184,503	146,403	190,740
Cash Flows from Investing Activities			
(Purchases) and sales or maturities of securities, net	(327,513)	(241,016)	(286,171)
Loan originations net of principal collections	(535,316)	(721,902)	(726,238)
Other, net	35,497	26,185	212,969
Net cash used by investing activities	(827,332)	(936,733)	(799,440)
Cash Flows from Financing Activities			
Net increase in deposits	1,270,033	722,532	1,037,568
Net (decrease) increase in borrowings	(319,804)	264,892	(112,260)
Cash dividends paid	(38,636)	(35,463)	(32,846)
Other, net	(34,509)	9,573	(22,126)
Net cash provided by financing activities	877,084	961,534	870,336
Net increase in cash and cash equivalents	234,255	171,204	261,636
Cash and cash equivalents at beginning of year	723,018	551,814	290,178
Cash and cash equivalents at end of year	$ 957,273	$ 723,018	$ 551,814

DATA ON COMMON STOCK

The principal market for the Corporation's common stock, where it is listed and trades under the symbol "CYN," is the New York Stock Exchange. Information concerning the range of high and low sales prices for the Corporation's common stock, and the dividends declared, for each quarterly period within the past two fiscal years, is set forth below.

Quarter Ended	High	Low	Dividends Declared
2002			
March 31	$53.18	$45.40	$0.195
June 30	56.42	50.10	0.195
September 30	54.58	43.49	0.195
December 31	48.39	40.10	0.195
2001			
March 31	$40.31	$32.97	$0.185
June 30	45.00	35.50	0.185
September 30	49.75	39.11	0.185
December 31	47.19	37.25	0.185

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
City National Corporation:

KPMG

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of City National Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002 (not presented herein), and in our report dated January 17, 2003 (which contains an explanatory paragraph that states that the Company changed its accounting for goodwill and other intangible assets in 2002 and derivatives and hedging activities in 2001), we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Los Angeles, California
January 17, 2003

FORM 10-K

Shareholders also receive the Corporation's Annual Report on Form 10-K for the year ended December 31, 2002, which is filed with the Securities and Exchange Commission and includes our financial statements. If you request, we will send a copy to you without charge. The Annual Report on Form 10-K includes a list of exhibits filed with the Securities and Exchange Commission, but does not include the exhibits. If you wish to receive copies of the exhibits, we will send them to you upon payment of our expenses for doing so. Please write to:
Stephen D. McAvoy, City National Bank, City National Center, 400 N. Roxbury Drive,
Beverly Hills, CA 90210.
You also may send your request by facsimile to (213) 347-2645 or by email to
investor_relations@cnb.com.

Board of Directors

Bram Goldsmith
Chairman of the Board
City National Corporation

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank
Vice Chairman and
Chief Executive Officer
City National Corporation

George H. Benter, Jr.
President and Chief Operating Officer
City National Bank
President
City National Corporation

Richard L. Bloch
President
Piñon Farm, Inc.

Stuart D. Buchalter
Of Counsel,
Buchalter, Nemer, Fields & Younger, P.C.

Kenneth L. Coleman
Founder, Chairman and
Chief Executive Officer
ITM Software Corporation

Michael L. Meyer
Chief Executive Officer
Michael L. Meyer Company

Ronald L. Olson
Partner
Munger, Tolles & Olson, L.L.P.

Bob Tuttle
Managing Partner
Tuttle-Click Automotive Group

Andrea L. Van de Kamp
Senior Vice President and
Chairman of West Coast Operations
Sotheby's, Inc.

Kenneth Ziffren
Senior Partner
Ziffren, Brittenham, Branca, Fischer,
Gilbert-Lurie & Stiffelman L.L.P.

Executive Committee

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank
Vice Chairman and
Chief Executive Officer
City National Corporation

Bram Goldsmith
Chairman of the Board
City National Corporation

George H. Benter, Jr.
President and Chief Operating Officer
City National Bank
President
City National Corporation

John Beale
Executive Vice President
Chief Information Officer

Robert Brant
Executive Vice President
Northern California Region

Michael B. Cahill
Executive Vice President
General Counsel and Secretary
City National Bank and
City National Corporation

Heng W. Chen
Executive Vice President, Finance
City National Bank
Assistant Treasurer
City National Corporation

Jan R. Cloyde
Executive Vice President
Banking Services Division

Kevin P. Dunigan
Executive Vice President
Core Banking Division

Kate Dwyer
Executive Vice President
Human Resources Division

Dallas Haun
Executive Vice President
South Coast Region and
Inland Empire Region

Martha Henderson
Executive Vice President
Entertainment Division

Stanley J. Kafka
Executive Vice President
Real Estate Division

Vernon C. Kozlen
Executive Vice President
Asset Management Development

Thomas R. Miller
Executive Vice President
Marketing Division

Robert D. Patterson
Executive Vice President
San Fernando Valley/Ventura Region

Frank P. Pekny
Vice Chairman and
Chief Financial Officer
City National Bank
Executive Vice President and
Chief Financial Officer
City National Corporation

Jeffery L. Puchalski
Executive Vice President
Senior Risk Management Officer

Jeffrey Smith
Executive Vice President
Westside Region

Shelley B. Thompson
Executive Vice President
Wealth Management

Christopher J. Warmuth
Executive Vice President
Chief Credit Officer

Banking Offices

Alameda County

Fremont
Diane Hensley, Manager
(510) 574-1900

*Oakland**
Matt Ching, Manager
(510) 287-3140

San Leandro
Mike LeVien, Manager
(510) 347-3410

Contra Costa County

*Walnut Creek**
Kevin Louie, Manager
(925) 274-2740

Los Angeles County

*Beverly Hills**
Philip Mora, Manager
(310) 888-6000

Burbank
Denise Marchese, Manager
(818) 238-2400

Century City
Barbara Villalpando, Manager
(310) 888-6850

Century City-Avenue of the Stars
Frank Caruso, Manager
(310) 282-7850

Century City-Plaza Towers
A.J. Kroener, Manager
(310) 282-7800

Chatsworth
Affie Bahar, Manager
(818) 773-4440

City of Commerce
Irma Castaneda, Manager
(323) 838-4000

City of Industry
Tim Nguyen, Manager
(562) 463-2000

Encino
Arpy Zakarian, Manager
(818) 905-4100

Glendale
Monika Rye, Manager
(818) 265-5620

*Long Beach-Golden Shore**
Teresa Granados, Manager
(562) 624-8600

Long Beach-Marina
Belinda Moffatt, Manager
(562) 936-5800

Los Angeles:

Fairfax
Fernando Linares, Manager
(323) 634-7200

*Library Tower**
Sara Buen Abad, Manager
(213) 553-8200

Los Angeles Airport
Catherine Wachter, Manager
(310) 342-4500

Olympic/Burlington
Walter McBeth, Manager
(213) 427-5357

Pershing Square
Mel Merrick, Manager
(213) 347-2200

Pasadena
Jeffrey Johnson, Manager
(626) 432-7100

Santa Monica
Nicolette Schwartz, Manager
(310) 264-2900

*Sherman Oaks**
Erich Klein, Manager
(818) 382-1400

Studio City
Kathleen Atkinson, Manager
(818) 487-7500

Studio City Convenience Center
Kathleen Atkinson, Manager
(818) 487-7500

Sun Valley
John Zieglgansberger, Manager
(818) 252-3020

Torrance
Joan Hockenbary, Manager
(310) 793-5700

Universal City
Edward Munoz, Manager
(818) 487-1040

Valencia
Elizabeth Hopp, Manager
(661) 291-3160

Van Nuys
Peggy Hiestand, Manager
(818) 756-3260

West Hollywood
Jeri O'Shea, Manager
(310) 888-6800

West Los Angeles
Nancy Smylie-Harmon, Manager
(310) 888-6900

Westwood
Michael Gintz, Manager
(310) 888-6950

Woodland Hills
Carl Nelson, Manager
(818) 227-4300

Orange County

Irvine
Peter Meyers, Manager
(949) 862-7000

*Irvine-Orange County Airport**
James McCloskey, Manager
(949) 223-4004

Irvine Spectrum
Sajeda Simjee, VP
(949) 754-1524

La Palma
Marla Young, Manager
(714) 228-7700

Los Alamitos
Karyn Cecchini, Manager
(562) 936-5840

Riverside County

*Riverside**
David Fisher, Manager
(909) 276-8800

San Bernardino County

Ontario
Ernie Hwang, SVP
(909) 476-7980

San Diego County

Carlsbad
Robert Cafaro, Manager
(760) 918-2140

*La Jolla**
Nahid Aminzai, Manager
(858) 642-4900

San Diego
Margaret Oppliger, Manager
(619) 238-7460

San Francisco County

*San Francisco**
Joe Sedillo, Manager
(415) 576-2700

San Mateo County

Burlingame
Wyman Wong, Manager
(650) 696-6400

Santa Clara County

*Palo Alto**
(650) 812-8300

Tulare County

Tulare
Randal B. Irwin, SVP
(559) 684-4366

Ventura County

Camarillo
Brian Fitzwilliam, Manager
(805) 384-2100

*Oxnard**
Alice Madrid, Manager
(805) 981-2700

Ventura
Maribeth Butler, Manager
(805) 677-4200

Westlake Village
Denis Weber, Manager
(805) 777-8740

New York

New York
Private Banking Office
Frank Baudille, SVP
(917) 322-5200

* Banking Office is located in a City National Regional Center. Regional Centers are full-service financial centers staffed with experienced colleagues who offer a broad array of services, including personal banking, business banking and wealth management services—as well as industry-specific services—to better serve clients.

Regional Centers

City National Center, Beverly Hills
Damien Doss, SVP
Private Client Services
(310) 888-6099

Kevin McCarthy, SVP
Private Client Services
(310) 888-6126

Scott Kelley, SVP
Commercial Banking Services
(310) 888-6536

Ray Forgette, SVP
Century City Office
(310) 888-6111

East Bay Regional Center, Oakland
Jean Blomberg, SVP
Private Client Services
(510) 287-3163

Steve Shelton, SVP
Commercial Banking Services
(510) 287-3166

Michael Skubic, SVP
Commercial Banking Services
(510) 287-3150

Tony Mesones, VP
Fremont Office
(510) 574-1905

Inland Empire Regional Center, Riverside
Bruce Wachtel, SVP
Commercial Banking & Private Client Services
(909) 276-8865

Ernie Hwang, SVP
Ontario Office
(909) 476-7980

Long Beach Regional Center
Nancy Lawson-Casemore, SVP
Private Client Services
(562) 624-8670

Stephen A. Kwitoski, SVP
Commercial Banking Services
(562) 624-8648

Los Angeles Regional Center
Pauline Schiff, SVP
Private Client Services
(213) 553-8232

Michael G. Krcelic, SVP
Commercial Banking Services
(213) 615-8312

Orange County Regional Center, Irvine
Noel Hamilton, SVP
Private Client Services
(949) 223-4053

Thomas B. Rogers, SVP
Commercial Banking Services
(949) 223-4055

Kristine Chung, SVP
North Orange County Office
(714) 228-7750

Palo Alto Regional Center
Jean Blomberg, SVP
Private Client Services
(650) 812-8300

Timothy A. White, VP
Commercial Banking Services
(650) 812-8300

San Diego Regional Center, La Jolla
Cathy Mendis, SVP
Private Client Services
(858) 642-4915

Susan Ten Eyck Mallory, SVP
Commercial Banking Services
(858) 642-4970

San Fernando Valley Regional Center, Sherman Oaks
Dennis G. Isleib, SVP
Commercial Banking & Private Client Services
(818) 382-1507

San Francisco Regional Center
David M. Lawrence, SVP
Private Client Services
(415) 576-2733

Ed Obuchowski, SVP
Commercial Banking Services
(415) 576-3987

Dan O'Brien, SVP
Burlingame Office
(650) 696-6406

Ventura County Regional Center, Oxnard
Jeffrey D. Paul, SVP
Commercial Banking & Private Client Services
(805) 981-2780

Walnut Creek Regional Center
Jean Blomberg, SVP
Private Client Services
(925) 274-2762

Arlene Gould, SVP
Commercial Banking Services
(925) 274-5120

City National Securities, Inc. Member NASD/SIPC

Michael Nunnelee
(800) 280-1464

Specialized Services

Agribusiness
Jim Ramirez, SVP
(213) 615-8369

Cash Management
Nadilee Russell, SVP
(213) 347-2600
(415) 576-2761

Community Reinvestment
Jeffery L. Puchalski, EVP
(213) 347-2400

Dairy Industries Group
Randal B. Irwin, SVP
(559) 684-4366
(909) 476-7995

Entertainment
Martha Henderson, EVP
(310) 888-6200

Franchise Finance
Michael Tyminski, SVP
(818) 382-1585

Government Lending
Phil Bond, SVP
(213) 347-2211
(800) 722-5945

Income Property Group/ Mortgage Banking Services
Allen Matchie, SVP
(213) 833-4818

International
Mark Mayers, SVP
(213) 347-2324
(415) 576-2520

Leasing
John R. Hoetger, VP
(310) 888-6615

Real Estate Division
Stanley J. Kafka, EVP
(310) 888-6500

Specialty Deposits
Phil Petrozzi, SVP
(714) 228-7720

Technology Banking
Robert Brant, EVP
(415) 576-2775

Reed, Conner & Birdwell, LLC

Donn B. Conner, President
(310) 478-4005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-10521

CITY NATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**95-2568550**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
City National Center 400 North Roxbury Drive, Beverly Hills, California	**90210**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code (310) 888-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

No securities are registered pursuant to Section 12(g) of the Act

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K §229-405 of this chapter is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). YES ☒ NO ☐

The aggregate market value of the registrant's common stock ("Common Stock") held by non-affiliates is approximately $2,265,876,239 (based on the June 28, 2002 closing price of Common Stock of $53.75 per share).

As of February 28, 2003, there were 48,720,735 shares of Common Stock outstanding.

Documents Incorporated by Reference

The information required to be disclosed pursuant to Part III of this report either shall be (i) deemed to be incorporated by reference from selected portions of City National Corporation's definitive proxy statement for the 2003 annual meeting of stockholders, if such proxy statement is filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the Corporation's most recently completed fiscal year, or (ii) included in an amendment to this report filed with the Commission on Form 10-K/A not later than the end of such 120 day period.

Part I

Item 1. Business

General

City National Corporation (the "Corporation") was organized in Delaware in 1968 to acquire the outstanding capital stock of City National Bank (the "Bank"). References to the "Company" reflect all of the activities of the Corporation and its subsidiaries, including the Bank. The Corporation owns all the outstanding shares of the Bank.

The Bank, which was founded in 1953 and opened for business in January 1954, conducts business in California and New York City. The Bank provides banking, investment and trust services through 54 offices including an office in New York City and 12 full-service regional centers in Southern California and the San Francisco Bay Area.

In the three years ended December 31, 2002, the Company acquired three financial services institutions. On February 28, 2002, the Company completed the acquisition of Civic BanCorp ("Civic") headquartered in Oakland, California with total assets at December 31, 2001 of $524.0 million. The total purchase price was $123.5 million (including the consideration for outstanding stock options). Subsequently two former Civic BanCorp branches with combined deposits of approximately $37.0 million were sold. On December 29, 2000, the Corporation completed the acquisition of Reed, Conner & Birdwell, Inc. ("RCB"), an investment management firm with $1.1 billion in total client assets under management on the date of acquisition. On February 29, 2000, the Corporation acquired The Pacific Bank, N.A. ("Pacific Bank") which had total assets at December 31, 1999 of $774.9 million. The total purchase price was $145.2 million (including the consideration for outstanding stock options). See "—Note 2 to Notes to Consolidated Financial Statements" on page A-48 of this report.

On January 31, 2003, the Corporation announced that it had entered into a definitive agreement to acquire Convergent Capital LLC, a privately held Chicago-based company, and substantially all of its asset management holdings, including its majority ownership interests in eight asset management firms and minority interests in two additional firms. Combined, these 10 firms manage assets of $6.5 billion. The purchase price is $49.0 million, comprised of cash and the assumption of approximately $7.5 million of debt, and is subject to closing adjustments. Upon satisfaction of regulatory and other customary closing conditions, the acquisition is expected to close in the second quarter of 2003.

The Company is engaged in one operating segment: providing private and business banking, including investment and trust services. The Bank is the second largest independent commercial bank headquartered in California. The Bank's principal client base comprises small-to mid-sized businesses, entrepreneurs, professionals, and affluent individuals. The Bank typically serves clients through relationship banking. The Bank seeks to build client relationships with a high level of personal service and tailored products through private and commercial banking teams, product specialists and investment advisors to facilitate the client, where appropriate for the client, to use multiple services and products offered by the Company. The Company offers a broad range of loans, deposit, cash management, international banking, and other products and services. The Company also lends, invests, and provides services in accordance with its Community Reinvestment Act ("CRA") commitment. Through RCB, a subsidiary of the Corporation and City National Investments ("CNI"), a division of the Bank, the Company offers personal and employee benefit trust services, including 401(k) and defined benefit plans, manages investments for clients, and engages in securities sales and trading. The Bank also manages and offers mutual funds under the name of CNI Charter Funds.

Competition

The banking business is highly competitive. The Bank competes with domestic and foreign banks for deposits, loans, and other banking business. In addition, other financial intermediaries, such as savings and loans, money market mutual funds, securities firms, credit unions, insurance companies and other financial services companies, compete with the Bank. Furthermore, interstate banking legislation has eroded the geographic constraints on the financial services industry. Legislation has facilitated the ability of non-depository institutions to act as financial intermediaries. See "—Supervision and Regulation—Financial Services Modernization Legislation."

Economic Conditions, Government Policies, Legislation, and Regulation

The Company's profitability, like most financial institutions, is highly dependent on interest rate differentials. In general, the difference between the interest rates paid by the Bank on interest-bearing liabilities, such as deposits and other borrowings, and the interest rates received by the Bank on its interest-earning assets, such as loans extended to its clients and securities held in its investment portfolio, comprise the major portion of the Company's earnings. These rates are highly sensitive to many factors that are beyond the Company's control, such as inflation, recession, and unemployment, and the impact which future changes in domestic and foreign economic conditions might have on the Company cannot be predicted.

The Company's business is also influenced by the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Federal Reserve implements national monetary policies (with objectives such as curbing inflation and combating recession) through its open-market operations in U.S. Government securities, by adjusting the required level of reserves for depository institutions subject to its reserve requirements, and by varying the target federal funds and discount rates applicable to borrowings by depository institutions. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments, and deposits and also affect interest rates earned on interest-earning assets and paid on interest-bearing liabilities. The nature and impact on the Company of any future changes in monetary and fiscal policies cannot be predicted.

From time to time, legislative acts, as well as regulations, are enacted which have the effect of increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial services providers. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies, and other financial institutions and financial services providers are frequently made in the U.S. Congress, in the state legislatures, and before various regulatory agencies. See "—Supervision and Regulation."

Employees

At December 31, 2002, the Company had 2,250 full-time equivalent employees. None of the employees are covered by a collective bargaining agreement. The Company considers its employee relations to be satisfactory.

Supervision and Regulation

General

Bank holding companies and banks are extensively regulated under both federal and state law. This regulation is intended primarily for the protection of depositors, the deposit insurance fund, and other clients of the Company, and not for the benefit of shareholders of the Corporation. Set forth below is a summary description of the material laws and regulations which relate to the operations of the Corporation and the Bank. The description is qualified in its entirety by reference to the applicable laws and regulations.

The Corporation

The Corporation, as a registered bank holding company, is subject to regulation by the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the "BHCA"). In exercising its regulatory authority, the Federal Reserve may:

- conduct examinations of the Corporation and its subsidiaries;
- require the Corporation to terminate activities that the Federal Reserve believes constitute a significant risk to the financial safety, soundness, or stability of the Corporation or any of its banking subsidiaries;
- limit the Corporation's ability to repurchase or redeem its equity securities;
- restrict certain tie-in arrangements in connection with any extension of credit, lease or sale of property, or furnishing of services;
- require the Corporation to obtain the prior approval of the Federal Reserve before acquiring another bank holding company or a bank; and
- prohibit the Corporation, except in certain statutorily prescribed instances, from acquiring or engaging in non-banking activities, other than any activities that are deemed by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto (See "—Financial Services Modernization Legislation").

Under Federal Reserve regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve's policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve's regulations or both.

The Bank

The Bank, as a national banking association, is subject to primary supervision, examination, and regulation by the Office of the Comptroller of the Currency (the "Comptroller"). To a lesser extent, the Bank is also subject to certain regulations promulgated by the Federal Reserve and the Federal Deposit Insurance Corporation. If, as a result of an examination of a bank, the Comptroller should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of the bank's operations are unsatisfactory or that the bank or its management is violating or has violated any law or regulation, various remedies are available to the Comptroller. These remedies include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the bank, to assess civil monetary penalties, to remove officers and directors, and ultimately to terminate the bank's deposit insurance.

Various requirements and restrictions under the laws of the United States affect the operations of the Bank. Statutes and regulations relate to many aspects of the Bank's operations, including reserves against deposits, ownership of deposit accounts, interest rates payable on deposits, loans, investments, mergers, and acquisitions, borrowings, dividends, locations of branch offices, and capital requirements. Further, the Bank is required to maintain certain levels of capital. See "—Capital Standards."

Financial Services Modernization Legislation

The Gramm-Leach-Bliley Act of 1999 (the "Financial Services Modernization Act") has established a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the BHCA framework to permit a bank holding company to engage in a full range of financial activities through a new type of entity known as a financial holding company. "Financial activities" include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

In order for the Corporation to take advantage of the ability to affiliate with certain other financial services providers, the Corporation must elect to become a "financial holding company". The Corporation currently meets the requirements to make an election to become a financial holding company. The Corporation's management has not determined at this time to seek an election to become a financial holding company. The Corporation continues to examine its strategic business plan to determine whether, based on market conditions, the relative financial conditions of the Corporation and its subsidiaries, regulatory capital requirements, general economic conditions, and other factors, the Corporation desires to use any of the expanded powers provided in the Financial Services Modernization Act.

The Financial Services Modernization Act also permits national banks to engage in expanded activities through the formation of financial subsidiaries. A national bank may have a subsidiary engage in any activity authorized for national banks directly or any financial activity, except for, among others, insurance underwriting, insurance investments, or merchant banking, which may only be conducted through a subsidiary of a financial holding company. Financial activities include all other activities permitted under new sections of the BHCA or permitted by regulation.

A national bank seeking to have a financial subsidiary must be "well-capitalized" and "well-managed." The total assets of all financial subsidiaries may not exceed the lesser of 45% of a bank's total assets, or $50 billion. Further, if the bank is among the 50 largest banks in the United States, as is the Bank, it must have an issue of unsecured long-term debt rated in one of the top three investment grade categories. The Bank does not currently qualify to have a financial subsidiary because its credit rating is not in one of the three highest investment grade ratings. National banks, whether qualified to have a financial subsidiary or not, may still conduct activities authorized for national banks directly through operating subsidiaries.

The Corporation and the Bank do not believe that the Financial Services Modernization Act will have a material adverse effect on operations in the near-term. However, to the extent that it permits banks, securities firms, and insurance companies to affiliate, the financial services industry may experience further consolidation. The Financial Services Modernization Act grants to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, this act may have the result of increasing the amount of competition that the Corporation and the Bank face from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than the Corporation and the Bank.

Pursuant to the Financial Services Modernization Act, federal banking regulators have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These rules require disclosure of privacy policies to consumers and, in some circumstance, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party.

In addition, the Financial Services Modernization Act directed federal banking regulators to adopt consumer protection rules for the sale of insurance products by depository institutions. These rules prohibit depository institutions from conditioning an extension of credit on the consumer's purchase of an insurance product or annuity from the depository institution or from any of its affiliates, or on the consumer's agreement not to obtain, or a prohibition on the consumer from obtaining, an insurance product or annuity from an unaffiliated entity. Furthermore, to the extent practicable, a depository institution must keep insurance and annuity sales activities physically segregated from the areas where retail deposits are routinely accepted from the general public. Finally, the rule contains required disclosures and addresses cross marketing and referral fees.

USA Patriot Act

The USA Patriot Act of 2001 strengthens the ability of various agencies of the United States to work cohesively to combat terrorism on a variety of fronts. The impact of the Act on financial institutions of all kinds is significant and wide ranging. The Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including;

- Due diligence requirements for financial institutions that administer, maintain, or manage private banks accounts or correspondent accounts for non-U.S. persons;
- Standards for verifying customer identification at account opening;
- Rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering;
- Reports by nonfinancial trades and business filed with the Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000 and;
- Filing of suspicious activities reports by brokers and dealers if they believe a customer may be violating U.S. laws and implementing regulations.

The Company is not able to predict the impact of such law on its financial condition or results of operations at this time since the regulations for this law are in proposed form and have yet to be finalized.

Dividends and Other Transfers of Funds

The Corporation is a legal entity separate and distinct from the Bank. Dividends from the Bank constitute the principal source of income to the Corporation. The Bank is subject to various statutory and regulatory restrictions on its ability to pay dividends to the Corporation. Under such restrictions, at December 31, 2002 the Bank could have paid dividends of $136.3 million to the Corporation without obtaining prior approval of its banking regulators. In addition, the Federal Reserve has the authority to prohibit the Bank from paying dividends, depending upon the Bank's financial condition, if such payment is deemed to constitute an unsafe or unsound practice.

The Comptroller also has the authority to prohibit the Bank from engaging in activities that, in its opinion, constitute unsafe or unsound practices in conducting its business. It is possible, depending upon the financial condition of the Bank and other factors, that the Comptroller could assert that the payment of dividends or other payments might, under some circumstances, be such an unsafe or unsound practice. Further, the bank regulatory agencies have established guidelines with respect to the maintenance of appropriate levels of capital by banks or bank holding companies under their jurisdiction. Compliance with the standards set forth in such guidelines and the restrictions that are or may be imposed under the prompt corrective action provisions of federal law could limit the amount of dividends which the Bank or the Corporation may pay.

Federal law limits the ability of the Bank to extend credit to the Corporation or its other affiliates, to invest in stock or other securities thereof, to take such securities as collateral for loans, and to purchase assets from the Corporation or other affiliates. These restrictions prevent the Corporation and such other affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Further, such secured loans and investments by the Bank to or in the Corporation or to or in any other affiliate are limited individually to 10.0% of the Bank's capital and surplus and in the aggregate to 20.0% of the Bank's capital and surplus. See "Note 10 to Notes to Consolidated Financial Statements" on page A-60 of this report. Additional restrictions on transactions with affiliates may be imposed on the Bank under the prompt corrective action provisions of federal law. See "—Prompt Corrective Action and Other Enforcement Mechanisms."

Capital Standards

Each federal banking agency has adopted risk-based capital regulations under which a banking organization's capital is compared to the risk associated with its operations for both transactions reported on the balance sheet as assets as well as transactions which are off-balance sheet items, such as letters of credit and recourse arrangements. Under the capital regulations, the nominal dollar amounts of assets and the balance sheet equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as commercial loans.

In addition to the risk-based capital guidelines, federal banking agencies require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated composite 1 under the "Uniform Financial Institutions Rating System (CAMELS)" for banks, which rating is the highest of the five categories used by the federal banking agencies to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3%. For all but the most highly-rated banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 4%. Banking organizations with supervisory, financial, operational, or managerial weaknesses, as well as organizations that are anticipating or experiencing significant growth, are expected to maintain capital ratios above the minimum levels. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the federal banking agencies have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

At December 31, 2002, the Corporation and the Bank each exceeded the required risk-based capital ratios for classification as "well capitalized" as well as the required minimum leverage ratios. See "Management's Discussion and Analysis—Balance Sheet Analysis—Capital" on page A-15 of this report.

Prompt Corrective Action and Other Enforcement Mechanisms

Federal banking agencies possess broad powers to take corrective and other supervisory action to resolve the problems of insured depository institutions, including but not limited to those institutions that fall below one or more prescribed minimum capital ratios.

An institution that, based upon its capital levels, is classified as well capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat a significantly undercapitalized institution as critically undercapitalized unless its capital ratio actually warrants such treatment.

In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation, or any condition imposed in writing by the agency or any written agreement with the agency.

Safety and Soundness Standards

As required by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended, the federal banking agencies have adopted guidelines designed to assist the federal banking agencies in identifying and addressing potential safety and soundness concerns before capital becomes impaired. The guidelines set forth operational and managerial standards relating to: (i) internal controls, information systems, and internal audit systems, (ii) loan documentation, (iii) credit underwriting, (iv) asset growth, (v) earnings, and (vi) compensation, fees, and benefits. In addition, the federal banking agencies have also adopted safety and soundness guidelines with respect to asset quality and earnings standards. These guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating. Under these standards, an insured depository institution should: (i) conduct periodic asset quality reviews to identify problem assets, (ii) estimate the inherent losses in problem assets and establish allowances that are sufficient to absorb estimated losses, (iii) compare problem asset totals to capital, (iv) take appropriate corrective action to resolve problem assets, (v) consider the size and potential risks of material asset concentrations, and (vi) provide periodic asset quality reports with adequate information for management and the board of directors to assess the level of asset risk. These guidelines also set forth standards for evaluating and monitoring earnings and for ensuring that earnings are sufficient for the maintenance of adequate capital and reserves.

Federal regulations require banks to maintain adequate valuation allowances for potential credit losses. The Company has an internal risk analysis and review staff that continually reviews loan quality and ultimately reports to the Audit Committee. This analysis includes a detailed review of the classification and categorization of problem loans, assessment of the overall quality and collectibility of the loan portfolio, consideration of loan loss experience, trends in problem loans, concentration of credit risk, and current economic conditions, particularly in California. Based on this analysis, management, with the review and approval of the Audit Committee, determines the adequate level of allowance required. The allowance for credit losses is allocated to different segments of the loan portfolio, but the entire allowance is available for the loan portfolio in its entirety.

Premiums for Deposit Insurance

The Bank's deposit accounts are insured by the Bank Insurance Fund ("BIF"), as administered by the Federal Deposit Insurance Corporation (the "FDIC"), up to the maximum permitted by law. Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC or the institution's primary regulator.

The FDIC charges an annual assessment for the insurance of deposits, which as of December 31, 2002 ranged from 0 to 27 cents per $100 of insured deposits, based on the risk a particular institution poses to its deposit insurance fund. The risk classification is based on an institution's capital group and supervisory subgroup assignment. An institution's capital group is based on the FDIC's determination of whether the institution is well capitalized, adequately capitalized, or less than adequately capitalized. An institution's supervisory subgroup assignment is based on the FDIC's assessment of the financial condition of the institution and the probability that FDIC intervention or other corrective action will be required. In addition to its normal deposit insurance premium as a member of the BIF, the Bank must pay an additional premium toward the retirement of the Financing Corporation bonds ("Fico Bonds") issued in the 1980s to assist in the recovery of the savings and loan industry. In 2002 this premium was approximately 1.8 cents per $100 of insured deposits.

Interstate Banking and Branching

The BHCA permits bank holding companies from any state to acquire banks and bank holding companies located in any other state, subject to certain conditions, including certain nationwide- and state-imposed concentration limits. The Company has the ability, subject to certain restrictions, to acquire by acquisition or merger branches outside its home state. The establishment of new interstate branches is also possible in those states with laws that expressly permit it. Interstate branches are subject to certain laws of the states in which they are located. Competition may increase further as banks branch across state lines and enter new markets. In December 2002, the Company purchased an existing branch in New York and opened a private banking facility. From time to time, the Company may consider and if deemed feasible, may engage in additional interstate branch acquisitions.

Community Reinvestment Act and Fair Lending Developments

The Bank is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and CRA activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods. A bank may be subject to substantial penalties and corrective measures for a violation of certain fair lending laws. The federal banking agencies may take compliance with such laws and CRA obligations into account when regulating and supervising other activities.

A bank's compliance with its CRA obligations is based on a performance-based evaluation system which bases CRA ratings on an institution's lending, service and investment performance. When a bank holding company applies for approval to acquire a bank or other bank holding company, the Federal Reserve will review the assessment of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application. In connection with its assessment of CRA performance, the appropriate bank regulatory agency assigns a rating of "outstanding," "satisfactory," "needs to improve," or "substantial noncompliance." A bank's CRA rating will also affect the ability of the bank and its bank holding company to take advantage of the new powers granted by the Financial Services Modernization Act. Based on the most current examination report dated January 10, 2000, the Bank was rated "satisfactory." See "—Financial Services Modernization Legislation."

Investment Advisers Act

Under the Investment Advisers Act of 1940 ("Advisers Act"), investment advisers, such as RCB and City National Asset Management, Inc., a subsidiary of the Bank, who manage $25 million or more in client assets or who act as adviser to a registered investment company must register with the Securities and Exchange Commission.

Available Information

The Company's home page on the Internet is www.cnb.com. The Company makes its web site content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this Form 10-K.

The Company makes its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statement for its annual shareholder meetings, as well as any amendment to those reports, available free of charge through its web site as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC. You can learn more about the Company by reviewing the Company's SEC filings on its web site. The Company's SEC reports can be accessed through the investor relations page of its web site. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including the Corporation."

Item 2. Properties

The Company has its principal offices in the City National Center, 400 North Roxbury Drive, Beverly Hills, California 90210, which the Company owns and occupies. The property has a market value in excess of its depreciated value included in the Company's financial statements. The Company actively maintains operations in 54 banking offices and certain other properties.

Since 1967, the Bank's Pershing Square Banking Office and a number of Bank departments have been a tenant of the office building located at 606 South Olive Street in downtown Los Angeles. The building was originally developed and built by a partnership between a wholly-owned subsidiary of the Bank, Citinational Bancorporation, and Buckeye Construction Co., and Buckeye Realty and Management Corporation (two corporations then affiliated with Mr. Bram Goldsmith, then only a director and currently Chairman of the Board of the Corporation). Since its completion, the building has been owned by Citinational-Buckeye Building Co., a limited partnership of which Citinational Bancorporation and Olive-Sixth Buckeye Co. are the only general partners, each with a 29% partnership interest. Citinational Bancorporation has an additional 3% interest as a limited partner of Citinational-Buckeye Building Co.; the remainder is held by other, unaffiliated limited partners. Olive-Sixth Buckeye Co. is a limited partnership of which Mr. Goldsmith is a 49% general partner; therefore, Mr. Goldsmith has an indirect 14% ownership interest in Citinational-Buckeye Building Co. The remaining general partner and all limited partners of Olive-Sixth Buckeye Co. are not affiliated with the Corporation. Since 1990, Citinational-Buckeye Building Co. has managed the building, which is almost fully leased.

As of December 31, 2002, the Bank owned one other banking office property in Riverside, California.

The remaining banking offices and other properties are leased by the Bank. Total annual rental payments (exclusive of operating charges and real property taxes) are approximately $20.9 million, with lease expiration dates ranging from 2003 to 2013, exclusive of renewal options.

Item 3. Legal Proceedings

The Corporation and its subsidiaries are defendants in various pending lawsuits. Based on present knowledge, management, including in-house counsel, does not believe that the outcome of such lawsuits will have a material adverse effect upon the Company.

The Corporation is not aware of any material proceedings to which any director, officer, or affiliate of the Corporation, any owner of record or beneficially of more than 5% of the voting securities of the Corporation as of December 31, 2002, or any associate of any such director, officer, affiliate of the Corporation, or security holder is a party adverse to the Corporation or any of its subsidiaries or has a material interest adverse to the Corporation or any of its subsidiaries, except as follows. Stuart Buchalter, a director of the Corporation and the Bank, also serves as a co-trustee of an insurance trust created by a client of the Bank. The insurance trust, the Bank's client, a business trust of the Bank's client and certain related entities are adverse parties to the Bank in a collection action brought by the Bank, as further described under the heading "Certain Transactions" in the Corporation's definitive proxy statement for the 2003 Annual Meeting of Stockholders, which description is incorporated by reference in Item 13 of Part III of this report.

Item 4. Submission of Matters to a Vote of Security Holders

There was no submission of matters to a vote of security holders during the fourth quarter of the year ended December 31, 2002.

Item 4A. Executive Officers of the Registrant

Shown below are names and ages of all executive officers of the Corporation and officers of the Bank who are deemed to be executive officers of the Corporation, with indication of all positions and offices with the Corporation and the Bank. Mr. Russell Goldsmith is the son of Mr. Bram Goldsmith.

Name	Age	Present principal occupation and principal occupation during the past five years
Russell D. Goldsmith	53	Vice Chairman and Chief Executive Officer, City National Corporation since October 1995; Chairman of the Board and Chief Executive Officer, City National Bank since October 1995
Bram Goldsmith	80	Chairman of the Board, City National Corporation
George H. Benter, Jr.	61	President, City National Corporation since 1993; President and Chief Operating Officer, City National Bank since 1992
Frank P. Pekny	59	Executive Vice President and Treasurer/Chief Financial Officer, City National Corporation since 1992; Vice Chairman and Chief Financial Officer since 1995, City National Bank
Michael B. Cahill	49	Executive Vice President, Secretary and General Counsel, City National Bank and City National Corporation, since June 2001; President and CEO, Avista Ventures, Inc., and Pentzer Corporation, 1999-2001; President and CEO, Imfax, Inc. 1997-1999
Heng W. Chen	50	Assistant Chief Financial Officer and Assistant Treasurer since June 1998, Controller, 1996 to 1998, Assistant Treasurer, 1991 to 1996, City National Corporation; Executive Vice President, Finance since March 2000, Senior Vice President, Finance, June 1998 to March 2000, Senior Vice President-Finance and Controller, 1995 to 1998, City National Bank
Jan R. Cloyde	52	Executive Vice President and Director of Banking Services, City National Bank since October 1998; Executive Vice President Home Savings of America from September 1996 to September 1998
Stephen D. McAvoy	57	Controller, City National Corporation since March 1998; Senior Vice President and Controller, City National Bank since March 1998; Vice President — Controller, Transamerica Home Loan, August 1997 to February 1998
Christopher J. Warmuth	48	Executive Vice President and Chief Credit Officer, City National Bank since June 2002; Executive Vice President and Chief Commercial Credit Officer, Bank of the West April 2002 to May 2002; Chief Credit Officer and Head of the Quality Management Division United California Bank (formerly Sanwa Bank California) March 1998 to March 2002; Senior Vice President and Manager Special Assets Department Sanwa Bank California June 1994 to February 1998

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Corporation's common stock is listed and traded principally on the New York Stock Exchange under the symbol "CYN." Information concerning the range of high and low sales prices for the Corporation's common stock, and the dividends declared, for each quarterly period within the past two fiscal years is set forth below.

Quarter Ended	High	Low	Dividends Declared
2002			
March 31	$53.18	$45.40	$0.195
June 30	56.42	50.10	0.195
September 30	54.58	43.49	0.195
December 31	48.39	40.10	0.195
2001			
March 31	$40.31	$32.97	$0.185
June 30	45.00	35.50	0.185
September 30	49.75	39.11	0.185
December 31	47.19	37.25	0.185

As of February 28, 2003 the closing price of the Corporation's stock on the New York Stock Exchange was $46.56 per share. As of that date, there were approximately 1,725 record holders of the Corporation's common stock. On January 22, 2003, the Board of Directors authorized a regular quarterly cash dividend on its common stock at an increased rate of $0.205 per share payable on February 18, 2003.

For a discussion of dividend restrictions on the Corporation's common stock, see "Note 10 to Notes to Consolidated Financial Statements" on page A-60 of this report.

Item 6. Selected Financial Data

The information required by this item appears on page A-2, under the caption "Selected Financial Information," and is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The information required by this item appears on pages A-3 through A-35, under the caption "Management's Discussion and Analysis," and is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information required by this item appears on pages A-16 through A-21, under the caption "Management's Discussion and Analysis," and is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

The information required by this item appears on pages A-37 through A-70 and on page A-35, under the captions "2002 Quarterly Operating Results" and "2001 Quarterly Operating Results," and is incorporated herein by reference.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item, to the extent not included under "Item 4A. Executive Officers of the Registrant" in Part I of this report, will appear in the Corporation's definitive proxy statement for the 2003 Annual Meeting of Stockholders (the "2003 Proxy Statement"), and such information either shall be (i) deemed to be incorporated herein by reference from that portion of the 2003 Proxy Statement, if filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the Corporation's most recently completed fiscal year, or (ii) included in an amendment to this report filed with the Commission on Form 10-K/A not later than the end of such 120 day period.

Item 11. Executive Compensation

The information required by this item will appear in the 2003 Proxy Statement, and such information either shall be (i) deemed to be incorporated herein by reference from the 2003 Proxy Statement, if filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the Corporation's most recently completed fiscal year, or (ii) included in an amendment to this report filed with the Commission on Form 10-K/A not later than the end of such 120 day period.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will appear in the 2003 Proxy Statement, and such information either shall be (i) deemed to be incorporated herein by reference from the 2003 Proxy Statement, if filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the Corporation's most recently completed fiscal year, or (ii) included in an amendment to this report filed with the Commission on Form 10-K/A not later than the end of such 120 day period.

Item 13. Certain Relationships and Related Transactions

The information required by this item will appear in the 2003 Proxy Statement, and such information either shall be (i) deemed to be incorporated herein by reference from the 2002 Proxy Statement, if filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the Corporation's most recently completed fiscal year, or (ii) included in an amendment to this report filed with the Commission on Form 10-K/A not later than the end of such 120 day period. Also see "Note 4 to Notes to Consolidated Financial Statements" on page A-50 of this report.

Item 14. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under SEC rules, the Company is required to maintain disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company's disclosure controls and procedures were designed to ensure that material information related to the Company, including its consolidated subsidiaries, is made known to management, including the chief executive officer and chief financial officer, in a timely manner. In connection with the Company's system of disclosure controls and procedures, the Company has created a disclosure committee which consists of certain members of the Company's senior management. The system is further supported by formal policies and procedures, including a Code of Conduct designed to ensure employees adhere to the highest standards of personal and professional integrity. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible controls and procedures.

Within the 90-day period prior to the filing date of this report, the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The Company's management, including the Company's disclosure committee and its chief executive officer and chief financial officer, supervised and participated in the evaluation. Based on this evaluation, the chief executive officer and the chief financial officer concluded that the Company's disclosure controls and procedures were effective as of the evaluation date.

Changes in Internal Controls

There were no significant changes in the Company's internal controls or in other factors that could significantly affect those controls subsequent to the date of their evaluation.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) The following documents are filed as part of this report:

1. Financial Statements:

2. All other schedules and separate financial statements of 50% or less owned companies accounted for by the equity method have been omitted because they are not applicable.

3. Exhibits

3. (a) Restated Certificate of Incorporation (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.)

(b) Form of Certificate of Designations of Series A Junior Participating Cumulative Preferred Stock (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.)

(c) Bylaws, as amended to date (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10- K for the year ended December 31, 1999.)

4. (a) Specimen Common Stock Certificate for Registrant

(b) Issuing and Paying Agreement between the Bank and Continental Stock Transfer & Trust Company dated as of January 7, 1998 pursuant to which the Bank issued its 6⅜% Subordinated Notes Due 2008 in the principal amount of $125 million and form of 6⅜% Subordinated Note due 2008

(c) 6¾% Subordinated Notes Due 2011 in the principal amount of $150.0 million (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001.)

(d) Indenture dated as of February 13, 2003 between Registrant and U.S. Bank National Association, as Trustee pursuant to which Registrant issued its 5⅛% Senior Notes due 2013 in the principal amount of $225.0 million and form of 5⅛% Senior Note due 2013

(e) Certificate of Amendment of Articles of Incorporation of CN Real Estate Investment Corporation Articles of Incorporation

(f) CN Real Estate Investment Corporation By Laws (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001.)

(g) CN Real Estate Investment Corporation Servicing Agreement (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001.)

(h) CN Real Estate Investment Corporation II Articles of Amendment and Restatement

(i) CN Real Estate Investment Corporation II Amended and Restated Bylaws

(j) Rights Agreement dated as of February 26, 1997 between the Registrant and Continental Stock Transfer & Trust Company, as Rights Agent (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.)

10. (a)* Sixth Amendment to Split Dollar Life Insurance Agreement Collateral Assignment Plan between City National Bank and the Goldsmith 1980 Insurance Trust, dated March 18, 1998

(b)* Seventh Amendment to Split Dollar Life Insurance Agreement Collateral Assignment Plan between City National Bank and the Goldsmith 1980 Insurance Trust, dated June 1, 1999 (This Exhibit is incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.)

(c)* Employment Agreement made as of May 15, 2001, by and between Bram Goldsmith, and the Registrant and City National Bank, including Eighth Amendment to Split Dollar Life Insurance Agreement Collateral Assignment Plan between City National Bank and the Goldsmith 1980 Insurance Trust, dated May 15, 2001 (This Exhibit is incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.)

(d)* Split Dollar Life Insurance Agreement Collateral Assignment Plan between City National Bank and the Goldsmith 1980 Insurance Trust, dated as of June 13, 1980, and first through fourth amendments thereto (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.)

(e)* Fifth Amendment to Split Dollar Life Insurance Agreement Collateral Assignment Plan between City National Bank and the Goldsmith 1980 Insurance Trust, dated May 15, 1995

(f)* 1985 Stock Option Plan, as amended to date (This Exhibit is incorporated by reference from the Registrant's Annual Report Form 10-K for the year ended December 31, 1999.)

(g)* Stock Option Agreement under the Registrant's 1985 Stock Option Plan dated as of October 16, 1995, between the Registrant and Russell Goldsmith (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.)

(h)* Employment Agreement made as of March 20, 2003 by and between Russell Goldsmith and the Registrant and City National Bank

(i)* 1995 Omnibus Plan (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.)

(j)* Amended and Restated Section 2.8 of 1995 Omnibus Plan

(k)* 1999 Omnibus Plan (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.)

(l)*	2002 Omnibus Plan (This Exhibit is incorporated by reference from the Registrant's Proxy Statement filed with the SEC for the year ended December 31, 2001.)
(m)*	1999 Variable Bonus Plan (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.)
(n)*	First Amendment to 1999 Variable Bonus Plan (This Exhibit is incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.)
(o)*	2000 City National Bank Executive Deferred Compensation Plan (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.)
(p)*	Form of Change of Control Agreement for members of City National Bank executive committee (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.)
(q)*	2000 City National Bank Director Deferred Compensation Plan (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.)
(r)*	City National Bank Executive Management Bonus Plan (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.)
(s)*	City National Corporation 2001 Stock Option Plan (This Exhibit is incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.)
(t)	Lease dated September 30, 1996 between Citinational-Buckeye Building Co. and City National Bank
21	Subsidiaries of the Registrant
23	Consent of KPMG LLP
99.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Management contract or compensatory plan or arrangement

(b) The registrant filed a report, dated October 17, 2002, on Form 8-K under items 5 and 7 regarding the financial results for the quarter and nine months ended September 30, 2002.

The registrant filed a report, dated October 25, 2002, on From 8-K under item 5 regarding an increase to the Corporation's current stock repurchase program and the announcement of third quarter 2002 common stock dividend.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY NATIONAL CORPORATION
(Registrant)

By /s/ RUSSELL D. GOLDSMITH

Russell D. Goldsmith,
Chief Executive Officer

March 19, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RUSSELL D. GOLDSMITH Russell D. Goldsmith (Principal Executive Officer)	Vice Chairman/ Chief Executive Officer and Director	March 19, 2003
/s/ FRANK P. PEKNY Frank P. Pekny (Principal Financial Officer)	Executive Vice President and Chief Financial Officer	March 19, 2003
/s/ STEPHEN D. MCAVOY Stephen D. McAvoy (Principal Accounting Officer)	Controller	March 19, 2003
/s/ BRAM GOLDSMITH Bram Goldsmith	Chairman of the Board and Director	March 19, 2003
/s/ GEORGE H. BENTER, JR. George H. Benter, Jr.	President and Director	March 19, 2003
/s/ RICHARD L. BLOCH Richard L. Bloch	Director	March 19, 2003

Signature	Title	Date
/s/ KENNETH L. COLEMAN Kenneth L. Coleman	Director	March 19, 2003
Stuart D. Buchalter	Director	
/s/ MICHAEL L. MEYER Michael L. Meyer	Director	March 19, 2003
/s/ RONALD L. OLSON Ronald L. Olson	Director	March 19, 2003
/s/ ROBERT H. TUTTLE Robert H. Tuttle	Director	March 19, 2003
/s/ ANDREA L. VAN DE KAMP Andrea L. Van de Kamp	Director	March 19, 2003
/s/ KENNETH ZIFFREN Kenneth Ziffren	Director	March 19, 2003

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Russell D. Goldsmith certify that:

1. I have reviewed this annual report on Form 10-K of City National Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: March 19, 2003

/s/ RUSSELL D. GOLDSMITH

RUSSELL D. GOLDSMITH
Chief Executive Officer

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Frank P. Pekny certify that:

1. I have reviewed this annual report on Form 10-K of City National Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: March 19, 2003

/s/ FRANK P. PEKNY

FRANK P. PEKNY
Chief Financial Officer

FINANCIAL HIGHLIGHTS

Dollars in thousands, except per share amounts	2002	2001	Increase (Decrease) Amount
FOR THE YEAR			
Net income	$ 183,100	$ 146,170	$ 36,930
Adjusted net income*	183,100	159,038	24,062
Net income per common share, basic	3.69	3.05	0.64
Net income per common share, diluted	3.56	2.96	0.60
Net income — new GAAP per common share, diluted*	3.56	3.22	0.34
Dividends per common share	0.78	0.74	0.04
AT YEAR END			
Assets	$11,870,392	$10,176,316	$1,694,076
Deposits	9,839,698	8,131,202	1,708,496
Loans	7,999,470	7,159,206	840,264
Securities	2,226,656	1,814,839	411,817
Shareholders' equity	1,109,959	890,577	219,382
Book value per common share	22.66	18.50	4.16
AVERAGE BALANCES			
Assets	$10,891,575	$ 9,328,512	$1,563,063
Deposits	8,639,546	7,067,984	1,571,562
Loans	7,822,653	6,713,315	1,109,338
Securities	1,968,498	1,656,028	312,470
Shareholders' equity	1,049,393	825,344	224,049
SELECTED RATIOS			
Return on average assets	1.68%	1.57%	0.11%
Return on average shareholders' equity	17.45	17.71	(0.26)
Adjusted return on average assets*	1.68	1.70	(0.02)
Adjusted return on average shareholders' equity*	17.45	19.27	(1.82)
Tier 1 leverage ratio	7.55	7.26	0.29
Total risk-based capital ratio	14.26	14.08	0.18
Dividend payout ratio per common share	21.10	24.26	(3.16)
Adjusted dividend payout ratio per common share*	21.10	22.30	(1.20)
Net interest margin	5.30	5.26	0.04
Efficiency ratio	49.20	54.08	(4.88)
Adjusted efficiency ratio*	49.20	51.86	(2.66)
AT YEAR END			
Assets under management	$ 7,407,003	$ 7,651,037	$ (244,034)
Assets under management or administration	19,513,299	18,785,619	727,680

* Adjusted excludes goodwill amortization in years prior to 2002 to reflect both periods on a comparable basis in accordance with "new GAAP"

SELECTED FINANCIAL INFORMATION

In thousands, except per share data	2002	2001	2000	1999	1998
	As of or for the year ended December 31,				
Statement of Operations Data:					
Interest income	$ 609,700	$ 625,248	$ 646,288	$ 470,446	$ 423,949
Interest expense	94,444	191,094	239,772	148,441	130,278
Net interest income	515,256	434,154	406,516	322,005	293,671
Provision for credit losses	67,000	35,000	21,500	—	—
Noninterest income	146,293	132,384	109,484	87,212	67,684
Noninterest expense	332,591	313,395	294,770	241,803	211,331
Income before taxes	261,958	218,143	199,730	167,414	150,024
Income taxes	78,858	71,973	68,070	59,307	53,796
Net Income	$ 183,100	$ 146,170	$ 131,660	$ 108,107	$ 96,228
Adjusted net income (1)	$ 183,100	$ 159,038	$ 142,883	$ 113,278	$ 99,577
Per Share Data:					
Net income per share, basic	$ 3.69	$ 3.05	$ 2.79	$ 2.37	$ 2.08
Net income per share, diluted	3.56	2.96	2.72	2.30	2.00
Adjusted net income per share, diluted (1)	3.56	3.22	2.95	2.41	2.07
Cash dividends declared	0.78	0.74	0.70	0.66	0.56
Book value per share	22.66	18.50	15.61	12.58	12.21
Shares used to compute income per share, basic	49,563	47,896	47,178	45,683	46,357
Shares used to compute income per share, diluted	51,389	49,376	48,393	46,938	48,141
Balance Sheet Data—At Period End:					
Assets	$11,870,392	$10,176,316	$9,096,669	$7,213,619	$6,427,781
Deposits	9,839,698	8,131,202	7,408,670	5,669,409	4,887,402
Loans	7,999,470	7,159,206	6,527,145	5,490,669	4,530,427
Securities	2,226,656	1,814,839	1,547,844	1,102,092	1,012,526
Interest-earning assets	10,858,337	9,447,311	8,286,067	6,677,475	5,982,968
Shareholders' equity	1,109,959	890,577	743,648	571,646	561,803
Balance Sheet Data—Average Balances:					
Assets	$10,891,575	$ 9,328,512	$8,426,129	$6,488,834	$5,633,829
Deposits	8,639,546	7,067,984	6,334,846	4,809,800	4,267,602
Loans	7,822,653	6,713,315	6,236,334	4,822,254	4,213,853
Securities	1,968,498	1,656,028	1,350,971	1,050,716	842,346
Interest-earning assets	9,996,998	8,520,242	7,698,884	5,985,018	5,187,897
Shareholders' equity	1,049,393	825,344	667,618	564,091	538,426
Asset Quality:					
Nonaccrual loans	$ 71,357	$ 38,563	$ 61,986	$ 25,288	$ 23,138
ORE	670	10	522	1,413	3,480
	$ 72,027	$ 38,573	$ 62,508	$ 26,701	$ 26,618
Performance Ratios:					
Return on average assets	1.68%	1.57%	1.56%	1.67%	1.71%
Return on average shareholders' equity	17.45	17.71	19.72	19.16	17.87
Return on average assets adjusted (1)	1.68	1.70	1.70	1.75	1.77
Return on average shareholders' equity adjusted (1)	17.45	19.27	19.21	19.82	17.72
Net interest spread	4.65	3.95	3.81	4.12	4.27
Net interest margin	5.30	5.26	5.44	5.56	5.86
Average shareholders' equity to average assets	9.63	8.85	7.92	8.69	9.56
Dividend payout ratio per share	21.10	24.26	24.95	27.91	27.06
Adjusted dividend payout ratio per share (1)	21.10	22.30	23.00	26.64	26.15
Efficiency ratio (2)	49.20	54.08	55.76	57.58	56.87
Efficiency ratio adjusted (1) (2)	49.20	51.86	53.64	56.35	55.97
Asset Quality Ratios:					
Nonaccrual loans to total loans	0.89%	0.54%	0.95%	0.46%	0.51%
Nonaccrual loans and ORE to total loans and ORE	0.90	0.54	0.96	0.49	0.59
Allowance for credit losses to total loans	2.06	2.00	2.07	2.44	2.99
Allowance for credit losses to nonaccrual loans	230.53	370.46	218.49	530.20	584.92
Net (charge-offs) recoveries to average loans	(0.69)	(0.41)	(0.48)	(0.10)	(0.12)

(1) Adjusted balances reflect the elimination of goodwill amortization of $12,868, $11,223, $5,171, and $3,349 for the years ended December 31, 2001, 2000, 1999, and 1998, respectively, to reflect all periods on a comparable basis

(2) The efficiency ratio is defined as noninterest expense excluding ORE expense divided by total revenue (net interest income on a tax-equivalent basis and noninterest income).

MANAGEMENT'S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances.

Management believes the following are critical accounting policies that require the most significant judgments and estimates used in the preparation of its consolidated financial statements:

Accounting for securities

All securities other than trading securities are classified as available-for-sale and are valued at fair value. Trading securities are valued at fair value with any unrealized gains or losses included in income. Unrealized gains or losses on securities available-for-sale are excluded from net income but are included in comprehensive income net of taxes. Premiums or discounts on securities available-for-sale are amortized or accreted into income using the interest method. Realized gains or losses on sales of securities available-for-sale are recorded using the specific identification method.

If available, quoted market prices provide the best indication of value. If quoted market prices are not available for fixed maturity securities, the Company discounts the expected cash flows using market interest rates commensurate with the credit quality and maturity of the investments. Alternatively, matrix or model pricing may be used to determine an appropriate fair value. The determination of market or fair value considers various factors, including time value and volatility factors; price activity for equivalent instruments; counterparty credit quality; and the potential impact on market prices or fair value of liquidating the Company's positions in an orderly manner over a reasonable period of time under current market conditions. Changes in assumptions could affect the fair values of investments.

For the substantial majority of our portfolios, fair values are determined based upon externally verifiable model inputs and quoted prices. All financial models that are used for updating the Company's published financial statements, or for independent risk monitoring, must be validated and periodically reviewed by qualified personnel. Using this information, the Company conducts regular reviews to assess whether other-than-temporary impairment exists. Deteriorating economic conditions-global, regional, or related to specific issuers-could adversely affect these values. The Company considers such factors as the length of time and the extent to which the market value has been less than cost. If an other-than-temporary impairment is determined to exist, the impairment is included in income.

Accounting for the allowance for credit losses

The provision for credit losses charged to operations reflects management's judgment of the adequacy of the allowance for credit losses and is determined through quarterly analytical reviews of the loan portfolio, problem loans and consideration of such other factors as the Company's loan loss experience, trends in problem loans, concentrations of credit risk, and current economic conditions, as well as the results of the Company's ongoing credit examination process and that of its regulators. As conditions change, our level of provisioning and allowance for credit losses may change.

Larger balance, non-homogenous exposures representing significant individual credit exposures are evaluated based upon the borrower's overall financial condition, resources, and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the realizable value of any collateral. The allowance for credit losses attributed to these loans is established via a process that begins with estimates of probable loss inherent in the portfolio based upon various statistical analyses. These analyses consider historical and projected default rates and loss severities; internal risk ratings; geographic, industry, and other environmental factors; and model imprecision. Management also considers overall portfolio indicators, including trends in internally risk-rated exposures, classified exposures, cash-basis loans, and historical and forecasted write-offs; and a review of industry, geographic, and portfolio concentrations, including current developments within those segments. In addition, management considers the current business strategy and credit process, including credit limit setting and compliance, credit approvals, loan underwriting criteria and loan workout procedures.

Within the allowance for credit losses, amounts are specified for larger-balance, non-homogeneous loans that have been individually determined to be impaired. These amounts consider all available evidence, including, as appropriate, the present value of the expected future cash flows discounted in the loan's contractual effective rate, the secondary market value of the loan and the fair value of collateral.

Each portfolio of smaller balance, homogeneous loans, including residential first mortgage, installment, revolving credit and most other consumer loans, is collectively evaluated for loss potential. The allowance for credit losses is established via a process that begins with estimates of probable losses inherent in the portfolio, based upon various statistical analyses. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with analyses that reflect current trends and conditions. Management also considers overall portfolio indicators, including historical credit losses, delinquent, non-performing and classified loans, and trends in volumes and terms of loans, an evaluation of overall credit quality and the credit process, including lending policies and procedures, economic, geographical, product, and other environmental factors; and model imprecisions.

Accounting for derivatives and hedging activities

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS No. 133). SFAS 133 requires that all derivatives be recorded on the balance sheet at their fair value. The treatment of changes in the fair value of derivatives depends on the character of the transaction.

For fair value hedges, in which derivatives hedge the fair value of assets and liabilities, changes in the fair value of derivatives will be reflected in current earnings, together with changes in the fair value of the related hedged item. For effective cash flow hedges, in which derivatives hedge the variability of cash flows related to floating rate assets, liabilities or forecasted transactions, changes in the derivatives' fair value will not be included in current earnings but will be reported as other comprehensive income. These changes in fair value will be included in earnings of future periods when earnings will be affected by the variability of the hedged cash flows. To the extent these derivatives are not effective, changes in their fair values will be immediately included in current earnings.

The Company uses "plain vanilla" interest rate swaps to mitigate risks associated with changes 1) to the fair value of certain fixed-rate deposits and borrowings and 2) to certain cash flows related to future interest payments on variable rate loans. The positive mark-to-market on the fair value hedges has resulted in the recognition of other assets and an increase in hedged deposits and borrowings. The positive mark-to-market on cash flow hedges of variable-rate loans has resulted in the recognition of other assets and comprehensive income.

Fair values are determined from verifiable third-party sources who have considerable experience with the interest-rate swap market.

The periodic net settlement of these interest-rate risk management instruments is recorded as an adjustment to net interest income.

Accounting for stock options

The Company applies APB Opinion No. 25 in accounting for the plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. As a practice, the Corporation's stock option grants are such that the exercise price equals the current market price of the common stock. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123 using the Black Scholes option-pricing model, the Company's proforma net income would have been reduced to the proforma amounts indicated below:

Dollars in thousands, except per share amounts	2002	2001	2000
Net income, as reported	$183,100	$146,170	$131,660
Proforma net income	172,935	138,537	125,078
Net income per share, basic, as reported	3.69	3.05	2.79
Proforma net income per share, basic	3.49	2.89	2.65
Net income per share, diluted, as reported	3.56	2.96	2.72
Proforma net income per share, diluted	3.37	2.81	2.58
Percentage reduction in net income per share, diluted	5.3%	5.1%	5.1%

The Black Scholes option-pricing model requires assumptions on expected life of the options that is based upon the pattern of exercise of options granted by the Corporation in the past; volatility based on changes in the price of the Corporation's common stock during the past 10 years, measured monthly; dividend yield and risk-free investment rate. Actual dividend payments will depend upon a number of factors, including future financial results, and may differ substantially from the assumption. The risk-free investment rate is based on the yield on 10 year U.S. Treasury Notes on the grant date.

The actual value, if any, which a grantee may realize will depend upon the difference between the option exercise price and the market price of the Corporation's common stock on the date of exercise.

OVERVIEW

The Corporation is the holding company for the Bank. References to the "Company" mean the Corporation and the Bank together. The financial information presented herein includes the account of the Corporation, its non-bank subsidiaries, the Bank, and the Bank's wholly owned subsidiaries. All material transactions between these entities are eliminated.

See "Cautionary Statement for Purposes of the "Safe Harbor" Provision of the Private Securities Litigation Reform Act of 1995," on pages A-33 and A-34 in connection with "forward looking" statements included in this report.

Consolidated net income for 2002 was $183.1 million, or $3.56 per diluted common share, compared with $146.2 million, or $2.96 per diluted common share, in 2001. The Company's 2002 net income of $183.1 million was up 15.13% from $159.0 million a year earlier, this latter amount having been adjusted to reflect the new accounting standards for goodwill amortization ("New GAAP"). Net income per diluted common share of $3.56 increased 10.56% over $3.22 on a comparable basis. The increase in net income reflects the growth in the Company's loans and deposits during 2002 as well as an increase in service fees. Net interest income on a fully taxable-equivalent basis for 2002 increased

$82.3 million over 2001. Noninterest income increased $13.9 million compared with 2001. Partially offsetting these increases was a $32.0 million increase in the provision for credit losses and a $19.2 million increase in noninterest expense in 2002 compared with 2001.

The return on average assets in 2002 was 1.68%, compared with, on an adjusted basis, 1.70% in 2001. The return on average shareholders' equity declined to 17.45%, compared with, on an adjusted basis 19.27% for the prior year. The adjustment makes the 2001 data comparable with New GAAP. The lower return on average shareholders' equity for the year compared with the prior year was due primarily to a higher level of shareholders' equity from increased unrealized gains on available-for-sale securities, retained net income, the shares issued for the Civic acquisition and from the exercise of stock options, net of treasury share repurchases.

Management currently expects net income per diluted common share for 2003 to be in the range of approximately 8.0% to 10.0% higher than net income per diluted common share for 2002 in light of the business indicators discussed below. This expectation as well as all other expectations in this report are before the impact of the anticipated acquisition of Covergent Capital Management LLC described below.

Total assets at December 31, 2002 were $11,870.4 million, compared with $10,176.3 million at December 31, 2001.

Total average assets increased to $10,891.6 million in 2002 from $9,328.5 million in 2001, an increase of $1,563.1 million, or 16.8%, primarily due to increases in average loans and average securities. Total average loans rose to $7,822.7 million for the year 2002, an increase of 16.5% over the prior year. Year-over-year loan growth was driven primarily by increases in real estate mortgages, residential first mortgages, commercial loans and construction loans. Average deposits rose during the year 2002 to $8,639.5 million, an increase of 22.2% over $7,068.0 million for 2001.

Total nonperforming assets (nonaccrual loans and ORE) were $72.0 million, or 0.90% of total loans and ORE at December 31, 2002, compared with $38.6 million, or 0.54%, at December 31, 2001. The allowance for credit losses at December 31, 2002 totaled $164.5 million, or 2.06% of outstanding loans. Net loan charge-offs were $54.1 million and $27.6 million for the years 2002 and 2001, respectively. The increase in nonperforming assets and net loan charge-offs in 2002 was primarily due to the generally weak economic environment and in addition, the increase in net loan charge-offs was also largely due to management's decision to reduce the exposure in selected portfolios. Management believes the allowance for credit losses is adequate to cover risks inherent in the portfolio at December 31, 2002.

Over the last three years, the Company's assets, loans and deposits have grown by 65%, 46% and 74%, respectively. The growth primarily reflects the successful sales efforts of the Company's colleagues. The growth was augmented however, by the bank acquisitions closed by the Company over that same period. The Corporation regularly evaluates, and holds discussions with, various potential acquisition candidates.

On February 28, 2002, the Corporation completed its acquisition of Civic BanCorp ("Civic"). The Corporation paid consideration equal to $123.5 million (including the consideration for stock options), 53.5% of which was paid in the Corporation's common stock and 46.5% of which was paid in cash. The transaction was accounted for as a purchase. Civic had total assets, loans, and deposits of $502.8 million, $368.4 million, and $438.5 million, respectively at the date of acquisition. The acquisition resulted in the recording of goodwill of $71.2 million and core deposit intangibles of $16.0 million.

On December 29, 2000, the Corporation acquired RCB, an investment management firm which had $1.1 billion in assets under management. The total consideration was valued at $15.4 million and includes equity participation notes payable to the sellers due in 2003 and 2005 unless redeemed early at the option of the Corporation. The acquisition was accounted for under the purchase method of accounting and resulted in goodwill of $14.3 million.

On February 29, 2000, the Corporation completed its acquisition of Pacific Bank. The Corporation paid consideration equal to $145.2 million (including the consideration for stock options), 47.0% of which was paid in the Corporation's common stock and 53.0% of which was paid in cash. The transaction was accounted for as a purchase. Pacific Bank had total assets, loans, and deposits of $782.0 million, $488.0 million, and $702.0 million, respectively, at the date of acquisition. The acquisition resulted in goodwill and core deposit intangibles of $70.9 million.

Under the modified October 26, 2000 stock buyback program of 2 million shares of the Corporation's common stock, 1,707,500 shares have been repurchased as of December 31, 2002 at a cost of $71.4 million, or an average price of $41.83 per share. On January 22, 2003, the Board of Directors authorized a 1 million-share stock buyback program of the Corporation's common stock commencing upon the completion of the current modified October 26, 2000 authorized 2 million-share buyback program. Subsequently, additional shares were repurchased to complete the entire 2 million share program at a total cost of $84.8 million. Through February 28, 2003, 63,200 shares have been repurchased under the January 22, 2003 authorized 1 million share program at an average price of $45.65 per share.

The Corporation paid dividends of $0.78 per share of common stock in 2002 and $0.74 per share of common stock in 2001. On January 22, 2003, the Board of Directors authorized a regular quarterly cash dividend on common stock at an increased rate of $0.205 per share to shareholders of record on February 5, 2003 payable on February 18, 2003. This reflects a 5.1% increase over the quarterly dividend paid in 2002.

RECENT STRATEGIC DEVELOPMENTS

On February 13, 2003, City National Corporation announced the sale of $225 million of senior notes in a private placement offering to qualified buyers under Rule 144A of the Securities Act of 1933. The notes bear interest at a fixed rate of 5.125% each year until maturity in 2013. The net proceeds from the offering will be used for general corporate purposes, including to finance the Corporation's announced acquisition of Convergent Capital Management LLC described below, possible future acquisitions, the Corporation's stock repurchase program and debt repayment.

Moving to further expand and diversify its asset management business, on January 31, 2003, the Corporation announced that it had entered into a definitive agreement to acquire Convergent Capital Management LLC, a privately held Chicago-based company, and substantially all of its asset management holdings, including its majority ownership interests in eight asset management firms and minority interests in two additional firms. Combined, these 10 firms manage assets of $6.5 billion. The purchase price is $49.0 million, comprised of cash and the assumption of approximately $7.5 million of debt, and is subject to closing adjustments. Upon satisfaction of regulatory and other customary closing conditions, the acquisition is expected to close in the second quarter of 2003.

RESULTS OF OPERATIONS

Operations Summary

Following is an operations summary on a fully taxable-equivalent basis for each of the last five years ended December 31.

Dollars in thousands except per share amounts	Year Ended 2002	Increase (Decrease) Amount	%	Year Ended 2001	Increase (Decrease) Amount	%	Year Ended December 31, 2000	1999	1998
Interest income (1)	$624,504	$(14,410)	(2)	$638,914	$(19,960)	(3)	$658,874	$481,113	$434,512
Interest expense	94,444	(96,650)	(51)	191,094	(48,678)	(20)	239,772	148,441	130,278
Net interest income	530,060	82,240	18	447,820	28,718	7	419,102	332,672	304,234
Provision for credit losses	67,000	32,000	91	35,000	13,500	63	21,500	—	—
Noninterest income	146,293	13,909	11	132,384	22,900	21	109,484	87,212	67,684
Noninterest expense:									
Staff expense	195,652	25,288	15	170,364	10,582	7	159,782	133,935	114,965
Other expense	136,939	(6,092)	(4)	143,031	8,043	6	134,988	107,868	96,366
Total	332,591	19,196	6	313,395	18,625	6	294,770	241,803	211,331
Income before income taxes	276,762	44,953	19	231,809	19,493	9	212,316	178,081	160,587
Income taxes	78,858	6,885	10	71,973	3,903	6	68,070	59,307	53,796
Less: adjustments (1)	14,804	1,138	8	13,666	1,080	9	12,586	10,667	10,563
Net income	$183,100	$ 36,930	25	$146,170	$ 14,510	11	$131,660	$108,107	$ 96,228
Adjusted net income (2)	$183,100	$ 24,062	15	$159,038	$ 16,155	11	$142,883	$113,278	$ 99,577
Net income per share, diluted	$ 3.56	$ 0.60	20	$ 2.96	$ 0.24	9	$ 2.72	$ 2.30	$ 2.00
Adjusted net income per share diluted	$ 3.56	$ 0.34	11	$ 3.22	$ 0.27	9	$ 2.95	$ 2.41	$ 2.07

(1) Includes amounts to convert nontaxable income to fully taxable-equivalent yield. To compare tax-exempt asset yields to taxable yields, amounts are adjusted to pre-tax equivalents based on the marginal corporate federal tax rate of 35%.

(2) Adjusted balances reflect the elimination of goodwill amortization of $12,868, $11,223, $5,171 and $3,349 for the years ended December 31, 2001, 2000, 1999 and 1998, respectively, to reflect all periods on a comparable basis.

Net Interest Income

Net interest income is the difference between interest income (which includes yield-related loan fees) and interest expense. Net interest income on a taxable-equivalent basis expressed as a percentage of average total earning assets is referred to as the net interest margin, which represents the average net effective yield on earning assets.

The following table shows average balances, interest income and yields for the last five years.

Net Interest Income Summary

Dollars in thousands	2002 Average Balance	2002 Interest income/ expense (1)	2002 Average interest rate	2001 Average Balance	2001 Interest income/ expense (1)	2001 Average interest rate
Assets						
Earning assets (2)						
Loans:						
Commercial	$ 3,580,293	$215,388	6.02%	$3,127,252	$246,332	7.88%
Real estate mortgage	1,831,125	131,404	7.18	1,582,853	130,268	8.23
Residential first mortgages	1,704,571	115,757	6.79	1,417,443	102,036	7.20
Real estate construction	634,074	35,221	5.55	513,184	38,676	7.54
Installment	72,590	6,335	8.73	72,583	6,844	9.43
Total loans (3)	7,822,653	504,105	6.44	6,713,315	524,156	7.81
State and municipal investment securities	—	—	—	—	—	—
Taxable investment securities	—	—	—	—	—	—
Securities available-for-sale	1,968,498	117,188	5.95	1,656,028	109,506	6.61
Federal funds sold and securities purchased under resale agreements	171,809	2,759	1.61	107,247	3,298	3.08
Trading account securities	34,038	452	1.33	43,652	1,954	4.48
Total interest-earning assets	9,996,998	624,504	6.25	8,520,242	638,914	7.50
Allowance for credit losses	(158,939)			(136,981)		
Cash and due from banks	430,085			399,978		
Other nonearning assets	623,431			545,273		
Total assets	$10,891,575			$9,328,512		
Liabilities and Shareholders' Equity						
Interest-bearing deposits:						
Interest checking accounts	616,158	1,546	0.25	$ 554,641	2,114	0.38
Money market accounts	2,517,341	34,161	1.36	1,552,404	44,162	2.84
Savings deposits	225,217	2,016	0.90	247,280	7,064	2.86
Time deposits—under $100,000	226,042	5,368	2.37	245,350	11,397	4.65
Time deposits—$100,000 and over	1,239,576	27,621	2.23	1,469,874	68,513	4.66
Total interest—bearing deposits	4,824,334	70,712	1.47	4,069,549	133,250	3.27
Federal funds purchased and securities sold under repurchase agreements	199,110	3,033	1.52	326,889	13,218	4.04
Other borrowings	879,145	20,699	2.35	990,779	44,626	4.50
Total interest—bearing liabilities	5,902,589	94,444	1.60	5,387,217	191,094	3.55
Noninterest—bearing deposits	3,815,212			2,998,435		
Other liabilities	124,381			117,516		
Shareholders' equity	1,049,393			825,344		
Total liabilities and shareholders' equity	$10,891,575			$9,328,512		
Net interest spread			4.65%			3.95%
Fully taxable equivalent net interest income		$530,060			$447,820	
Net interest margin			5.30%			5.26%

(1) Fully taxable-equivalent basis. To compare the tax-exempt asset yields to taxable yields, amounts are adjusted to pre-tax equivalents based on the marginal corporate federal tax rate of 35%.

(2) Includes average nonaccrual loans of $58,707, $45,167, $40,431, $22,676, and $32,140 for 2002, 2001, 2000, 1999, and 1998, respectively.

(3) Loan income includes loan fees of $24,762, $22,753, $20,351, $17,662, and $12,185 for 2002, 2001, 2000, 1999, and 1998, respectively.

2000			1999			1998		
Average Balance	Interest income/ expense (1)	Average interest rate	Average Balance	Interest income/ expense (1)	Average interest rate	Average Balance	Interest income/ expense (1)	Average interest rate
$3,189,457	$294,598	9.24%	$2,560,701	$219,460	8.57%	$2,186,395	$195,288	8.93%
1,336,443	123,444	9.24	851,396	75,956	8.92	755,752	71,976	9.52
1,235,106	89,973	7.28	1,069,522	77,330	7.23	1,028,966	76,874	7.47
409,281	42,362	10.35	288,084	27,496	9.54	191,782	20,874	10.88
66,047	6,118	9.26	52,551	5,208	9.91	50,958	5,044	9.90
6,236,334	556,495	8.92	4,822,254	405,450	8.41	4,213,853	370,056	8.78
—	—	—	—	—	—	103,491	7,044	6.81
—	—	—	—	—	—	100,350	6,260	6.24
1,350,971	95,950	7.10	1,050,716	70,205	6.68	638,505	44,057	6.90
46,298	2,809	6.07	44,637	2,381	5.33	66,379	3,458	5.21
65,281	3,620	5.55	67,411	3,077	4.56	65,319	3,637	5.57
7,698,884	658,874	8.56	5,985,018	481,113	8.04	5,187,897	434,512	8.38
(139,701)			(139,973)			(137,257)		
341,947			295,432			310,201		
524,999			348,357			272,988		
$8,426,129			$6,488,834			$5,633,829		
$ 540,765	2,780	0.51	$ 411,350	2,065	0.50	$ 385,075	3,751	0.97
1,317,186	47,404	3.60	989,888	29,385	2.97	892,765	27,018	3.03
237,024	10,040	4.24	200,579	7,547	3.76	169,606	6,167	3.64
260,115	14,770	5.68	202,387	9,658	4.77	201,152	10,428	5.18
1,377,406	80,733	5.86	928,692	44,559	4.80	761,048	39,873	5.24
3,732,496	155,727	4.17	2,732,896	93,214	3.41	2,409,646	87,237	3.62
264,013	16,269	6.16	232,350	11,019	4.74	209,982	10,821	5.15
1,047,622	67,776	6.47	818,809	44,208	5.40	553,153	32,220	5.82
5,044,131	239,772	4.75	3,784,055	148,441	3.92	3,172,781	130,278	4.11
2,602,350			2,076,904			1,857,956		
112,030			63,784			64,666		
667,618			564,091			538,426		
$8,426,129			$6,488,834			$5,633,829		
		3.81%			4.12%			4.27%
	$419,102			$332,672			$304,234	
		5.44%			5.56%			5.86%

Taxable-equivalent net interest income totaled $530.1 million in 2002, an increase of $82.3 million, or 18.4%, from 2001. The increase in net interest income was due to strong average loan and average core deposit growth. Included in 2002 was $32.2 million from the receipt of net settlements of interest rate risk management instruments compared to $15.0 million in 2001. Also interest income recovered on nonaccrual and charged-off loans included above was $2.3 million in 2002, compared with $4.3 million for 2001.

The fully taxable-equivalent net interest margin in 2001 was 5.30%, compared with 5.26% for 2001. The increase of 4 basis points reflects a more stable interest rate environment in 2002 and the significant increase in funding earning assets with demand deposits.

Net interest income is impacted by the volume, mix, and rate of interest-earning assets and interest-bearing liabilities. The following table shows changes in net interest income between 2002 and 2001 as well as between 2001 and 2000 broken down between volume and rate.

Changes in Net Interest Income

	2002 vs 2001			2001 vs 2000		
	Increase (decrease) due to		Net increase (decrease)	Increase (decrease) due to		Net increase (decrease)
Dollars in thousands— fully taxable equivlent basis	**Volume**	**Rate**		**Volume**	**Rate**	
Interest earned on:						
Loans	$ 79,500	$ (99,551)	$(20,051)	$40,391	$(72,730)	$(32,339)
Securities available-for-sale	19,319	(11,637)	7,682	19,351	(6,231)	13,120
Trading account securities	(716)	(786)	(1,502)	(644)	(586)	(1,230)
Federal funds sold and securities purchased under resale agreements	1,459	(1,998)	(539)	2,370	(1,881)	489
Total interest-earning assets	99,562	(113,972)	(14,410)	61,468	(81,428)	(19,960)
Interest paid on:						
Interest checking	214	(782)	(568)	(348)	(318)	(666)
Money market deposits	19,555	(29,556)	(10,001)	7,689	(10,931)	(3,242)
Savings deposits	(581)	(4,467)	(5,048)	3,098	(6,074)	(2,976)
Other time deposits	(10,304)	(36,617)	(46,921)	4,346	(19,939)	(15,593)
Other borrowings	(9,107)	(25,005)	(34,112)	386	(26,587)	(26,201)
Total interest-bearing liabilities	(223)	(96,427)	(96,650)	15,171	(63,849)	(48,678)
	$ 99,785	$ (17,545)	$ 82,240	$46,297	$(17,579)	$ 28,718

Based on expectations for loan and deposit growth, and economic conditions anticipated for 2003, management currently expects the net interest margin for 2003 to be in the range of 5.15% to 5.25%.

Average loans rose to $7,822.7 million in 2002, an increase of 16.5% over the prior year. The year-over-year growth in average loans was driven primarily by increases in commercial, real estate mortgage, residential first mortgage and construction loans. Compared with prior year averages, commercial loans rose 14.5% to $3,580.3 million from $3,127.3 million; real estate mortgage loans rose 15.7% to $1,831.1 million from $1,582.9 million; residential first mortgage loans rose 20.3% to $1,704.6 million from $1,417.4 million; and construction loans rose 23.6% to $634.1 million from $513.2 million.

In light of the current condition of the economy and continued emphasis on credit quality and portfolio management, average loan growth for 2003 is currently expected to be in the range of 6.0% to 8.0%.

Average securities available-for-sale increased $312.5 million, or 18.9%, between 2002 and 2001 as deposit growth exceeded increased loan demand.

Total average core deposits rose to $7,400.0 million, an increase of 32.2% over 2001. Average core deposits represented 85.7% of the total average deposit base for the year. Average interest-bearing core deposits increased to $3,584.8 million in 2002 from $2,599.7 million in 2001, an increase of $985.1 million, or

37.9%. Average noninterest-bearing deposits increased to $3,815.2 million in 2002 from $2,998.4 million in 2001, an increase of $816.8 million, or 27.2%. New clients, the acquisition of Civic and higher existing client balances maintained as deposits to pay for services contributed to the growth of deposits. Average time deposits in denominations of $100,000 or more decreased $230.3 million or, 15.7%, between 2001 and 2002.

In light of the extraordinary growth in average deposits in 2002 and economic conditions anticipated for 2003, management currently expects growth in average deposits year-over-year to be in the range of 5.0% to 7.0% for 2003.

For 2001, taxable-equivalent net interest income totaled $447.8 million, an increase of $28.7 million, or 6.9%, from 2000. The increase in net interest income was due to strong average loan and average core deposit growth. Included in 2001 was $15.0 million from the receipt of net settlements of interest rate risk management instruments compared to $2.7 million paid on net settlements of interest rate risk management instruments in 2000. Also interest income recovered on nonaccrual and charged-off loans included above was $4.3 million in 2001, compared with $4.0 million for 2000.

Average loans rose to $6,713.3 million in 2001, an increase of 7.6% over the prior year. Compared with prior year averages, real estate mortgage loans rose 18.4% to $1,582.9 million from $1,336.4 million; residential first mortgage loans rose 14.8% to $1,417.4 million from $1,235.1 million; and construction loans rose 25.4% to $513.2 million from $409.3 million. Conversely, commercial loans fell to $3,127.3 million from $3,189.5 million as average syndicated non-relationship loans fell to $125.6 million during the year, down significantly from $431.3 million for the prior year. This was consistent with the Corporation's objective of reducing its exposure to syndicated non-relationship loans.

Average securities available-for-sale increased $305.1 million, or 22.6%, between 2000 and 2001 due, in part, to the investing activities of the registered investment subsidiary which reinvested principal and interest payments on loans in securities available-for-sale.

Average core deposits rose to $5,598.1 million, an increase of 12.9% over 2000. Average core deposits represented 79.2% of the total average deposit base for the year. Average interest-bearing core deposits increased to $2,599.7 million in 2001 from $2,355.1 million in 2000, an increase of $244.6 million, or 10.4%. Average noninterest-bearing deposits increased to $2,998.4 million in 2001 from $2,602.4 million in 2000, an increase of $396.1 million, or 15.2%. These increases resulted largely from the Company's increased sales of cash management products and a reduction in the earnings credit on analyzed deposit accounts resulting from lower interest rates. Average time deposits in denominations of $100,000 or more increased $92.5 million or, 6.7%, between 2000 and 2001.

Provision for Credit Losses

The provision for credit losses primarily reflects the levels of net loan charge-offs and nonaccrual loans, changes in the economic environment during the period, as well as management's ongoing assessment of the credit quality and growth of the loan portfolio. In 2002, 2001 and 2000, net charge-offs totaled $54.1 million, $27.6 million and $30.1 million, respectively. In each of these same years, nonaccrual loans totaled $71.4 million, $38.6 million and $62.0 million, respectively at year end.

The Company recorded a provision for credit losses of $67.0 million in 2002, $35.0 million in 2001 and $21.5 million in 2000. See "—Balance Sheet Analysis—Asset Quality—Allowance for Credit Losses."

The provision for credit losses to be taken in 2003 will reflect management's assessment of the above factors, as well as changes in the economic environment during this period. Given the current economic environment, management expects nonaccrual loans will increase from current levels. Based on its assessment of credit quality and economic indicators, management currently anticipates that a provision for credit losses for all of 2003 to be within the $60.0 million to $75.0 million range.

Noninterest Income

The Company continues to emphasize fee income growth. Noninterest income in 2002 totaled $146.3 million, an increase of $13.9 million, or 10.5%, from 2001 which increased $22.9 million, or 20.9%, from 2000. Noninterest income represented 22.1% of total revenues in 2002, compared with 23.4% and 21.2% in 2001 and 2000, respectively.

A breakdown of noninterest income by category is reflected below.

Analysis of Changes in Noninterest Income

Dollars in millions	2002	Increase (Decrease) Amount	Increase (Decrease) %	2001	Increase (Decrease) Amount	Increase (Decrease) %	2000
Trust and investment fee revenue	$ 61.3	$ 2.7	4.6	$ 58.6	$11.3	23.9	$ 47.3
Cash mangement and deposit transaction charges	40.7	9.8	31.7	30.9	8.0	34.9	22.9
International services	18.3	3.3	22.0	15.0	—	—	15.0
Bank owned life insurance	2.9	—	—	2.9	0.3	11.5	2.6
All other income	21.7	1.4	6.9	20.3	1.6	8.6	18.7
Total core	144.9	17.2	13.5	127.7	21.2	19.9	106.5
Gain (loss) on sale or writedown of loans and assets/debt repurchase	(1.6)	(3.0)	N/M	1.4	1.5	N/M	(0.1)
Gain on sale of securities	3.0	(0.3)	(9.1)	3.3	0.2	6.5	3.1
Total	$146.3	$13.9	10.5	$132.4	$22.9	20.9	$109.5

Trust and investment services income, which includes trust fees, commissions and markups on securities transactions with clients, and fees on mutual funds, increased in 2002, compared with 2001, by $2.7 million, or 4.6%. New business in all categories other than money-market accounts, aided by overall positive relative investment performance, offset the decline in asset values caused by lower market values. Trust and investment fee revenue increased by $11.3 million, or 23.9% from 2000 to 2001. The acquisition of RCB, which closed at year-end 2000, accounted for approximately 46% of the increase. At December 31, 2002, the Company had $19.5 billion under management or administration, which included $7.4 billion under management, compared with $18.8 billion and $7.7 billion, respectively, at December 31, 2001. The reduction in assets under management is primarily attributable to lower balances in money market accounts.

Cash management and deposit transaction fees increased $9.8 million, or 31.7%, in 2002, compared with a 34.9% increase in 2001. The increase in 2002 was the result of strong growth in deposits, higher sales of cash management products, and the impact of a reduction in the earnings credit on analyzed deposit accounts. The increase in 2001 was the result of higher sales of new online cash management products and a reduction in the earnings credit on analyzed deposit accounts.

International services fee income for 2002 increased $3.3 million, or 22.0%, over 2001, which was unchanged from 2000. The increase is partially due to additional entertainment and middle-market commercial international business. For 2001, international services fee income of $15.0 million was unchanged from 2000 due primarily to the decline in the international trade market, the threatened entertainment strike and the effects of September 11th.

Other income increased $1.4 million in 2002 over 2001, or 6.9%, primarily from interest on loans available-for-sale. Other income increased $1.6 million in 2001 over 2000, or 8.6%, primarily as the result of higher loan documentation and appraisal fees.

Gain (loss) on the sale or writedown of loans and assets/debt repurchase for 2002 included a loss of $5.1 million relating to the sale or writedown of loans classified as available-for-sale and $3.5 million in gains relating to sales of other assets. In 2001, $0.6 million related to gains on sale of assets and $0.8 million related to a gain on the early retirement of debt. There was essentially no gain or loss on sale or writedown of loans and assets/debt repurchase in 2000.

Gains on the sale of securities available-for-sale in 2002 totaled $3.0 million compared with $3.3 million and $3.1 million for 2001 and 2000, respectively.

Management currently expects growth in noninterest income to range from 6.0% to 8.0% for 2003.

Noninterest Expense

Noninterest expense was $332.6 million in 2002, an increase of $19.2 million, or 6.1%, from 2001, which increased $18.6 million, or 6.3%, from 2000. If the amortization of goodwill is excluded from 2001, noninterest expense in 2002 increased 10.7% reflecting the acquisition costs of both Civic and our new banking office in New York City, as well as the addition of new colleagues, most notably in private banking and wealth management. A breakdown of noninterest expense by category is reflected below.

Analysis of Changes in Noninterest Expense

		Increase (Decrease)			Increase (Decrease)		
Dollars in millions	**2002**	**Amount**	**%**	**2001**	**Amount**	**%**	**2000**
Salaries and employee benefits	$195.7	$ 25.3	14.8	$170.4	$10.6	6.6	$159.8
All Other:							
Net occupancy of premises	27.6	1.2	4.5	26.4	2.0	8.2	24.4
Professional	24.6	—	—	24.6	1.5	6.5	23.1
Information services	18.2	1.6	9.6	16.6	2.5	17.7	14.1
Marketing and advertising	13.1	1.0	8.3	12.1	(0.9)	(6.9)	13.0
Depreciation	13.2	(0.5)	(3.6)	13.7	0.7	5.4	13.0
Office services	9.8	0.4	4.3	9.4	(0.3)	(3.1)	9.7
Amortization of core deposit intangibles	7.5	1.9	33.9	5.6	0.2	3.7	5.4
Equipment	2.5	0.3	13.6	2.2	(0.3)	(12.0)	2.5
Amortization of goodwill	—	(12.9)	(100.0)	12.9	1.7	15.2	11.2
Other operating	20.4	0.9	4.6	19.5	0.9	4.8	18.6
Total all other	136.9	(6.1)	(4.3)	143.0	8.0	5.9	135.0
Total	$332.6	$ 19.2	6.1	$313.4	$18.6	6.3	$294.8

Salaries and employee benefit expense increased 14.8% in 2002 compared with a 6.6% increase in 2001. On a full-time equivalent basis, staff levels have increased to 2,250 at December 31, 2002 from 2,084 at December 31, 2001. As described in "Note 1 of Notes to Consolidated Financial Statements" and "Critical Accounting Policies", the Company applies APB Opinion No. 25 in accounting for its stock options plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements.

The remaining expense categories decreased $6.1 million, or 4.3%, between 2001 and 2002. Increases resulting from the Company's growth, including expenses resulting from the acquisition costs of both Civic and our new banking office in New York City, partially offset the decrease from the elimination of amortization of goodwill. The remaining expense categories increased $8.0 million, or 5.9%, between 2000 and 2001. Other expense increases in 2001 were primarily related the Company's growth, including expenses resulting from the acquisition of RCB.

Consistent with management's commitment to disciplined expense control while prudently investing in the Company's long-term growth, it is currently anticipated that 2003 noninterest expense will be in the range of 4.0% to 6.0% over 2002.

Income Taxes

The 2002 effective tax rate was 30.1% compared with 33.0% in 2001 and 34.1% in 2000. The lower effective tax rates in 2002 reflect the discontinuation of goodwill amortization in 2002, a $1.6 million benefit from a change in state tax law concerning the tax treatment of loan loss reserves, and the realization of a capital loss resulting from the issuance and subsequent sale of an additional series of preferred stock by one of the company's real estate investment trust subsidiaries. The lower tax rate in 2001 compared with 2000 was due primarily to the formation of a real estate investment trust subsidiary for capital-raising activities during the second quarter of the year. The effective rates during all periods differed from the applicable statutory federal tax rate due to various factors including state taxes, tax benefits from investments in affordable housing partnerships, tax exempt income including interest on bank owned life insurance, and amortization of nondeductible goodwill, the latter in 2001 and 2000 only.

The Company's tax returns are open for audits by the Internal Revenue Service back to 1998 and by the Franchise Tax Board of the State of California back to 1996. From time-to-time, there may be differences in opinions with the respect to tax treatment accorded transactions. When, and if, such differences occur and become probable and estimable, such amounts will be recognized.

Management currently estimates the Company's effective tax rate for 2003 to be within a range of 31.0% to 33.0% due to the absence in 2003 of certain tax benefits recorded in 2002.

BALANCE SHEET ANALYSIS

Capital

At December 31, 2002, the Corporation's and the Bank's Tier 1 capital, which is comprised of common shareholders' equity as modified by certain regulatory adjustments, amounted to $833.5 million and $797.5 million, respectively. At December 31, 2001, the Corporation's and the Bank's Tier 1 capital amounted to $700.9 million and $632.4 million, respectively. The increase from December 31, 2001 resulted from retention of 2002 earnings, the issuance of $17.3 million of 8.5% preferred stock by real estate investment trust subsidiaries of the bank which qualifies as Tier 1 capital and is included in other liabilities, the acquisition of Civic and the exercise of stock options, offset by dividends paid and amounts related to shares repurchased. See "——Overview."

The following table presents the regulatory standards for well capitalized institutions and the capital ratios for the Corporation and the Bank at December 31, 2002, 2001 and 2000.

	Regulatory Well Capitalized Standards	December 31, 2002	2001	2000
City National Corporation				
Tier 1 leverage	4.00%	7.55%	7.26%	6.49%
Tier 1 risk-based capital	6.00	9.87	9.32	7.84
Total risk-based capital	10.00	14.26	14.08	10.85
City National Bank				
Tier 1 leverage	4.00%	7.24%	6.59%	6.23%
Tier 1 risk-based capital	6.00	9.46	8.48	7.55
Total risk-based capital	10.00	13.85	13.28	10.57

Liquidity Management

Liquidity risk results from the mismatching of asset and liability cash flows. Funds for this purpose can be obtained in cash markets, by borrowing, or by selling assets.

The objective of liquidity management is the ability to maintain cash flow adequate to fund the Company's operations and meet obligations and other commitments on a timely and cost effective basis. The Company achieves this objective through the selection of asset and liability maturity mixes that it believes best meet its needs. The Company's liquidity position is enhanced by its ability to raise additional funds as needed in the money markets.

The Company's core deposit base in recent years provided the majority of the Company's funding requirements. This relatively stable and low cost source of funds has, along with shareholders' equity, provided 78% and 69% of funding for average total assets in 2002 and 2001, respectively.

A significant portion of remaining funding of average total assets is provided by short-term federal fund purchases and sales of securities under repurchase agreements. This funding source, on average, totaled $199.1 million and $326.9 million in 2002 and 2001, respectively. Additionally, the Company decreased its funding from other borrowings, primarily Federal Home Loan Bank advances, to $879.1 million on average in 2002 from $990.8 million in 2001.

Liquidity is also provided by assets such as federal funds sold, securities purchased under resale agreements, and trading account securities which may be immediately converted to cash at minimal cost. The aggregate of these assets averaged $205.8 million during 2002 compared with $150.9 million in 2001. Liquidity is also provided by the portfolio of securities available-for-sale which totaled $2,226.7 million and $1,814.8 million at December 31, 2002 and 2001, respectively.

The unpledged portion of securities available-for-sale at December 31, 2002 totaled $1,834.5 million and could be sold or be available as collateral for borrowing. Maturing loans also provide liquidity, and $3,183.4 million, or 39.8% of the Company's loans are scheduled to mature in 2003.

Asset/Liability Management

The principal objective of asset/liability management is to maximize net interest margin subject to margin volatility and liquidity constraints. Margin volatility results when the rate reset (or repricing) characteristics of assets are materially different from those of the Company's liabilities. Management chooses asset/liability strategies that promote stable earnings and reliable funding. Interest rate risk and funding positions are kept within limits established by the Board of Directors to ensure that risk taking is not excessive and that liquidity is properly managed.

The Company has established two primary measurement processes to quantify and manage exposure to interest rate risk: net interest income simulation modeling and present value of equity analysis. Net interest income simulations are used to identify the direction and severity of interest rate risk exposure across a twelve and twenty-four month forecast horizon. Present value of equity calculations are used to estimate the theoretical price sensitivity of shareholders' equity to changes in interest rates. The Company also uses gap analysis to provide insight into structural mismatches of asset and liability cash flows.

Net Interest Income Simulation: The Company's net interest margin is affected by the level of interest rates and by the shape of the yield curve. The yield curve depicts market interest rates as a function of maturity. The Company has a large portfolio of rate sensitive commercial loans that are funded in part by rate stable core deposits. As a result, the Company is generally asset sensitive; net interest margin increases when interest rates are increasing and decreases when rates are declining. The Company uses a simulation model to estimate the severity of this risk and to develop mitigation strategies. It captures the dynamic nature of the balance sheet by anticipating probable on-balance sheet and off-balance sheet responses to different interest rate scenarios over the course of twelve and twenty-four month forecasting horizons. The interest rate scenarios ramp up or down substantially from then current levels. The magnitude of change is determined from historical volatility analysis. Model assumptions are updated periodically and are reviewed by the Asset/Liability Management Committee (ALCO). The Board of Directors has adopted limits within which interest rate exposure must be contained. Within these broader limits, ALCO sets management guidelines to further contain interest rate risk exposure.

The simulation indicates that net interest income would not be substantially adversely impacted by changes in interest rates. A rapid and sustained decline in interest rates would result in a decrease in projected net interest income of approximately 2.2% over the twenty-four month horizon. This 2.2% at-risk amount at December 31, 2002 is up slightly from the 1.5% at-risk amount a year earlier. A rapid and sustained increase in rates would cause net interest income to improve by over 10.0% at December 31, 2002 compared to 4.7% at December 31, 2001. Exposure is within the ALCO management guideline. The Company continues to use a variety of tools to manage its asset sensitivity.

Present Value of Equity: The present value of equity ("PVE") model is used to evaluate the vulnerability of the market value of shareholders' equity to changes in interest rates. The PVE model calculates the expected cash flow of all of the Company's assets and liabilities under sharply higher and lower interest rate scenarios. The present value of these cash flows is calculated by discounting them using the interest rates for that scenario. The difference between the present value of assets and the present value of liabilities in each scenario is the PVE. PVE will vary depending on the timing of expected cash flow, the level of interest rates, and the shape of the yield curve. The assumptions governing these relationships are the same as those used in the net interest income simulation. They are updated periodically and are reviewed by ALCO. The Board of Directors has adopted limits within which this exposure must be contained.

The model indicates that PVE is only slightly vulnerable to a sudden and substantial change in interest rates. As of December 31, 2002, a two-percentage point increase in interest rates results in a 2.6% decline in PVE. This compares to a 3.8% decline a year earlier, and reflects the increase in asset sensitivity experienced over the previous twelve months. PVE improves only slightly as rates decrease due to their very low starting levels.

Gap Analysis: The gap analysis is based on the contractual cash flows of all asset and liability balances on the Company's books. The contractual life of these balances may differ substantially from their expected lives however. For example, checking accounts are subject to immediate withdrawal. Experience suggests that these accounts will have an average life of several years. Also, certain loans (such as first mortgages) are subject to prepayment. The gap analysis reflects the contractual cash flows adjusted for anticipated client behavior. It may be used to identify periods in which there is a substantial mismatch between asset and liability cash flows. These mismatches can be moderated by investments or off-balance sheet derivatives transaction strategies. Gap analysis is used to support both interest rate risk and liquidity risk management.

The following table presents in tabular form information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related average interest rates by expected re-pricing or maturity dates and fair values as of December 31, 2002 and December 31, 2001. Expected re-pricing or maturities of assets are contractual. Interest-bearing demand and savings deposits are included in the earliest maturity category, even though withdrawal of these balances is not contractually required and may not actually occur during that period. Average interest rates on variable rate instruments are based upon the Company's interest rate forecast. Actual re-pricing or maturities of interest-sensitive assets and liabilities could vary substantially from expectations if different assumptions are used or if actual experience differs from the assumptions used.

Interest-Sensitive Financial Instrument Maturities
December 31, 2002

Dollars in millions	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Interest-sensitive assets:								
Available-for-sale securities	$ 236.9	$251.7	$287.4	$269.1	$186.2	$ 995.4	$ 2,226.7	$ 2,226.7
Average interest rate	5.78%	5.23%	5.96%	5.08%	4.97%	5.99%	5.66%	
Loans								
Commercial	2,757.7	252.5	247.5	78.0	45.2	228.2	3,609.1	3,514.3
Average interest rate	4.90%	4.69%	4.53%	6.29%	6.04%	4.97%	4.91%	
Real estate mortgage	1,151.1	69.8	53.6	51.6	83.7	524.6	1,934.4	1,977.4
Average interest rate	5.75%	7.90%	7.81%	7.84%	7.75%	7.58%	6.52%	
Residential first mortgage	147.7	74.5	67.0	51.0	42.6	1,356.1	1,738.9	1,745.5
Average interest rate	6.26%	6.21%	6.26%	6.31%	6.35%	6.41%	6.38%	
Real estate construction	636.4	1.6	0.5	0.5	0.5	1.4	640.9	632.0
Average interest rate	4.57%	8.38%	7.45%	7.58%	7.68%	7.68%	4.61%	
Installment	11.0	9.0	7.1	6.0	6.5	36.6	76.2	72.1
Average interest rate	8.52%	7.86%	7.68%	7.27%	6.74%	7.23%	7.54%	
Total loans	4,703.9	407.4	375.7	187.1	178.5	2,146.9	7,999.5	7,941.3
Total interest-sensitive assets	$4,940.8	$659.1	$663.1	$456.2	$364.7	$3,142.3	$10,226.2	$10,168.0
Interest-sensitive liabilities:								
Deposits								
Interest checking	$ 692.3	$ —	$ —	$ —	$ —	$ —	$ 692.3	$ 692.3
Average interest rate	0.25%						0.25%	
Savings	198.3	—	—	—	—	—	198.3	198.3
Average interest rate	0.19%						0.19%	
Money market	2,929.5	—	—	—	—	—	2,929.5	2,929.5
Average interest rate	1.24%						1.24%	
Time	1,148.9	26.6	49.7	4.4	25.2	0.6	1,255.4	1,260.9
Average interest rate	1.57%	2.74%	4.14%	4.27%	4.45%	4.74%	1.76%	
Total deposits	4,969.0	26.6	49.7	4.4	25.2	0.6	5,075.5	5,081.0
Total borrowings	749.3	15.0	—	—	—	—	764.3	776.3
Average interest rate	1.59%	5.24%					1.66%	
Total interest-sensitive liabilities	$5,718.3	$ 41.6	$ 49.7	$ 4.4	$ 25.2	$ 0.6	$ 5,839.8	$ 5,857.3

Interest-Sensitive Financial Instrument Maturities
December 31, 2001

Dollars in millions	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Interest-sensitive assets:								
Available-for-sale securities	$ 334.7	$ 94.7	$151.0	$188.9	$130.3	$ 915.2	$1,814.8	$1,814.8
Average interest rate	5.98%	4.79%	6.39%	6.15%	5.86%	6.19%	6.06%	
Loans								
Commercial	2,519.3	306.7	97.0	53.3	61.9	209.1	3,247.3	3,160.9
Average interest rate	5.58%	5.97%	6.57%	6.71%	6.51%	5.41%	5.67%	
Real estate mortgage	887.7	56.2	67.1	46.6	62.9	547.6	1,668.1	1,665.3
Average interest rate	6.45%	7.73%	8.05%	7.99%	8.09%	7.99%	7.12%	
Residential first mortgage	27.2	27.4	29.2	33.3	36.5	1,433.7	1,587.3	1,588.6
Average interest rate	6.88%	6.81%	6.81%	6.85%	6.78%	6.89%	6.88%	
Real estate construction	573.3	1.4	0.5	0.5	2.0	8.4	586.1	576.8
Average interest rate	5.18%	13.23%	9.12%	7.51%	6.39%	7.72%	5.24%	
Installment	17.2	9.2	6.7	4.6	3.0	29.7	70.4	66.8
Average interest rate	11.01%	8.76%	8.58%	8.40%	8.15%	8.22%	9.14%	
Total loans	4,024.7	400.9	200.5	138.3	166.3	2,228.5	7,159.2	7,058.4
Total interest-sensitive assets	$4,359.4	$495.6	$351.5	$327.2	$296.6	$3,143.7	$8,974.0	$8,873.2
Interest-sensitive liabilities:								
Deposits								
Interest checking	$ 576.7	$ —	$ —	$ —	$ —	$ —	$ 576.7	$ 576.7
Average interest rate	0.25%						0.25%	
Savings	240.4	—	—	—	—	—	240.4	240.4
Average interest rate	0.40%						0.40%	
Money market	1,893.4	—	—	—	—	—	1,893.4	1,893.4
Average interest rate	1.45%						1.45%	
Time	1,528.3	32.1	5.4	3.7	3.9	0.5	1,573.9	1,579.2
Average interest rate	3.12%	4.09%	4.44%	5.40%	4.36%	6.06%	3.16%	
Total deposits	4,238.8	32.1	5.4	3.7	3.9	0.5	4,284.4	4,289.7
Total borrowings	953.0	—	15.0	—	—	85.6	1,053.6	1,086.3
Average interest rate	3.33%	—%	5.24%	—%	—%	7.75%	3.67%	
Total interest-sensitive liabilities	$5,191.8	$ 32.1	$ 20.4	$ 3.7	$ 3.9	$ 86.1	$5,338.0	$5,376.0

The use of "plain vanilla" interest rate swaps to manage interest rate exposure as hedges of financial instruments results in the difference between fixed and floating rates paid or received being added to or reducing net interest income on an earned basis within a reporting period.

The use of interest rate swaps involves the risk of dealing with counterparties and their ability to meet contractual terms. These counterparties must receive appropriate credit approval before the Company enters into an interest rate contract. Notional principal amounts express the volume of these transactions, although the amounts potentially subject to credit and market risk are much smaller. At December, 31, 2002, the Company's interest rate swaps were entered into as a hedge of the variability in interest cash flows generated from LIBOR based loans due to fluctuations in the LIBOR index or to convert fixed rate deposits and borrowings into floating rate liabilities. On January 1, 2001, the Company adopted SFAS No.133, "Accounting for Derivatives and Hedging Activities", as amended. SFAS No. 133 requires that all derivatives be recorded on the balance sheet at their fair value. The treatment of changes in the fair value of derivatives depends on the character of the transaction.

As of December 31, 2002 the Company had $806.4 million notional amount of interest rate swaps, of which $381.4 million were fair value hedges and $425.0 million were cash flow hedges. The positive mark-to-market on the fair value hedges resulted in the recognition of other assets and an increase in hedged deposits and borrowings of $45.1 million. In addition, deposits and borrowings included $0.3 million and comprehensive income included $0.8 million, before taxes of $0.4 million relating to interest rate swaps terminated with positive benefit during 2001. These amounts are being amortized into income over the designated hedged period. The positive mark-to-market on the cash flow hedges of variable rate loans resulted in the recognition of other assets and comprehensive income of $11.6 million, before taxes of $4.9 million.

As of December 31, 2001 the Company had $706.4 million notional amount of interest rate swaps, of which $206.4 million were fair value hedges and $500.0 million were cash flow hedges. The positive mark-to-market on the fair value hedges resulted in the recognition of other assets of $9.6 million, other liabilities of $0.7 million and an increase in hedged deposits and borrowings of $8.9 million. In addition, deposits and borrowings included $1.8 million and comprehensive income included $2.8 million, before taxes of $1.2 million relating to interest rate swaps terminated with positive benefit in 2001. The positive mark-to-market on the cash flow hedges of variable rate loans resulted in the recognition of other assets and comprehensive income of $11.7 million, before taxes of $4.9 million. There was no transition adjustment at January 1, 2001 or any ineffectiveness gain or loss that impacted net income for 2002 or 2001. Amounts to be paid or received on the cash flow hedge interest rate swaps will be reclassified into earnings upon receipt of interest payments on the underlying hedged loans, including amounts totaling $17.8 million, that were reclassified into net interest income during 2002. Comprehensive income expected to be reclassified into net interest income within the next 12 months is $8.5 million.

The Company has not entered into transactions involving any other more sophisticated interest rate derivative financial instruments, such as interest rate floors, caps, and interest rate futures contracts. The Company could consider using such financial instruments in the future if they offered a significant financial advantage over interest rate swaps.

The table below shows the notional amounts of the Company's interest rate swap maturities and average rates at December 31, 2002 and December 31, 2001. Average interest rates on variable rate instruments are based upon the Company's interest rate forecast.

Interest Rate Swap Maturities and Average Rates
December 31, 2002

Notional Amounts in millions	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Notional Amount	$130.0	$185.0	$210.0	$15.0	$—	$266.4	$806.4	$56.7(1)
Weighted Average rate received	4.62%	3.59%	3.95%	4.74%	—%	6.03%	4.68%	
Weighted Average rate paid	1.39%	1.45%	1.39%	1.42%	—%	1.64%	1.49%	

Interest Rate Swap Maturities and Average Rates
December 31, 2001

Notional Amount in millions	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Notional amount	$365.0	$150.0	$—	$—	$—	$191.4	$706.4	$20.6(1)
Weighted average rate received	5.55%	5.50%	—%	—%	—%	6.21%	5.72%	
Weighted average rate paid	1.92%	1.90%	—%	—%	—%	3.12%	2.24%	

(1) Estimated net gain to settle derivative contracts.

At December 31, 2002, the Company's outstanding foreign exchange contracts for both those purchased as well as sold totaled $70.6 million. The Company enters into foreign exchange contracts with its clients and counterparty banks primarily for the purpose of offsetting or hedging clients' transaction and economic exposures arising out of commercial transactions. The Company's policies also permit limited proprietary currency positioning within certain approved limits. The Company actively manages its foreign exchange exposures within prescribed risk limits and controls. All foreign exchange contracts outstanding at December 31, 2002 had remaining maturities of twelve months or less and the mark-to-market included in other assets totaled $0.3 million.

Securities

At December 31, 2002, the securities available-for-sale portfolio had an unrealized net gain of $57.2 million, comprised of $70.2 million of unrealized gains and $13.0 million of unrealized losses. At December 31, 2001, the securities available-for-sale portfolio had an unrealized net gain of $4.0 million, comprised of $20.9 million of unrealized gains and $16.9 million of unrealized losses. The unrealized gain or loss on securities available-for-sale is reported on an after-tax basis as a valuation allowance that is a component of other comprehensive income.

Comparative period end security portfolio balances are presented below:

Securities Available-for-Sale

	December 31, 2002		December 31, 2001	
Dollars in thousands	**Cost**	**Fair Value**	**Cost**	**Fair Value**
U.S. Government and federal agency	$ 317,183	$ 324,223	$ 300,653	$ 306,206
Mortgage-backed	1,448,673	1,491,489	1,070,670	1,075,533
State and Municipal	224,013	236,591	187,519	190,201
Other	5,451	4,600	31,924	30,266
Total debt securities	1,995,320	2,056,903	1,590,766	1,602,206
Marketable equity securities	174,124	169,753	220,124	212,633
Total securities	$2,169,444	$2,226,656	$1,810,890	$1,814,839

At December 31, 2002, the fair value of securities available-for-sale totaled $2,226.6 million, an increase of $411.8 million, or 22.7% from December 31, 2001. The increase was due to deposit growth exceeding increased loan demand. The average duration of total available-for-sale securities at December 31, 2002 was 2.1 years compared with 3.4 years at December 31, 2001.

The following table provides the expected remaining maturities and yields (taxable-equivalent basis) of debt securities within the securities portfolio at December 31, 2002. The remaining contractual principal maturities for mortgage-backed securities were allocated assuming no prepayments. Remaining maturities will differ from contractual maturities because mortgage debt issuers may have the right to repay obligations prior to contractual maturity. To compare the tax-exempt asset yields to taxable yields, amounts are adjusted to pre-tax equivalents based on the marginal corporate federal tax rate of 35%.

Debt Available-for-Sale Securities

Dollars in thousands	One year or less Amount	% Yield	Over 1 year thru 5 years Amount	% Yield	Over 5 years thru 10 years Amount	% Yield	Over 10 years Amount	% Yield	Total Amount	% Yield
U.S. Government and federal agency	$ 2,005	5.85	$258,923	4.08	$ 63,295	6.22	$ —	—	$ 324,223	4.51
Mortgage-backed	—	—	197	5.82	5,574	6.96	1,485,718	5.75	1,491,489	5.75
State and Municipal	14,356	6.94	81,328	6.55	107,322	6.82	33,585	6.68	236,591	6.71
Other	—	—	—	—	—	—	4,600	7.22	4,600	7.22
Total debt securities	$16,361	6.81	$340,448	4.67	$ 176,191	6.61	$1,523,903	5.77	$2,056,903	5.67
Amortized cost	$16,113		$329,703		$ 167,943		$1,481,561		$1,995,320	

Dividend income included in interest income on securities in the consolidated statement of income and comprehensive income was $9.7 million and $9.5 million for 2002 and 2001, respectively.

Loan Portfolio

Total loans were $7,999.5 million, $7,159.2 million, and $6,527.1 million at December 31, 2002, 2001, and 2000, respectively.

Total loans grew $840.3 million during 2002. Commercial loans grew $361.7 million, real estate mortgages grew $266.3 million while residential first mortgage loans grew $151.6 million and construction loans grew $54.8 million.

The most significant areas of loan growth in 2001 were the $313.6 million increase in residential first mortgage loans and $188.3 million increase in real estate mortgage loans. In addition, real estate construction loans increased by $133.8 million.

The following table shows the Company's consolidated loans by type of loan and their percentage distribution:

Loan Portfolio

Dollars in thousands	December 31, 2002	2001	2000	1999	1998
Commercial	$3,609,053	$3,247,320	$3,248,253	$2,870,438	$2,457,946
Real estate mortgage	1,934,409	1,668,114	1,479,862	1,042,123	747,711
Residential first mortgage	1,738,909	1,587,303	1,273,711	1,173,334	1,038,229
Real estate construction	640,861	586,066	452,301	344,870	237,015
Installment loans	76,238	70,403	73,018	59,904	49,526
Total loans	$7,999,470	$7,159,206	$6,527,145	$5,490,669	$4,530,427
Commercial	45.1%	45.3%	49.8%	52.2%	54.3%
Real estate mortgage	24.2	23.3	22.7	19.0	16.5
Residential first mortgage	21.7	22.2	19.5	21.4	22.9
Real estate construction	8.0	8.2	6.9	6.3	5.2
Installment loans	1.0	1.0	1.1	1.1	1.1
Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

The Company's loan portfolio consists primarily of short-term loans for business and real estate purposes. Loans are generally made on the basis of a cash flow repayment source as the first priority, and collateral is generally a secondary source for loan qualification. Although the legal lending limit for any one borrowing relationship can amount to $184.0 million at December 31, 2002, the Bank has established "house limits" for individual borrowings which vary by risk rating. The highest amount which can be extended to any one borrowing relationship without the approval of the Bank's Audit Committee in 2002 was $30.0 million. At December 31, 2002, there were 22 relationships with commitments greater than $30.0 million. Of the 22 relationships, 10 had outstanding balances greater than $30.0 million with the largest outstanding being a $110.5 million government bonds secured loan.

Commercial

Commercial loans were $3,609.1 million at December 31, 2002, representing 45.1% of the loan portfolio compared with $3,247.3 million, or 45.3% of the loan portfolio, at December 31, 2001. The average outstanding individual note balance in the commercial loan portfolio at December 31, 2002 was $444,000. See "—Results of Operations—Net Interest Income."

Following is a breakdown of commercial loans to businesses engaged in the industries listed.

Commercial Loans By Industry

	December 31,			
Dollars in thousands	**2002**	**%**	**2001**	**%**
Services (1)	$ 795,575	22.0	$ 693,583	21.4
Entertainment	540,521	15.0	501,086	15.4
Wholesale Trade	400,132	11.1	354,556	10.9
Manufacturing	359,554	10.0	331,573	10.2
Real Estate and Construction	444,643	12.3	319,788	9.8
Finance and Insurance	286,553	7.9	242,215	7.5
Retail Trade	189,791	5.3	167,782	5.2
Aircraft Lessors (2)	121,455	3.4	128,039	3.9
Purchased Syndicated Media and Telecommunications	71,264	2.0	131,892	4.1
Originated Middle Market Media and Telecommunications	36,443	1.0	16,376	0.5
Other	363,122	10.0	360,430	11.1
Total	$3,609,053	100.0	$3,247,320	100.0
Nonaccrual loans	$ 52,890		$ 32,615	
Percentage of total loans	1.47%		1.00%	

(1) Legal, membership organizations, engineering and management services, etc.

(2) Loans in this category include outstandings of approximately $110 million to nine "single asset" borrowers, all related to one company. These loans are each secured by narrow-bodied commercial aircraft. These loans are also partially supported by either payment guarantees or asset value support and remarketing agreements from an investment grade company. As of December 31, 2002 all of the loans are current. However, one of the loans for $12.4 million is included on the potential problem loan list.

Not included in this category are loans to other companies that serve the airline industry or loans to individuals or companies to purchase non-commercial aircraft where repayment is primarily predicated on the strength of the borrower and/or guarantor.

The Company's December 31, 2002 purchased syndicated media and telecommunications loan portfolio contained 21 loans with commitment and outstanding balances of $108.1 million and $71.3 million, respectively, or just slightly less than 1.0% of the loan portfolio.

Following is a breakdown of the purchased syndicated media and telecommunication loan portfolio as of December 31, 2002.

Dollars in thousands	Number	Commitments	Outstandings
Telecommunications	7	$ 25,985	$15,861
Television Broadcasting	4	20,397	16,924
Wireless	3	21,439	15,373
Publishing	3	17,101	8,951
Cable Television	2	12,022	7,372
Radio Broadcasting	2	11,167	6,783
	21	$108,111	$71,264

In addition, two media and telecommunications available-for-sale loans with commitment and outstanding balances of $23.8 million and $17.7 million, respectively, as of December 31, 2002 were included in other assets. See "—Other Assets".

Real Estate Mortgage

Real estate mortgages, representing 24.2% of the loan portfolio, consisted of 83.5% commercial and 16.5% residential (1-4 family including undeveloped land, condominium/apartments and equity lines of credit). The average outstanding individual note balance at December 31, 2002 was approximately $742,000.

Following is a breakdown of real estate mortgage loans by collateral type:

Real Estate Mortgage Loans by Collateral Type

	December 31,			
Dollars in thousands	2002	%	2001	%
Industrial	$ 711,203	36.8	$ 623,417	37.4
Office buildings	314,662	16.3	262,089	15.7
Shopping centers	167,651	8.7	174,226	10.4
1-4 family (includes undeveloped land)	81,557	4.2	61,984	3.7
Condominiums/apartments	82,206	4.2	84,813	5.1
Land, nonresidential	19,300	1.0	27,051	1.6
Churches/religious	39,239	2.0	15,635	0.9
Equity lines of credit	157,112	8.1	99,890	6.0
Other	361,479	18.7	319,009	19.2
Total	$1,934,409	100.0	$1,668,114	100.0
Nonaccrual loans	$ 12,014		$ 3,403	
Percentage of outstandings	0.62%		0.20%	

Residential First Mortgage

Residential first mortgage loans which comprised 21.7% of total loans at December 31, 2002 and are made primarily to existing clients, continued a nine-year growth trend, increasing $151.6 million, or

9.6%, to $1,738.9 million at December 31, 2002. At December 31, 2002, 97.0% of the portfolio was originated internally, and the balance was purchased from third parties. The residential first mortgage loans originated internally have a weighted average loan to value ratio of 60.0% at origination. Nonaccrual residential first mortgage loans were $711,000, or 0.04% of outstandings as of December 31, 2002. The average outstanding individual note balance at December 31, 2002 was approximately $613,000.

Construction

The real estate construction portfolio, representing 8.0% of the loan portfolio, consisted of 69.9% commercial and 30.1% residential. Such loans are made on the basis of the economic viability for the specific project, the cash flow resources of the developer, the developer's equity in the project, and the underlying financial strength of the borrower. The Company's policy is to monitor each loan with respect to incurred costs, sales price, and sales cycle. The average outstanding individual note balance at December 31, 2002 was approximately $2,836,000.

Following is a breakdown of real estate construction loans by collateral type:

Real Estate Construction Loans by Collateral Type

	December 31,			
Dollars in thousands	**2002**	**%**	**2001**	**%**
Industrial	$133,951	20.9	$166,241	28.4
1-4 family (includes undeveloped land)	121,825	19.0	109,204	18.6
Office buildings	131,198	20.5	108,734	18.6
Shopping centers	106,074	16.6	80,637	13.8
Condominiums/apartments	71,036	11.1	61,987	10.6
Other	76,777	11.9	59,263	10.0
Total	$640,861	100.0	$586,066	100.0
Nonaccrual loans	$ 5,267		$ 934	
Percentage of outstandings	0.82%		0.16%	

Installment

Installment loans consist primarily of loans to individuals for personal purchases. Included are $475,000 in nonaccrual loans, or 0.62% of outstandings at December 31, 2002. The average outstanding individual note balance at December 31, 2002 was approximately $28,000.

Concentrations of credit risk arise when a number of clients are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Although the Company has a diversified loan portfolio, a substantial portion of the loan portfolio and credit performance depends on the economic stability of Southern California. Credit performance also depends, to a lesser extent, on economic conditions in the San Francisco Bay Area which are currently weak.

The Company's lending activities are predominantly in California and New York although it has some loans to domestic clients who are engaged in international trade or film productions.

Inherent in any loan portfolio are risks associated with certain types of loans. The Company assesses and manages credit risk on an ongoing basis through diversification guidelines, lending limits, credit review and approval policies, and internal monitoring. As part of the control process, an independent loan review and compliance department regularly examines the Company's loan portfolio and other credit related products, including unused commitments and letters of credit. In addition to this internal credit process, the Company's loan portfolio is subject to examination by external regulators in the normal course of business. Credit quality is influenced by underlying trends in the economic and business cycle. With the slowdown in the economy, the Company has enhanced its training program for its line officers and implemented additional credit underwriting and monitoring procedures. The Company also seeks to manage and control its risk through diversification of the portfolio by type of loan, industry concentration, and type of borrower as well as specific maximum loan-to-value (LTV) limitations at origination as to various categories of real estate related loans other than residential first mortgage loans. These ratios are as follows:

Maximum LTV Ratios

Category of Real Estate Collateral	Maximum LTV Ratio
1-4 family (includes undeveloped land)	80%
Condominiums/apartments	80
Equity lines of credit	80
Industrial	80
Shopping centers	80
Churches/religious	75
Office building	75
Other improved property	70
Acquisition and development	60
Land, nonresidential	50

The Company's loan policy provides that any term loan on income-producing properties must have a minimum debt service coverage of at least 1.20 to 1 for non-owner occupied property and at least 1.05 to 1 for owner occupied at origination. Any exception to these guidelines requires approval at higher levels of authority based on the type of exception. Exceptions are reviewed by the Credit Policy Committee of the Bank.

One of the significant risks associated with real estate lending is the risk associated with the possible existence of environmental risks or hazards on or in property affiliated with the loan. The Company mitigates such risks through the use of an Environmental Risk Questionnaire for all loans secured by real estate. A Phase I environmental report is required if indicated by the questionnaire or if for any other reason it is determined appropriate. Other reasons would include the industrial use of environmentally sensitive substances or the proximity to other known environmental problems. A Phase II report is required in certain cases, depending on the outcome of the Phase I report.

At December 31, 2002, 78.6% of commercial loans and 51.8% of real estate loans, including residential first mortgages, outstanding were floating interest rate loans. There were no floating rate installment loans as of December 31, 2002. Floating rate loans comprised 63.0% of the total loan portfolio at December 31, 2002 and 59.7% at December 31, 2001. Total loans at December 31, 2002 consisted of 39.8% due in one year or less, 12.1% due in one to five years and 48.1% due after five years.

The loan maturities shown in the table below are based on contractual maturities. As is customary in the banking industry, loans that meet sound underwriting criteria can be renewed by mutual agreement between the Company and the borrower. Because the Company is unable to estimate the extent to which its borrowers will renew their loans, the table is based on contractual maturities.

Loan Maturities

	December 31, 2002					
Dollars in thousands	**Commercial**	**Real Estate Mortgage**	**Residential First Mortgage**	**Real Estate Construction**	**Installment**	**Total**
Aggregate maturities of loan balances due:						
In one year or less						
Interest rate—floating	$2,121,338	$ 438,690	$ —	$499,478	$ —	$3,059,506
Interest rate—fixed	110,871	4,194	21	6,776	2,019	123,881
After one year but within five years						
Interest rate—floating	444,683	139,549	27	105,763	—	690,022
Interest rate—fixed	225,392	19,371	13,377	3,956	18,364	280,460
After five years						
Interest rate—floating	269,042	539,331	458,709	21,333	—	1,288,415
Interest rate—fixed	437,727	793,274	1,266,775	3,555	55,855	2,557,186
Total loans	$3,609,053	$1,934,409	$1,738,909	$640,861	$76,238	$7,999,470

Asset Quality

Allowance for Credit Losses

A consequence of lending activities is that losses may be experienced. The amount of such losses will vary from time to time depending upon the risk characteristics of the loan portfolio as affected by economic conditions, rising interest rates, and the financial performance of borrowers. The allowance for credit losses which provides for the risk of losses inherent in the credit extension process, is increased by the provision for credit losses charged to operating expense and allowances acquired through acquisitions and is decreased by the amount of charge-offs, net of recoveries. There is no exact method of predicting specific losses or amounts that ultimately may be charged off on particular segments of the loan portfolio.

The Company has an internal risk analysis and review staff that ultimately reports to the Audit Committee of the Board of Directors and continually reviews loan quality. This analysis includes a detailed review of the classification and categorization of problem, potential problem loans and loans to be charged off, an assessment of the overall quality and collectibility of the portfolio, and consideration of the credit loss experience, trends in problem loans, and concentration of credit risk, as well as current economic conditions particularly in California. Management then evaluates the allowance, determines its desired level, determines appropriate provisions and reviews the results with the Audit Committee.

The allowance for credit losses is a significant estimate that can and does change based on management's process in analyzing the loan portfolio and on management's assumptions about specific borrowers and the impact on the portfolio of applicable economic and environmental conditions, among other factors. The Company's methodology for determining the allowance for credit losses establishes both a specific and a general component. The specific component of the allowance for commercial and real estate loans is based principally on current loan grades and historical loan loss experience adjusted to reflect current conditions, as well as analyses of other factors that may have affected the collectibilty of loans in the portfolio. The specific component of the allowance for residential first mortgage and installment loans is based principally on loan payment status and historical loss rates adjusted to reflect current conditions. The general component of the allowance for credit losses represents the results of analyses that estimate probable losses inherent in the total portfolio that are not fully captured in the specific allowance analyses. These analyses include industry concentrations, current economic factors, trends in the portfolio and the estimated impact of current economic conditions on certain historical loss rates used. In assessing the impact of current economic factors and the estimated impact of current economic conditions on certain historical loss rates, management continuously monitors trends in loan portfolio qualitative factors, including loan growth, past due loans, criticized loans and nonperforming loans. Based on known information available to it at the date of this report, management believes that the Company's allowance for credit losses was adequate for foreseeable losses at December 31, 2002. Examinations of the loan portfolio are also conducted periodically by the Company's regulators.

Based on expected loan growth, the levels of nonperforming loans and net charge-offs, it is anticipated that the level of the allowance will require additional provisions for credit losses in 2003, but not necessarily equal to the amount of net charge-offs. Credit quality will be influenced by underlying trends in the economic cycle, particularly in California, and other factors which are beyond management's control. Consequently, no assurances can be given that the Company will not sustain loan losses, in any particular period, that are sizable in relation to the allowance for credit losses. Additionally, subsequent evaluation of the loan portfolio, in light of factors then prevailing, by the Company and its regulators may warrant an adjustment to the amount of the projected provision. See "—Provision for Credit Losses."

The following table summarizes the activity in the allowance for credit losses for the five years ended December 31, 2002:

Allowance for Credit Losses

	Year ended December 31,				
Dollars in thousands	**2002**	**2001**	**2000**	**1999**	**1998**
Loans outstanding	$7,999,470	$7,159,206	$6,527,145	$5,490,669	$4,530,427
Average amount of loans outstanding	$7,822,653	$6,713,315	$6,236,334	$4,822,254	$4,213,853
Balance of allowance for credit losses, beginning of year	$ 142,862	$ 135,435	$ 134,077	$ 135,339	$ 137,761
Loans charged off:					
Commercial	(61,461)	(41,444)	(40,460)	(18,765)	(15,019)
Real estate mortgage	(2,412)	(842)	(905)	(455)	(1,382)
Residential first mortgage	—	(220)	(77)	(158)	(1,128)
Installment	(142)	(73)	(134)	(150)	(107)
Total loans charged off	(64,015)	(42,579)	(41,576)	(19,528)	(17,636)
Recoveries of loans previously charged off:					
Commercial	9,169	12,659	7,977	13,403	11,556
Real estate mortgage	641	2,011	1,959	893	397
Residential first mortgage	29	282	1,522	527	503
Installment	29	54	49	28	11
Total recoveries	9,868	15,006	11,507	14,851	12,467
Net loans charged off	(54,147)	(27,573)	(30,069)	(4,677)	(5,169)
Additions to allowance charged to operating expense	67,000	35,000	21,500	—	—
Acquisitions	8,787	—	9,927	3,415	2,747
Balance, end of year	$ 164,502	$ 142,862	$ 135,435	$ 134,077	$ 135,339
Ratio of net charge-offs to average loans	(0.69)%	(0.41)%	(0.48)%	(0.10)%	(0.12)%

Net loan charge-offs were $54.1 million, or 0.69%, of average loans during 2002. Net charge-offs for 2001 and 2000 were $27.6 million, or 0.41%, and $30.1 million, or 0.48%, of average loans, respectively. Included in net charge-offs were $25.0 million, $12.9 million and $20.6 million for 2002,

2001 and 2000, respectively, relating to purchased syndicated media and telecommunications loans and syndicated non-relationship loans.

The allowance for credit losses as a percentage of total loans was 2.06%, 2.00%, and 2.07% at December 31, 2002, 2001, and 2000, respectively. The allowance for credit losses as a percentage of nonperforming loans was 230.5%, 370.5%, and 218.5% at December 31, 2002, 2001, and 2000, respectively. See "—Nonaccrual, Past Due, and Restructured Loans".

Based on an evaluation of individual credits, previous loan loss experience, management's evaluation of the current loan portfolio, and current economic conditions, management has allocated the allowance for credit losses as shown for the past five years in the table below.

Allocation of Allowance for Credit Losses

	Allowance amount					Percent of loans to total loans				
Dollars in thousands	**2002**	**2001***	**2000**	**1999**	**1998**	**2002**	**2001**	**2000**	**1999**	**1998**
Commercial	$116,242	$ 94,092	$ 92,637	$ 78,661	$100,811	45%	45%	50%	52%	54%
Real estate mortgage	30,565	26,716	24,517	33,590	16,508	24	23	23	19	17
Residential first mortgage	6,797	12,059	10,453	17,659	15,625	22	23	19	22	23
Real estate construction	9,836	8,849	6,645	2,837	1,950	8	8	7	6	5
Installment	1,062	1,146	1,183	1,330	445	1	1	1	1	1
Total	$164,502	$142,862	$135,435	$134,077	$135,339	100%	100%	100%	100%	100%

* Revised to reflect the effect of a lower loss factor for residential first mortgages

While the allowance is allocated to portfolios, the allowance is general in nature and is available for the portfolio in its entirety. In 2002, an increase in problem loans in the commercial loan category which includes media and telecommunications loans and in the real estate mortgage category resulted in the increased allocations to these categories. A decreased allocation to residential first mortgages in 2002 reflects a lower loss rate based on historical losses and the seasoning of the portfolio.

At December 31, 2002, there were $70.3 million of impaired loans included in nonaccrual loans, which had an allowance of $13.5 million allocated to them. On a comparable basis, at December 31, 2001, there were $37.4 million of impaired loans, which had an allowance of $4.1 million allocated to them. Previously reported December 31, 2001 totals excluded nonaccrual loans under $500,000 which are now included to conform to current year disclosures.

Loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments.

The assessment for impairment occurs when and while such loans are on nonaccrual, or the loan has been restructured. When a loan with unique risk characteristics has been identified as being impaired, the amount of impairment will be measured by the Company using discounted cash flows, except when it is determined that the sole (remaining) source of repayment for the loan is the operation or liquidation of the underlying collateral. In such cases, the current fair value of the collateral, reduced by costs to sell, or the observable market price of the debt will be used in place of discounted cash flows. Additionally, some impaired loans with commitments of less than $500,000 are aggregated for the purpose of measuring impairment using historical loss factors as a means of measurement.

If the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest, net deferred loan fees or costs and unamortized premium or discount), an impairment is recognized by creating or adjusting an existing allocation of the allowance for credit losses. The Company's policy is to record cash receipts on impaired loans first as reductions in principal and then as interest income.

Nonaccrual, Past Due, and Restructured Loans

Total nonperforming assets (nonaccrual loans and ORE) were $72.0 million, or 0.90% of total loans and ORE at December 31, 2002, compared with $38.6 million, or 0.54%, at December 31, 2001 primarily due to the economic environment during 2002. Included in the December 31, 2002 amount were purchased syndicated media and telecommunication loans totaling $15.9 million.

The following table presents information concerning nonaccrual loans, ORE, accruing loans which are contractually past due 90 days or more as to interest or principal payments and still accruing, and restructured loans:

Nonaccrual, Past Due, and Restructured Loans

	December 31,				
Dollars in thousands	**2002**	**2001**	**2000**	**1999**	**1998**
Nonaccrual loans:					
Commercial	$52,890	$32,615	$53,355	$13,368	$ 4,763
Real estate	17,992	5,393	8,132	10,380	17,204
Installment	475	555	499	1,540	1,171
Total	71,357	38,563	61,986	25,288	23,138
ORE	670	10	522	1,413	3,480
Total nonaccrual loans and ORE	$72,027	$38,573	$62,508	$26,701	$26,618
Total nonaccrual loans as a percentage of total loans	0.89%	0.54%	0.95%	0.46%	0.51%
Total nonaccrual loans and ORE as a percentage of total loans and ORE	0.90	0.54	0.96	0.49	0.59
Allowance for credit losses to total loans	2.06	2.00	2.07	2.44	2.99
Allowance for credit losses to nonaccrual loans	230.53	370.46	218.49	530.20	584.92
Loans past due 90 days or more on accrual status:					
Commercial	$ 5,854	$ 1,764	$ 1,543	$ 2,794	$ 7,661
Real estate	104	878	4,361	736	949
Installment	198	973	20	503	13
Total	$ 6,156	$ 3,615	$ 5,924	$ 4,033	$ 8,623
Restructured loans:					
On accrual status	$ —	$ —	$ 829	$ 2,707	$ 1,982
On nonaccrual status	—	—	740	368	1,682
Total	$ —	$ —	$ 1,569	$ 3,075	$ 3,664

Company policy requires that a loan be placed on nonaccrual status if either principal or interest payments are ninety days past due, unless the loan is both well secured and in process of collection, or if full collection of interest or principal becomes uncertain, regardless of the time period involved.

At December 31, 2002, in addition to loans disclosed above as past due, nonaccrual or restructured, management also identified $37.6 million of loans, including one aircraft lessor loan for $12.4 million and commercial loans to 18 other borrowers, where the ability to comply with the present loan payment terms in the future is questionable. However, the inability of the borrowers to comply with repayment terms was not sufficiently probable to place the loan on nonaccrual status at

December 31, 2002. This amount was determined based on analysis of information known to management about the borrowers' financial condition and current economic conditions. Estimated potential losses from these potential problem loans have been provided for in determining the allowance for credit losses at December 31, 2002.

Management's classification of credits as nonaccrual, restructured or problems does not necessarily indicate that the principal is uncollectable in whole or part.

The table below summarizes the approximate changes in nonaccrual loans for the years ended December 31, 2002 and 2001.

Changes in Nonaccrual Loans

Dollars in thousands	2002	2001
Balance, beginning of the year	$38,563	$61,986
Loans placed on nonaccrual	119,335	48,995
Loans from acquisitions	3,510	—
Charge-offs	(55,821)	(26,306)
Loans returned to accrual status	(5,705)	(2,092)
Repayments (including interest applied to principal)	(26,861)	(43,858)
Transfers to ORE	(1,664)	(162)
Balance, end of year	$71,357	$38,563

The additional interest income that would have been recorded from nonaccrual loans, if the loans had not been on nonaccrual status was $3.0 million, $7.3 million, and $10.2 million for the years ended December 31, 2002, 2001, and 2000, respectively. Interest payments received on nonaccrual loans are applied to principal unless there is no doubt as to ultimate full repayment of principal, in which case, the interest payment is recognized as interest income. Interest collected and applied to principal was $2.6 million, $6.1 million, and $5.7 million for the years ended December 31, 2002, 2001, and 2000, respectively, from collection of interest related to nonaccrual loans. Interest income not recognized on nonaccrual loans reduced the net interest margin by 3, 8, and 14 basis points for the years ended December 31, 2002, 2001, and 2000, respectively.

Other Real Estate

The amount of the Company's ORE was $0.7 million at December 31, 2002 compared to $10 thousand a year ago. The Company's policy is to record these properties at estimated fair value, net of selling expenses, at the time they are transferred into ORE, thereby tying future gains or losses from sale or potential additional write-downs to underlying changes in the market.

Other Assets

Other assets include the following:

	December 31,	
Dollars in thousands	2002	2001
Interest rate swap mark-to-market	$ 56,690	$ 21,254
Accrued interest receivable	45,124	44,432
Claim in receivership and other assets	23,142	22,242
Loans held-for-sale	18,155	23,558
Income tax refund	3,464	9,533
Other	40,191	19,044
Total other assets	$186,766	$140,063

Loans held-for-sale consisted of three performing loans, two of which relate to media and telecommunications, at December 31, 2002 and four loans at December 31, 2001.

The claim in receivership and other assets was acquired in the acquisition of Pacific Bank. The claim in receivership, which is approximately half of the balance, is expected to be realized in 2003.

See—"Asset/Liability Management" for a discussion of interest rate swaps which result in the swap mark-to-market asset of $56.7 million at December 31, 2002.

Off Balance Sheet

In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit, letters of credit, and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount reflected in the consolidated balance sheet. Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each client's creditworthiness on a case-by-case basis.

The Company had outstanding loan commitments aggregating $3,141.3 million at December 31, 2002. In addition, the Company had $337.3 million outstanding in bankers' acceptances and letters of credit of which $287.7 million relate to standby letters of credit at December 31, 2002. Substantially all of the Company's loan commitments are on a variable rate basis and are comprised of real estate and commercial loan commitments.

Deposits and Borrowed Funds

Core deposits, which include noninterest-bearing deposits and interest-bearing deposits excluding time deposits of $100,000 and over, provide a stable source of low cost funding. Average core deposits were $7,400.0 million in 2002 compared with $5,598.1 million in 2001. The increase was due primarily to internally generated growth and the acquisition of Civic.

Certificates of deposit of $100,000 or more totaled $1,037.0 million at December 31, 2002, of which $531.8 million mature within three months, $222.7 million mature within four to six months, $86.4 million mature within seven months to one year and $196.1 million mature beyond one year.

Short and long-term borrowed funds provided additional funding, albeit at a higher cost, to support loan and securities growth. Average borrowed funds were $1,078.3 million in 2002 compared with $1,317.7 million in 2001.

At December 31, 2002 and 2001, the aggregate amount of deposits by foreign depositors in domestic offices totaled $87.3 million and $87.0 million, respectively, the majority of which was interest bearing. Brokered deposits were $160.1 million and $236.6 million, at December 31, 2002 and 2001, respectively.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

We have made forward-looking statements in this document that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management, and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, and statements preceded by, followed by, or that include the words "will," believes," "expects," "anticipates," "intends," "plans," "estimates," or similar expressions.

Our management believes these forward-looking statements are reasonable. However, you should not place undue reliance on the forward-looking statements, since they are based on current expectations. Actual results may differ materially from those currently expected or anticipated.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties, and assumptions. Our future results and shareholder values may differ materially from those expressed in these forward-looking statements. Many of the factors described below that will determine these results and values are beyond our ability to control or predict. For those statements, we claim the protection of the safe harbor contained in the Private Securities Litigation Reform Act of 1995.

A number of factors, some of which are beyond the Corporation's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. These factors which include (1) the unknown economic impact caused by the State of California's budget shortfall, (2) earthquake or other natural disasters impacting the condition of real estate collateral, (3) the effect of acquisitions and integration of acquired businesses, and (4) economic uncertainty created by increasing unrest in other parts of the world could have the following consequences, any of which could hurt our business.

- Loan delinquencies may increase;
- Problem assets and foreclosures may increase;
- Demand for our products and services may decline; and
- Collateral for loans made by us, especially real estate, may decline in value, in turn reducing clients' borrowing power, and reducing the value of assets and collateral associated with our existing loans.

Changes in interest rates affect our profitability. We derive our income mainly from the difference or "spread" between the interest earned on loans, securities, and other interest-earning assets, and interest paid on deposits, borrowings, and other interest-bearing liabilities. In general, the wider the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities fluctuates. This causes decreases in our spread and affects our net interest income. In addition, interest rates affect how much money we lend.

Significant changes in the provision or applications of laws or regulations affecting our business could materially affect our business. The banking industry is subject to extensive federal and state regulations, and significant new laws or changes in, or repeals of, existing laws may cause results to differ materially. Also, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects our credit conditions, primarily through open market operations in U.S. government securities, the discount rate for member bank borrowing, and bank reserve requirements. A material change in these conditions would affect our results. Parts of our business are also subject to federal and state securities laws and regulations. Significant changes in these laws and regulations would also affect our business.

We face strong competition from financial service companies and other companies that offer banking services which can hurt our business. Increased competition in our market may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the banking services that we offer in our service area. These competitors include national, regional, and community banks. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks, and other financial intermediaries. Recently passed legislation will make it easier for other types of financial institutions to compete with us.

Our results would be adversely affected if we suffered higher than expected losses on our loans. We assume risk from the possibility that we will suffer losses because borrowers, guarantors, and related parties fail to perform under the terms of their loans. We try to minimize this risk by adopting and implementing what we believe are effective underwriting and credit policies and procedures, including how we establish and review the allowance for credit losses. We assess the likelihood of nonperformance, track loan performance, and diversify our credit portfolio. Those policies and procedures may still not prevent unexpected losses that could adversely affect our results.

Our financial results could be adversely affected by unanticipated changes in regulatory, judicial, or legislative tax treatment of business transactions.

QUARTERLY RESULTS

The following table summarizes quarterly operating results for 2002 and 2001.

2002 Quarterly Operating Results

Dollars in thousands	Quarter ended March 31,	June 30,	September 30,	December 31,	Total
Interest income	$148,358	$155,511	$154,616	$151,215	$609,700
Interest expense	26,663	24,937	23,092	19,752	94,444
Net interest income	121,695	130,574	131,524	131,463	515,256
Provision for credit losses	11,000	18,000	20,500	17,500	67,000
Net interest income after provision for credit losses	110,695	112,574	111,024	113,963	448,256
Noninterest income	35,255	38,554	32,972	36,481	143,262
Gain on sale of securities	688	184	1,206	953	3,031
Noninterest expense	78,773	82,959	82,372	88,487	332,591
Income before taxes	67,865	68,353	62,830	62,910	261,958
Income taxes	23,629	22,593	14,145	18,491	78,858
Net income	$ 44,236	$ 45,760	$ 48,685	$ 44,419	$183,100
Net income per share, basic	$ 0.90	$ 0.92	$ 0.97	$ 0.90	$ 3.69
Net income per share, diluted	$ 0.87	$ 0.88	$ 0.94	$ 0.87	$ 3.56

2001 Quarterly Operating Results

Dollars in thousands	Quarter ended March 31,	June 30,	September 30,	December 31,	Total
Interest income	$164,192	$156,490	$156,516	$148,050	$625,248
Interest expense	59,275	51,441	45,387	34,991	191,094
Net interest income	104,917	105,049	111,129	113,059	434,154
Provision for credit losses	7,500	6,500	10,000	11,000	35,000
Net interest income after provision for credit losses	97,417	98,549	101,129	102,059	399,154
Noninterest income	30,284	32,355	31,366	35,037	129,042
Gain on sale of securities	977	539	916	910	3,342
Noninterest expense	76,604	79,012	77,329	80,450	313,395
Income before taxes	52,074	52,431	56,082	57,556	218,143
Income taxes	18,483	16,087	18,598	18,805	71,973
Net income	$ 33,591	$ 36,344	$ 37,484	$ 38,751	$146,170
Adjusted net income (1)	$ 36,797	$ 39,564	$ 40,704	$ 41,973	$159,038
Net income per share, basic	$ 0.70	$ 0.76	$ 0.78	$ 0.81	$ 3.05
Net income per share, diluted	$ 0.69	$ 0.74	$ 0.75	$ 0.78	$ 2.96
Adjusted net income per share, diluted (1)	$ 0.75	$ 0.80	$ 0.82	$ 0.85	$ 3.22

(1) Adjusted balances reflect the elimination of goodwill amortization to reflect all periods on a comparable basis

Management's Responsibility for Financial Statements

Management is responsible for the preparation of the Corporation's consolidated financial statements and related information appearing in this annual report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions, and that the consolidated financial statements reasonably present the Corporation's financial position and results of operations in conformity with accounting principles generally accepted in the United States of America. Management also has included in the Corporation's consolidated financial statements amounts that are based on estimates and judgments that it believes are reasonable under the circumstances.

The independent auditors audit the Corporation's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and provide an objective, independent review of the fairness of reported operating results and financial position.

The Board of Directors of the Corporation has an Audit Committee composed solely of four non-management directors. The Committee meets periodically with financial management, the internal auditors and the independent auditors to review accounting control, auditing and financial matters.

/s/ RUSSELL D. GOLDSMITH

Russell D. Goldsmith
Chief Executive Officer

/s/ FRANK P. PEKNY

Frank P. Pekny
Executive Vice President and
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
City National Corporation:

We have audited the accompanying consolidated balance sheet of City National Corporation and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of City National Corporation and subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 14 to the consolidated financial statements, the Company changed its accounting for goodwill and other intangible assets in 2002 and its accounting for derivative instruments and hedging activities in 2001.

KPMG LLP

Los Angeles, California
January 17, 2003

CITY NATIONAL CORPORATION
CONSOLIDATED BALANCE SHEET

Dollars in thousands, except share amounts	December 31, 2002	December 31, 2001
Assets		
Cash and due from banks	$ 497,273	$ 328,018
Federal funds sold	460,000	395,000
Securities available-for-sale (cost $2,169,444 and $1,810,890 in 2002 and 2001)	2,226,656	1,814,839
Trading account securities	172,211	78,266
Loans	7,999,470	7,159,206
Less allowance for credit losses	164,502	142,862
Net loans	7,834,968	7,016,344
Premises and equipment, net	61,208	66,414
Deferred tax asset	36,578	36,230
Goodwill	229,834	158,769
Core deposit intangibles	27,007	18,530
Bank owned life insurance	60,119	55,734
Affordable housing investments	68,848	60,185
Other assets	186,766	140,063
Customers' acceptance liability	8,924	7,924
Total assets	$11,870,392	$10,176,316
Liabilities		
Demand deposits	$ 4,764,234	$ 3,846,789
Interest checking deposits	692,261	576,651
Money market deposits	2,929,501	1,893,383
Savings deposits	198,288	240,376
Time deposits-under $100,000	218,447	229,643
Time deposits-$100,000 and over	1,036,967	1,344,360
Total deposits	9,839,698	8,131,202
Federal funds purchased and securities sold under repurchase agreements	266,727	171,531
Other short-term borrowings	125,125	415,858
Subordinated debt	303,795	272,236
Long-term debt	68,682	193,938
Other liabilities	147,482	93,050
Acceptances outstanding	8,924	7,924
Total liabilities	10,760,433	9,285,739
Commitments and contingencies		
Shareholders' Equity		
Preferred Stock authorized — 5,000,000: none outstanding	—	—
Common Stock-par value-$1.00; authorized — 75,000,000; issued — 50,282,743 in 2002 and 48,149,998 in 2001	50,283	48,150
Additional paid-in capital	400,866	301,022
Accumulated other comprehensive income	40,400	10,674
Retained earnings	675,195	530,731
Treasury shares, at cost — 1,299,312 shares in 2002 and 0 shares in 2001	(56,785)	—
Total shareholders' equity	1,109,959	890,577
Total liabilities and shareholders' equity	$11,870,392	$10,176,316

See accompanying Notes to the Consolidated Financial Statements

CITY NATIONAL CORPORATION

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

In thousands, except per share amounts	For the year ended December 31, 2002	2001	2000
Interest Income			
Loans	$497,809	$517,891	$550,361
Securities available-for-sale	108,694	102,141	89,588
Federal funds sold and securities purchased under resale agreements	2,759	3,298	2,809
Trading account	438	1,918	3,530
Total interest income	609,700	625,248	646,288
Interest Expense			
Deposits	70,712	133,250	155,727
Other short-term borrowings	9,969	28,242	49,038
Subordinated debt	7,262	8,924	8,124
Other long-term debt	3,468	7,460	10,614
Federal funds purchased and securities sold under repurchase agreements	3,033	13,218	16,269
Total interest expense	94,444	191,094	239,772
Net interest income	515,256	434,154	406,516
Provision for credit losses	67,000	35,000	21,500
Net interest income after provision for credit losses	448,256	399,154	385,016
Noninterest Income			
Trust fees and investment fee revenue	61,277	58,596	47,279
Cash management and deposit transaction charges	40,722	30,911	22,933
International services	18,291	15,017	14,982
Gain on sale of securities	3,031	3,342	3,132
Bank owned life insurance	2,860	2,860	2,578
Gain (loss) on sale or writedown of loans and assets/debt repurchase	(1,590)	1,413	(71)
Other	21,702	20,245	18,651
Total noninterest income	146,293	132,384	109,484
Noninterest Expense			
Salaries and other employee benefits	195,652	170,364	159,782
Net occupancy of premises	27,621	26,375	24,415
Professional	24,620	24,634	23,076
Information services	18,212	16,623	14,064
Depreciation	13,191	13,748	13,037
Marketing and advertising	13,076	12,093	12,959
Office services	9,752	9,396	9,724
Amortization of core deposit intangibles	7,523	5,618	5,444
Equipment	2,463	2,245	2,462
Acquisition integration	1,464	—	1,309
Amortization of goodwill	—	12,868	11,223
Other operating	19,017	19,431	17,275
Total noninterest expense	332,591	313,395	294,770
Income before income taxes	261,958	218,143	199,730
Income taxes	78,858	71,973	68,070
Net income	183,100	146,170	131,660
Other comprehensive income			
Unrealized gains on securities available-for-sale	53,528	13,496	22,883
Initial gain on cash flow hedges from implementation of FAS 133	—	2,404	—
Additional unrealized gain (loss) on cash flow hedges	(29)	19,058	—
Less: reclassification adjustment for gain (loss) included in net income	2,207	(3,279)	(4,205)
Income taxes	21,566	16,070	11,388
Other comprehensive income	29,726	22,167	15,700
Comprehensive income	$212,826	$168,337	$147,360
Net income per share, basic	$ 3.69	$ 3.05	$ 2.79
Net income per share, diluted	$ 3.56	$ 2.96	$ 2.72
Shares used to compute income per share, basic	49,563	47,896	47,178
Shares used to compute income per share, diluted	51,389	49,376	48,393
Dividends per share	$ 0.78	$ 0.74	$ 0.70

See accompanying Notes to the Consolidated Financial Statements

CITY NATIONAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

Dollars in thousands	For the year ended December 31, 2002	2001	2000
Cash Flows From Operating Activities			
Net income	$ 183,100	$ 146,170	$ 131,660
Adjustments to net income:			
Provision for credit losses	67,000	35,000	21,500
Amortization of core deposit intangibles	7,523	5,618	5,444
Amortization of goodwill	—	12,868	11,223
Depreciation	13,191	13,748	13,037
Deferred income tax (benefit)	(23,850)	13,700	3,760
(Gain) loss on sales of loans and assets / debt repurchase	1,590	(1,413)	71
Gain on sales of securities	(3,031)	(3,342)	(3,132)
Net increase in other (assets) liabilities	(4,735)	(64,433)	5,156
Net increase in trading securities	(93,945)	(32,188)	(18,364)
Other, net	37,660	20,675	20,385
Net cash provided by operating activities	184,503	146,403	190,740
Cash Flows From Investing Activities			
Purchase of securities	(1,268,008)	(1,403,757)	(1,727,957)
Sales of securities available-for-sale	279,013	535,687	518,885
Maturities and paydowns of securities	661,482	627,054	922,901
Purchase of residential mortgage loans	—	(12,266)	(25,280)
Sales of loans	12,531	59,690	162,037
Loan originations net of principal collections	(535,316)	(721,902)	(726,238)
Purchase of premises and equipment	(12,681)	(21,261)	(15,302)
Net cash from acquisitions	35,633	—	79,080
Other, net	14	22	12,434
Net cash used by investing activities	(827,332)	(936,733)	(799,440)
Cash Flows From Financing Activities			
Net increase in deposits	1,270,033	722,532	1,037,568
Proceeds from issuance of other long-term debt	—	150,000	150,000
Net increase in federal funds purchased and securities sold under repurchase agreements	95,196	31,690	44,354
Net decrease in short-term borrowings, net of transfers from long-term debt	(415,000)	(56,533)	(281,614)
Repayment of long-term debt	—	—	(25,000)
Repurchase of subordinated debt	—	(8,467)	—
Net proceeds of issuance of subordinated debt	—	148,202	—
Proceeds from exercise of stock options	25,019	14,967	7,285
Stock repurchases	(59,528)	(5,394)	(29,411)
Cash dividends paid	(38,636)	(35,463)	(32,846)
Net cash provided by financing activities	877,084	961,534	870,336
Net increase in cash and cash equivalents	234,255	171,204	261,636
Cash and cash equivalents at beginning of year	723,018	551,814	290,178
Cash and cash equivalents at end of year	$ 957,273	$ 723,018	$ 551,814
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the period for:			
Interest	$ 98,932	$ 205,838	$ 228,086
Income taxes	59,500	82,700	11,621
Non-cash investing activities:			
Transfer from loans to foreclosed assets	$ 530	$ 162	$ 605
Transfer from long-term debt to short-term borrowings	125,000	165,000	100,000

See accompanying Notes to the Consolidated Financial Statements.

CITY NATIONAL CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Dollars in thousands	Shares issued	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury stock	Total shareholders' equity
Balances, December 31, 1999	46,885,182	$46,885	$276,464	$(27,193)	$321,210	$(45,720)	$ 571,646
Net income	—	—	—	—	131,660	—	131,660
Issuance of shares for stock options	250,486	250	2,245	—	—	4,790	7,285
Tax benefit from stock options	—	—	2,469	—	—	—	2,469
Cash dividends	—	—	—	—	(32,846)	—	(32,846)
Other comprehensive income net of tax	—	—	—	15,700	—	—	15,700
Repurchased shares, net	—	—	—	—	—	(29,411)	(29,411)
Issuance of shares for acquisition	649,677	650	11,180	—	—	65,315	77,145
Balances, December 31, 2000	47,785,345	47,785	292,358	(11,493)	420,024	(5,026)	743,648
Net income	—	—	—	—	146,170	—	146,170
Issuance of shares for stock options	364,653	365	4,182	—	—	10,420	14,967
Tax benefit from stock options	—	—	4,482	—	—	—	4,482
Cash dividends	—	—	—	—	(35,463)	—	(35,463)
Other comprehensive income net of tax	—	—	—	22,167	—	—	22,167
Repurchased shares, net	—	—	—	—	—	(5,394)	(5,394)
Balances, December 31, 2001	48,149,998	48,150	301,022	10,674	530,731	—	890,577
Net income	—	—	—	—	183,100	—	183,100
Issuance of shares for stock options	924,547	925	21,351	—	—	2,743	25,019
Tax benefit from stock options	—	—	9,715	—	—	—	9,715
Cash dividends	—	—	—	—	(38,636)	—	(38,636)
Other comprehensive income net of tax	—	—	—	29,726	—	—	29,726
Repurchased shares, net	—	—	—	—	—	(59,528)	(59,528)
Issuance of shares for acquisition	1,208,198	1,208	68,778	—	—	—	69,986
Balances, December 31, 2002	50,282,743	$50,283	$400,866	$ 40,400	$675,195	$(56,785)	$1,109,959

See accompanying Notes to the Consolidated Financial Statements.

CITY NATIONAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

The accounting and reporting policies of City National Corporation (the Corporation) and of City National Bank (the Bank) and their subsidiaries conform to accounting principles generally accepted in the United States of America and to prevailing practices within the banking industry. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. The material estimates included in the financial statements relate to the allowance for credit losses and the valuation of financial instruments.

City National Corporation and subsidiaries (the Company), through its primary subsidiary, the Bank, provide private and business banking, including investment and trust services, primarily in the California and New York City market. The Bank's principal client base comprises small- to mid-size businesses, entrepreneurs, professionals, and affluent individuals. The Bank typically serves clients through relationship banking. The Bank seeks to build client relationships with a high level of personal service and tailored products through private and commercial banking teams, product specialists and investment advisors to facilitate the client, where appropriate for the client, to use multiple services and products offered by the Company. The Company offers a broad range of loans, deposit, cash management, international banking, and other products and services. The Company lends, invests, and provides services in accordance with its Community Reinvestment Act commitment. Through Reed, Conner and Birdwell, LLC., a subsidiary of the Corporation and City National Investments, a division of the Bank, the Company offers personal and employee benefit trust and estate services, including 401(k) and defined benefit plans, manages investments for clients, and engages in securities sales and trading. The Bank also manages and offers mutual funds under the name of CNI Charter Funds.

Basis of Presentation

The consolidated financial statements of the Corporation include the accounts of the Corporation, its non-bank subsidiaries, the Bank, and the Bank's wholly owned subsidiaries after elimination of all material inter-company transactions. Certain prior years' data have been reclassified to conform to current year presentation.

The Corporation is on the accrual basis of accounting for income and expenses. In accordance with the usual practice of banks, assets and liabilities of individual trust, agency and fiduciary funds have not been included in the financial statements.

Securities

All securities other than trading securities are classified as available-for-sale and are valued at fair value. Trading securities are valued at market value with any unrealized gains or losses included in net income. Unrealized gains or losses on securities available-for-sale are excluded from net income but are included in comprehensive income net of taxes. Premiums or discounts on securities available-for-sale are amortized or accreted into income using the interest method. The value of securities is reduced when the declines are considered other than temporary and the estimated loss is included in net income. Realized gains or losses on sales of securities available-for-sale are recorded using the specific identification method.

Note 1. Summary of Significant Accounting Policies (Continued)

Investment fee revenue consists of fees, commissions and markups on securities transactions with clients and money market mutual fund fees.

Loans

Loans are generally carried at principal amounts less net deferred loan fees. Net deferred loan fees include deferred unamortized fees less direct incremental loan origination costs. Interest income is accrued as earned. Net deferred fees are accreted into interest income using the interest method.

Loans are placed on nonaccrual status when a loan becomes 90 days past due as to interest or principal unless the loan is both well secured and in process of collection. Loans are also placed on nonaccrual status when the full collection of interest or principal becomes uncertain. When a loan is placed on nonaccrual status, the accrued and unpaid interest receivable is reversed and the accretion of deferred loan fees ceases. Thereafter, interest collected on the loan is accounted for on the cash collection or cost recovery method until qualifying for return to accrual status. Generally, a loan may be returned to accrual status when all delinquent principal and interest are brought current in accordance with the terms of the loan agreement and certain performance criteria have been met.

The Corporation considers a loan to be impaired when it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. Once a loan is determined to be impaired, the impairment is measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, the impairment is measured by using the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Impairment on loans less than $500,000 is measured using historical loss factors, which approximates the discounted cash flows method.

When the measurement of the impaired loan is less than the recorded amount of the loan, an impairment is recognized by creating a valuation allowance with a corresponding charge to the allowance for credit losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the allowance for credit losses.

The Corporation's policy is to record cash receipts received on impaired loans first as reductions to principal and then to interest income.

Allowance for Credit Losses

The provision for credit losses charged to operations reflects management's judgment of the adequacy of the allowance for credit losses and is determined through quarterly analytical reviews of the loan portfolio, problem loans and consideration of such other factors as the Company's loan loss experience, trends in problem loans, concentrations of credit risk, and current economic conditions, as well as the results of the Company's ongoing credit examination process and that of its regulators.

Venture Capital Investments

Venture capital investments are carried at the lower of cost or market and are included in other assets.

Note 1. Summary of Significant Accounting Policies (Continued)

Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed generally on a straight-line basis over the estimated useful life of each type of asset. Gains and losses on dispositions are reflected in current operations. Maintenance and repairs are charged to operating expenses.

Other Real Estate (ORE)

Other real estate is comprised of real estate acquired in satisfaction of loans. Properties acquired by foreclosure or deed in lieu of foreclosure are transferred to ORE and are recorded at fair value less estimated costs to sell, at the date of transfer of the property. The fair value of the ORE property is based upon a current appraisal. Losses that result from the ongoing periodic valuation of these properties are charged against ORE expense in the period in which they are identified. Expenses for holding costs are charged to operations as incurred.

Income Taxes

The Corporation files a consolidated federal income tax return and a combined state income tax return. Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting basis of assets and liabilities, as well as for operating losses and tax credit carry forwards, using enacted tax laws and rates. Deferred tax assets will be reduced through a valuation allowance whenever it becomes more likely than not that all, or some portion, will be realized. Deferred income taxes (benefits) represents the net change in the deferred tax asset or liability balance during the year. This amount, together with income taxes currently payable or refundable in the current year, represents the total income taxes (benefits) for the year.

From time to time the Company engages in business strategies that may also have an effect on its tax liabilities. If the tax effects of a strategy are significant, the Company's practice is to obtain the opinion of advisors that the tax effects of such strategies should prevail if challenged.

Net Income Per Share

Basic earnings per share is based on the weighted average shares of common stock. Diluted earnings per share gives effect to all dilutive potential common shares that were outstanding during part or all of the year.

Goodwill and Core Deposit Intangibles

Goodwill represents the excess of the purchase price over the estimated fair value of net assets associated with acquisition transactions of the Company accounted for as purchases. Core deposit intangibles represent the intangible value of depositor relationships resulting from deposit liabilities assumed in acquisitions and are amortized over seven years. Goodwill and core deposit intangibles are evaluated periodically for other than temporary impairment.

The Company adopted the FASB's Statement No. 142, Goodwill and Other Intangible Assets effective January 1, 2002. The Company evaluated its existing intangible assets and goodwill and determined that no reclassifications were necessary to separate any intangible assets apart from

Note 1. Summary of Significant Accounting Policies (Continued)

goodwill. The Company also reassessed the useful lives of all intangible assets acquired in purchase business combinations, which consisted only of core deposit intangibles, and determined that no amortization period adjustments were necessary. The Company assessed whether there was an indication that goodwill was impaired and determined that there were no indications of impairment.

The following table summarizes the Company's goodwill and other intangible assets as of January 1, 2002 and December 31, 2002.

Dollars in thousands	January 1, 2002	Additions	Reductions	December 31, 2002
Goodwill	$193,155	$71,231	$ (166)	$264,220
Accumulated Amortization	(34,386)	—	—	(34,386)
Net	$158,769	$71,231	$ (166)	$229,834
Core Deposit Intangibles	$ 39,326	$16,000	$ —	$ 55,326
Accumulated Amortization	(20,796)	—	(7,523)	(28,319)
Net	$ 18,530	$16,000	$(7,523)	$ 27,007

The acquisition of Civic BanCorp ("Civic") resulted in the recording of goodwill of $71.2 million and core deposit intangibles of $16.0 million. The reduction in goodwill is related to the sale of a small minority ownership position in one of the Corporation's non-bank subsidiaries.

At December 31, 2002, the estimated aggregate amortization of core deposit intangibles annually through 2007 is $7.9, $5.7, $4.3, $3.9 and $2.5 million, respectively.

The following table is a reconciliation of net income to adjusted net income to reflect all periods on a comparable basis for the impact of adopting Statement 142:

Dollars in thousands except for earnings per share amounts	December 31, 2002	2001	2000
Net income	$183,100	$146,170	$131,660
Add back: Goodwill amortization	—	12,868	11,223
Adjusted net income	$183,100	$159,038	$142,883
Basic net income per share:			
Net income	$ 3.69	$ 3.05	$ 2.79
Goodwill amortization	—	0.27	0.24
Adjusted net income	$ 3.69	$ 3.32	$ 3.03
Diluted net income per share:			
Net income	$ 3.56	$ 2.96	$ 2.72
Goodwill amortization	—	0.26	0.23
Adjusted net income	$ 3.56	$ 3.22	$ 2.95

Prior to the adoption of Statement No. 142, Goodwill was amortized over 15 years.

Note 1. Summary of Significant Accounting Policies (Continued)

Interest Rate Risk Management Activities

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS No. 133). SFAS No. 133 requires that all derivatives be recorded on the balance sheet at their fair value. The treatment of changes in the fair value of derivatives depends on the character of the transaction.

For fair value hedges, in which derivatives hedge the fair value of assets and liabilities, changes in the fair value of derivatives will be reflected in current earnings, together with changes in the fair value of the related hedged item. For effective cash flow hedges, in which derivative hedge the variability of cash flows related to floating rate assets, liabilities or forecasted transactions, changes in the derivatives fair value will not be included in current earnings but will be reported as other comprehensive income. These changes in fair value will be included in earnings of future periods when earnings will be affected by the variability of the hedged cash flows. To the extent these derivatives are not effective, changes in their fair values will be immediately included in current earnings.

Prior to January 1, 2001, for those interest rate instruments that alter the repricing characteristics of assets or liabilities, the net differential to be paid or received on the instrument was treated as an adjustment to the yield on the underlying assets or liabilities (the accrual method). To qualify for the accrual method, the interest rate instrument must have been designated to specific assets or liabilities or pools of assets or liabilities, and must be effective at altering the interest rate characteristics of the related assets or liabilities. See "Note 14. Derivative Financial Instruments."

Stock Option Plans

The Company applies APB Opinion No. 25 in accounting for stock option plans and, accordingly, no compensation cost has been recognized for its plans in the financial statements. As a practice, the Corporation's stock option grants are such that the exercise price equals the current market price of the common stock. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123 using the Black Scholes option-pricing model, the Company's proforma net income would have been reduced to the proforma amounts indicated below:

Dollars in thousands, except for per share amounts	2002	2001	2000
Net income, as reported	$183,100	$146,170	$131,660
Proforma net income	172,935	138,537	125,078
Net income per share, basic, as reported	3.69	3.05	2.79
Proforma net income per share, basic,	3.49	2.89	2.65
Net income per share, diluted, as reported	3.56	2.96	2.72
Proforma net income per share, diluted,	3.37	2.81	2.58
Percentage reduction in net income per share, diluted	5.3%	5.1%	5.1%

Recent Accounting Pronouncements

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations," which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs would be capitalized as part of the carrying amount of the long-lived asset and

Note 1. Summary of Significant Accounting Policies (Continued)

depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The provisions of Statement 143 are effective for fiscal years beginning after June 15, 2002. The Company adopted FAS 143 effective January 1, 2003 and the adoption of the statement did not have a material effect on the Company's financial statements.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting costs associated with exit or disposal activities. Under Statement 146, such costs will be recognized when the liability is incurred, rather than at the date of commitment to an exit plan. Statement 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption permitted. The Company adopted Statement 146 on January 1, 2003 and the adoption of the statement did not have a material effect on the Company's financial statements as the Company has essentially complied with the provisions of this statement.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation 45 describes the disclosures to be made by a guarantor in interim and annual financial statements about obligations under certain guarantees the guarantor has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of Interpretation 45 are applicable on a prospective basis to guarantees issued or modified after December 15, 2002. The adoption of Interpretation 45 is not expected to have a material effect on the Company's financial statements. The Company adopted the disclosure provisions of Interpretation 45 effective December 31, 2002.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment to FASB Statement 123." Statement 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123, "Accounting for Stock-Based Compensation," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of Statement 148 effective December 31, 2002 and has provided the required data in its last six reports on Form 10-K.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The recognition and measurement provisions of Interpretation 46 are effective for newly created variable interest entities formed after January 31, 2003, and for existing variable interest entities, on the first interim or annual reporting period beginning after June 15, 2003. The Company will adopt the provisions of Interpretation 46 for existing variable interest entities on July 1, 2003, which is not expected to have a material effect on the Company's financial statements.

Note 2. Acquisitions

On February 28, 2002, the Corporation acquired Civic BanCorp ("Civic"). In that transaction, Civic merged into the Corporation which paid consideration equal to $123.5 million (including the consideration for stock options), 53.5% of which was paid in the Corporation's common stock and 46.5% of which was paid in cash. Civic had total assets, loans and deposits of $502.8 million, $368.4 million, and $438.5 million, respectively, at the date of acquisition. At May 31, 2002, the Bank sold two branches acquired from Civic at a premium which reduced goodwill for the Civic acquisition. The acquisition of Civic resulted in the recording of goodwill of $71.2 million and core deposit intangibles of $16.0 million. Included in goodwill as purchase price adjustments were $1.3 million of accrued severance, of which $0.1 million remains unpaid as of December 31, 2002, $0.8 million of paid transaction-related expenses and $1.5 million of exit costs of which $1.0 million relating to excess space reserves remains unpaid as of December 31, 2002. Results reflect the operations of Civic from February 28, 2002, the date that the acquisition was completed.

On December 29, 2000, the Corporation completed the acquisition of Reed, Conner & Birdwell, Inc. ("RCB"), an investment management firm with $1.1 billion in total client assets under management on the date of acquisition. Total consideration was valued at $15.4 million and includes equity participation notes payable to the sellers in 2003 and 2005 or one year earlier at the option of the Corporation. This acquisition was accounted for under the purchase method of accounting and resulted in the recording of goodwill of $14.3 million. In connection with this acquisition, the terms of the acquisition agreement provide for deferred payments or additional consideration based on certain performance targets. At December 31, 2002, the amount of contingent consideration expected to be paid is not material to the Company's financial statements.

On February 29, 2000, the Corporation completed its acquisition of The Pacific Bank, N..A. (Pacific Bank). The Corporation paid consideration equal to $145.2 million (including the consideration for stock options), 47.0% of which was paid in the Corporation's common stock and 53.0% of which was paid in cash. The transaction was accounted under the purchase method of accounting and resulted in the recording of goodwill and core deposit intangibles of $70.9 million. Included in goodwill as purchase price adjustments were $4.3 million of accrued severance and change of control costs, $1.3 million of paid transaction related expense and $3.2 million of exit costs of which approximately $1.1 million remain unpaid as of December 31, 2002. The results of Pacific Bank's operations are included in those reported by the Company beginning March 1, 2000.

Note 3. Securities Available-for-Sale

The following is a summary of amortized cost and estimated fair value for the major categories of securities available-for-sale:

Dollars in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2002				
U.S. Government and Federal agency	$ 317,183	$ 7,040	$ —	$ 324,223
Mortgage-backed	1,448,673	42,988	172	1,491,489
State and Municipal	224,013	12,692	114	236,591
Other debt securities	5,451	—	851	4,600
Total debt securities	1,995,320	62,720	1,137	2,056,903
Marketable equity securities	174,124	7,484	11,855	169,753
Total securities	$2,169,444	$70,204	$12,992	$2,226,656
December 31, 2001				
U.S. Government and Federal agency	$ 300,653	$ 5,693	$ 140	$ 306,206
Mortgage-backed	1,070,670	9,564	4,701	1,075,533
State and Municipal	187,519	3,199	517	190,201
Other debt securities	31,924	33	1,691	30,266
Total debt securities	1,590,766	18,489	7,049	1,602,206
Marketable equity securities	220,124	2,375	9,866	212,633
Total securities	$1,810,890	$20,864	$16,915	$1,814,839

Gross realized gains and losses related to the available-for-sale portfolios were $8,513,000 and $5,482,000 respectively, for the year ended December 31, 2002, $6,892,000 and $3,550,000, respectively, for the year ended December 31, 2001 and $12,934,000 and $9,802,000, respectively, for the year ended December 31, 2000.

In accordance with regulatory requirements, included in marketable equity securities was Federal Reserve stock of $16.6 million and $12.9 million as of December 31, 2002 and December 31, 2001, respectively. Also, in accordance with the requirements of the Federal Home Loan Bank, stock in that institution in the amount of $29.5 million and $26.5 million as of December 31, 2002 and December 31, 2001, respectively, was included in marketable equity securities. Holdings of these equity securities are valued at cost.

The following table provides the expected remaining maturities and yields (taxable-equivalent basis) of debt securities at December 31, 2002, by contractual maturity. The remaining contractual principal maturities for mortgage-backed securities were allocated assuming no prepayments. Remaining maturities will differ from contractual maturities because mortgage debt issuers may have the right to prepay obligations prior to contractual maturity.

Note 3. Securities Available-for-Sale (Continued)

Debt Available-for-Sale Securities

	One year or less		Over 1 year thru 5 years		Over 5 years thru 10 years		Over 10 years		Total	
Dollars in thousands	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)
U.S. Government and federal agency	$ 2,005	5.85	$258,923	4.08	$ 63,295	6.22	$ —	—	$ 324,223	4.51
Mortgage-backed	—	—	197	5.82	5,574	6.96	1,485,718	5.75	1,491,489	5.75
State and Municipal	14,356	6.94	81,328	6.55	107,322	6.82	33,585	6.68	236,591	6.71
Other	—	—	—	—	—	—	4,600	7.22	4,600	7.22
Total debt securities	$16,361	6.81	$340,448	4.67	$176,191	6.61	$1,523,903	5.77	$2,056,903	5.67
Amortized cost	$16,113		$329,703		$167,943		$1,481,561		$1,995,320	

Securities available-for-sale totaling $392.2 million were pledged to secure trust funds, public deposits, or for other purposes required or permitted by law at December 31, 2002.

Note 4. Loans and Allowance for Credit Losses

The following is a summary of the major categories of loans:

	December 31,	
Dollars in thousands	2002	2001
Commercial	$3,609,053	$3,247,320
Real estate mortgage	1,934,409	1,668,114
Residential first mortgage	1,738,909	1,587,303
Real estate construction	640,861	586,066
Installment	76,238	70,403
Total loans (net of unearned income and fees of $12,798 and $14,473 in 2002 and 2001, respectively.)	$7,999,470	$7,159,206

In the normal course of business, the Bank has loans to officers and directors as well as loans to companies and individuals affiliated with or guaranteed by officers and directors of the Corporation and the Bank. These loans were made in the ordinary course of business at rates and terms no more favorable than those offered to other clients with a similar credit standing. The aggregate dollar amounts of these loans were $8.8 million and $4.9 million at December 31, 2002 and 2001, respectively. During 2002, new loans and advances totaled $8.5 million and repayments totaled $4.6 million. Interest income recognized on these loans amounted to $0.4 million, $0.4 million and $0.2 million during 2002, 2001 and 2000, respectively. At December 31, 2002, none of these loans were past due or on nonaccrual status. Based on analysis of information presently known to management about the loans to officers and directors and their affiliates, management believes all have the ability to comply with the present loan repayment terms.

Loans past due 90 days or more and still accruing interest totaled $6.2 million, $3.6 million and $5.9 million at December 31, 2002, 2001 and 2000, respectively. There were no restructured loan balances at December 31, 2002 and 2001. Restructured loans totaled $1.6 million at December 31, 2000.

Note 4. Loans and Allowance for Credit Losses (Continued)

The allowance for credit losses is a significant estimate that can and does change based on management's process in analyzing the loan portfolio and on management's assumptions about specific borrowers and applicable economic and environmental conditions, among other factors.

The following is a summary of activity in the allowance for credit losses:

Dollars in thousands	2002	2001	2000
Balance, January 1	$142,862	$135,435	$134,077
Allowance of acquired institutions	8,787	—	9,927
Provision for credit losses	67,000	35,000	21,500
Charge-offs	(64,015)	(42,579)	(41,576)
Recoveries	9,868	15,006	11,507
Net charge offs	(54,147)	(27,573)	(30,069)
Balance, December 31	$164,502	$142,862	$135,435

The following is a summary of nonperforming loans and related interest foregone:

	December 31,		
Dollars in thousands	2002	2001	2000
Nonaccrual loans	$71,357	$38,563	$61,986
Contractual interest due	$ 3,010	$ 7,263	$10,206
Interest collected and applied to principal	2,576	6,132	5,749
Net interest foregone	$ 434	$ 1,131	$ 4,457

At December 31, 2002, there were $70.3 million of impaired loans included in nonaccrual loans which had an allowance of $13.5 million allocated to them. On a comparable basis, at December 31, 2001, there were $37.4 million of impaired loans which had an allowance of $4.1 million allocated to them. Previously reported December 31, 2001 totals excluded nonaccrual loans under $500,000 which are now included to conform to current year disclosures. For 2002, 2001 and 2000, the average balances of all impaired loans were $57.8 million, $41.3 million, and $42.8 million, respectively. During 2002, 2001 and 2000, no interest income was recognized on impaired loans until the book balances of these loans were paid off.

The Corporation has pledged $859.5 million of eligible residential first mortgages as collateral for its borrowing facility at the Federal Home Loan Bank of San Francisco.

Note 5. Premises and Equipment

The following is a summary of data for the major categories of premises and equipment:

Dollars in thousands	Cost	Accumulated Depreciation And Amortization	Carrying Value	Range of Lives
December 31, 2002				
Premises, including land of $2,790	$ 68,109	$ 37,537	$30,572	0 to 39 years
Furniture, fixtures and equipment	85,435	65,407	20,028	3 to 10 years
Software	28,944	18,336	10,608	5 years
Total	$182,488	$121,280	$61,208	
December 31, 2001				
Premises, including land of $3,587	$ 64,509	$ 32,095	$32,414	0 to 39 years
Furniture, fixtures and equipment	80,337	57,727	22,610	3 to 10 years
Software	24,787	13,397	11,390	5 years
Total	$169,633	$103,219	$66,414	

Depreciation and amortization expense was $13.2 million in 2002, $13.7 million in 2001 and $13.0 million in 2000. Net rental payments on operating leases included in net occupancy of premises in the consolidated statement of income and comprehensive income were $22.9 million in 2002, $19.6 million in 2001, and $15.4 million in 2000.

The future net minimum rental commitments were as follows at December 31, 2002:

Dollars in thousands	Net Minimum Rental Commitment
2003	$ 20,901
2004	19,144
2005	17,125
2006	14,853
2007	11,506
Thereafter	33,656
	$117,185

A majority of the leases provide for the payment of taxes, maintenance, insurance and certain other expenses applicable to the leased premises. Many of the leases contain extension provisions and escalation clauses. The Bank paid $1.7 million in 2002, $1.5 million in 2001 and $1.4 million in 2000 for rent and operating expense pass throughs to a real estate partnership in which the Bank owns a 32% interest, and Mr. Bram Goldsmith, Chairman of the Board of the Corporation, indirectly owns a 14% interest.

The rental commitment amounts in the table above reflect the contractual obligations of the Company under all leases. Lease obligations in acquisitions have been adjusted to current market values through purchase accounting adjustments. The allowance thus created will be accreted over the

Note 5. Premises and Equipment (Continued)

terms of the leases and reduce the total expense recognized by the Company in its operating expenses. At December 31, 2002, the Company is contractually entitled to receive minimum future rentals of $6.8 million under non-cancelable sub-leases.

Note 6. Income Taxes

Income taxes (benefits) in the consolidated statement of income and comprehensive income includes the following amounts:

Dollars in thousands	Current	Deferred	Total
2002			
Federal	$ 86,243	$(13,900)	$72,343
State	16,465	(9,950)	6,515
Total	$102,708	$(23,850)	$78,858
2001			
Federal	$ 48,208	$ 16,600	$64,808
State	10,065	(2,900)	7,165
Total	$ 58,273	$ 13,700	$71,973
2000			
Federal	$ 51,760	$ 6,060	$57,820
State	12,550	(2,300)	10,250
Total	$ 64,310	$ 3,760	$68,070

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below.

Note 6. Income Taxes (Continued)

Net deferred tax assets

Dollars in thousands	December, 31 2002	December, 31 2001
Deferred tax assets:		
Allowance for credit losses	$ 69,519	$48,984
Net operating loss carryforwards	9,109	11,121
Accrued expenses	7,163	6,427
State income taxes	12,792	6,608
Other	10,289	7,888
Total gross deferred tax assets	108,872	81,028
Deferred tax liabilities:		
Unremitted earnings of subsidiary	29,475	23,839
Core deposit and other intangibles	9,563	6,481
Unrealized gains on cash flow hedges	5,250	6,078
Unrealized gains on available-for-sale securities	24,056	1,661
Deferred loan origination costs	1,340	1,484
Other	2,610	5,255
Total gross deferred tax liabilities	72,294	44,798
Net deferred tax assets	$ 36,578	$36,230

The Company has determined that a valuation reserve is not required for any of the deferred tax assets. The tax benefit of deductible temporary differences and net operating loss carry forwards are recorded as an asset to the extent that management assesses the utilization of such temporary differences and carry forwards to be "more likely than not." The realization of tax benefits of deductible temporary differences and carry forwards depends on whether the Company has sufficient taxable income within the carry back and carry forward period permitted by the tax law to allow for utilization of the deductible amounts. As of any period end, the amount of the deferred tax asset that is considered realizable could be reduced if estimates of future taxable income are reduced.

Note 6. Income Taxes (Continued)

Income taxes resulted in effective tax rates that differ from the statutory federal income tax rate for the following reasons:

	Percent of Pretax Income (Loss)		
	2002	2001	2000
Statutory rate	35.0%	35.0%	35.0%
Net state income tax	1.6	2.1	3.3
Amortization of goodwill	—	1.9	1.8
Tax exempt income	(4.0)	(4.1)	(3.5)
Affordable housing investments	(1.9)	(1.2)	(1.7)
All other net	(0.6)	(0.7)	(0.8)
Effective tax provision	30.1%	33.0%	34.1%

The Company's current tax receivable was $3.5 million at December 31, 2002 and $9.5 million at December 31, 2001.

At December 31, 2002, federal net operating loss carry forwards acquired in the First Los Angeles Bank acquisition in 1995 of $24.3 million will expire in 2010.

Note 7. Retirement Plan

The Corporation has a profit sharing retirement plan with an Internal Revenue Code Section 401(k) feature covering eligible employees. Contributions are made on an annual basis into a trust fund and are allocated to the participants based on their salaries. The profit sharing contribution requirement is based on a percentage of annual operating income subject to a percentage of salary caps. For 2002, 2001 and 2000, the Company recorded total contributions expense of $13.2 million, $11.5 million and $11.0 million, respectively.

Eligible employees may contribute up to 50% of their salary, but not more than the maximum allowed under Internal Revenue Service regulations. The Company matched 50% of the first 6% of covered compensation. For 2002, 2001, and 2000, the Company's matching contribution included in the total contribution above was $2.5 million, $2.1 million and $1.8 million, respectively.

During 2002, a SERP was created for one of the officers of the Company. At December 31, 2002, there was a $1.1 million unfunded pension liability and a $1.0 million intangible asset related to this plan. Total expense in 2002 was $0.1 million.

The Company does not provide for any post retirement employee benefits beyond the profit sharing retirement plan and the SERP.

Note 8. Stock Option Plans

Under the City National Corporation 2002 Stock Option Plan, 4,696,000 shares of the Corporation's common shares that were reserved for grant of nonqualified stock options were available to be granted as of December 31, 2002. Under the City National Corporation 2001 Stock Option Plan, 69,339 shares of the Corporation's common shares that were reserved for grant of nonqualified stock

Note 8. Stock Option Plans (Continued)

options were available to be granted as of December 31, 2002. Under the 1995 Omnibus Plan, 353,211 shares of the Corporation's common stock that were reserved for grant of stock options were available to be granted as of December 31, 2002. The Corporation's 1985 Stock Option Plan and 1999 Omnibus Plan have expired but options granted thereunder remain outstanding. Grants to employees are at prices at least equal to the market price of the Corporation's common stock on the effective date of the grant. Generally, in each succeeding year following the date of grant, 25% of the options become exercisable. After ten years from grant, all unexercised options will expire.

The per share weighted-average fair value of stock options granted during 2002, 2001 and 2000 was \$17.74, \$14.24 and \$11.36 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 2002-expected dividend yield of 1.75%, volatility of 30.97%, risk-free interest rate of 4.76% and expected life of 7.5 years; 2001-expected dividend yield of 1.50%, volatility of 32.4%, risk-free interest rate of 4.98% and an expected life of 7.5 years; 2000-expected dividend yield of 2.00%, volatility of 34.8%, risk-free interest rate of 6.37%, and an expected life of 7.5 years.

Following is a summary of the transactions under the stock option plans described above:

	2002		2001		2000	
Shares in thousands	Number of shares	Weighted Average Option price	Number of shares	Weighted Average Option price	Number of shares	Weighted Average Option price
Options outstanding, January 1	5,131	$30.38	4,629	$27.52	4,097	$26.54
Granted	1,647	49.64	1,291	36.87	1,151	27.99
Converted for acquisition	294	26.80	—	—	—	—
Exercised	(980)	25.21	(665)	22.14	(422)	16.73
Canceled or expired	(127)	37.75	(124)	33.86	(197)	31.81
Options outstanding, December 31	5,965	36.22	5,131	30.38	4,629	27.52
Exercisable	2,905	30.23	2,558	26.48	2,405	23.53

During 2002, the Corporation issued 59,488 treasury shares and 920,910 newly issued shares in connection with the exercise of stock options. In 2001, the Corporation issued 300,455 treasury shares and 364,653 newly issued shares in connection with the exercise of stock options. In 2000, the Corporation issued 171,700 treasury shares and 250,486 newly issued shares in connection with the exercise of stock options.

Note 8. Stock Option Plans (Continued)

Information concerning currently outstanding and exercisable options at December 31, 2002 is as follows:

Shares in thousands	Options Outstanding: Number Outstanding	Options Outstanding: Weighted Average Remaining Life (Yrs)	Options Outstanding: Weighted Average Outstanding Price	Options Exercisable: Number Exercisable	Options Exercisable: Weighted Average Exercise Price
Options issued at prices less than $19.99 per share	488	3.05	$12.68	488	$12.68
Options issued at prices between $20.00 and $35.99 per share	1,585	5.97	28.56	1,121	28.99
Options issued at prices between $36.00 and $44.99 per share	2,307	7.25	37.12	1,203	37.19
Options issued at prices between $45.00 and $54.99 per share	1,585	9.19	49.83	93	47.12
	5,965			2,905	

At December 31, 2002, nonqualified and incentive stock options covering 1,722,442 and 1,182,723 shares, respectively, of the Corporation's common stock were exercisable under the plans. At December 31, 2002, 5,118,550 shares were available for future grants.

In addition to the above, the Corporation's 2002 Stock Option Plan provides for the automatic annual grant, on the date of the Annual Meeting of Stockholders, of a discounted stock option (which is not an Incentive Stock Option) to each non-employee director, including members of the Compensation, Nominating and Governance Committee to purchase 500 shares of the Corporation's common stock ("Director Stock Options"). The exercise price of Director Stock Options is $1.00 per share, payable in cash or cash equivalents, by surrender of the Corporation's common stock held by the director for at least a year before exercise, or any combination of the two. Director Stock Options fully vest six months after the date of issuance or upon the termination of the holder's directorship (other than for cause), whichever is earlier, and expire 10 years after the date of grant.

Note 9. Deposits and Borrowed Funds

The following table sets forth the maturity distribution of time deposits.

Dollars in millions	2003	2004	2005	2006	2007	After 2007	Total
Time deposits, $100,000 and over	$ 840.9	$78.0	$80.1	$16.9	$20.6	$0.5	$1,037.0
Other Time Deposits	184.3	21.1	4.9	2.6	5.2	0.3	218.4
	$1,025.2	$99.1	$85.0	$19.5	$25.8	$0.8	$1,255.4

Note 9. Deposits and Borrowed Funds (Continued)

Details regarding federal funds purchased and securities sold under repurchase agreements as well as other short-term borrowings follows.

	2002			2001			2000		
Dollars in thousands	**Balances at Year-end**	**Average Balance**	**Average % Rate**	**Balances at Year-end**	**Average Balance**	**Average % Rate**	**Balances at Year-end**	**Average Balance**	**Average % Rate**
Overnight federal funds purchased and securities sold under repurchase agreements	$266,727	$199,109	1.52	$171,531	$326,889	4.04	$139,841	$264,013	6.16
Other short-term borrowings	125,125	453,109	2.20	415,858	660,840	4.27	315,125	752,751	6.51

Following is a summary of short term borrowings and other borrowed funds of the Company excluding overnight federal funds purchased and securities sold under agreements to repurchase.

	December 31,	
Dollars in thousands	**2002**	**2001**
Other short-term borrowings:		
Term federal funds purchased	$ —	$ 75,000
Treasury, tax and loan note	125	125
Federal Home Loan Bank advances	125,000	340,733
Other Borrowing—Revolving Line of Credit	—	—
Total	$125,125	$415,858
Subordinated debt	$303,795	$272,236
Long-term debt:		
Federal Home Loan Bank advances	$ 65,265	$190,521
Equity participation notes	3,417	3,417
Total	$ 68,682	$193,938

Short-term borrowings consist of funds with remaining maturities of one year or less, and long-term debt consists of borrowings with remaining maturities of greater than one year. The maximum amount of other short-term borrowings at any month-end was $793.6 million, $890.1 million and $1,004.8 million in 2002, 2001 and 2000, respectively. The Corporation maintains a $30.0 million revolving unsecured line of credit with another bank. There were no funds borrowed on this facility as of December 31, 2002 or December 31, 2001.

The maximum amount of overnight federal funds purchased and securities sold under agreements to repurchase outstanding at any month-end was $266.7 million, $489.0 million and $395.1 million in 2002, 2001 and 2000, respectively. The average amount of securities sold under agreements to repurchase was $11.2 million, $8.7 million and $12.2 million during 2002, 2001 and 2000, respectively. The securities underlying the agreements to repurchase remain under the Company's control.

On August 30, 2001, the Bank issued $150.0 million of 6.75%, ten-year, subordinated notes which qualifies as Tier II capital. The carrying value of the subordinated notes is net of market adjustments and issuance costs which are being amortized to interest expense to yield an effective interest rate of 6.92%.

Note 9. Deposits and Borrowed Funds (Continued)

On January 12, 1998, the Bank issued $125.0 million of 6.375% subordinated notes, due in 2008, in a private offering. These subordinated notes qualify as Tier II capital. The carrying value of the subordinated notes is net of discount and issuance costs which are being amortized to interest expense to yield an effective interest rate of 6.62%.

Long-term Federal Home Loan Bank (the FHLB) advances outstanding as of December 31, 2002 mature in 2004 and have a weighted interest rate of 2.27%. The Bank had $551.9 million and $128.3 million of unused borrowing capacity from the FHLB at December 31, 2002 and 2001, respectively.

The equity participation notes arose from the acquisition of RCB and mature on December 31, 2003 and December 31, 2005 unless redeemed a year early at the option of the Corporation. The notes accrue interest equal to 20% of the operating income of RCB through December 31, 2003 and 10% of the operating income of RCB for 2004 and 2005 as defined in the notes.

Note 10. Availability of Funds from Subsidiaries; Restrictions on Cash Balances; Capital

During 2002, the Bank converted its former registered investment company, a wholly owned subsidiary of the Bank, to a real estate investment trust to provide the Bank with flexibility in raising capital. As of December 31, 2002, the net income and assets of Real Estate Investment Corporation ("CNII") are eliminated in consolidation. As of December 31, 2001 the net income and assets of the former registered investment company were eliminated in consolidation. During 2002, CNII sold 104,580 shares of 8.50% Series A Preferred Stock to accredited investors for $10.5 million which is included in other liabilities. Dividends of $47,619 which are included in other expense were paid in 2002.

During 2001, the Bank formed and funded CN Real Estate Investment Corporation ("CN"), a wholly owned indirect subsidiary of the Bank which provides the Bank with flexibility in raising capital. As of December 31, 2002 and 2001, the net income and assets of CN are eliminated in consolidation. City National Bank contributed participation interest in loans with a book value of $1,555.1 million, net of reserves and $50.0 million in cash in exchange for 100% of the common stock of CN. During 2002, CN sold 6,828 shares of 8.5% Series B Preferred Stock to accredited investors for $6.8 million which is included in other liabilities. During 2001, CN sold 33,933 shares of 8.50% Series A Preferred Stock to accredited investors for $3.4 million which is included in other liabilities. Dividends of $578,621 million which are included in other expense were paid in 2002 on both of the preferred stock issues. There were no dividends paid in 2001.

The Corporation is authorized to issue 5,000,000 shares of preferred stock. The Corporation's Board of Directors has the authority to issue the preferred stock in one or more series, and to fix the designations, rights, preferences, privileges, qualifications and restrictions, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms.

Under a shareholders rights agreement (the "Agreement"), the Corporation distributed preferred stock purchase rights ("Rights") as a Rights dividend on March 13, 1997 at the rate of one Right for each share of the Corporation's common stock held as of the close of business on that date. The existence of the Rights makes it less likely that a person will acquire significant voting control of the Corporation's common stock or otherwise acquire the Corporation without the Board of Directors' consent. Until the Distribution Date, which is defined in the Agreement, (1) the Rights are not exercisable, (2) the Rights are attached to and trade only together with the Corporation's common stock, and (3) the stock certificates representing the Corporation's common stock also represent the attached Rights. Each share of the Corporation's common stock issued after March 13, 1997 and prior to the Distribution Date includes one Right. On the Distribution Date, the Rights will separate from the Corporation's common stock, Rights certificates will be issued, and the Rights will become exercisable as described in the Agreement. The Rights expire on March 13, 2007, unless earlier redeemed or exchanged.

Historically, the majority of the funds for the payment of dividends by the Corporation have been obtained from the Bank. Under federal banking law, dividends declared by national banks in any calendar year may not, without the approval of the Office of the Comptroller of the Currency (OCC), exceed net profits (as defined), for that year combined with its retained net income for the preceding two calendar years. At December 31, 2002, the Bank could have declared dividends of $136.3 million without the approval of the OCC.

Note 10. Availability of Funds from Subsidiaries; Restrictions on Cash Balances; Capital (Continued)

Federal banking law also prohibits the Corporation from borrowing from the Bank on less than a fully secured basis. At December 31, 2002 and 2001, the Corporation had borrowed from the Bank $9.7 million and $37.1 million, respectively, all of which was appropriately secured in compliance with regulatory requirements.

Federal Reserve Board regulations require that the Bank maintain certain minimum reserve balances. Cash balances maintained to meet reserve requirements are not available for use by the Bank or the Corporation. During 2002 and 2001, reserve balances averaged approximately $40.4 million and $32.2 million, respectively.

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the Corporation's and Bank's assets, liabilities and certain off-balance-sheet items as calculated under the regulatory accounting practices. The Corporation's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 2002, the Corporation and the Bank meet and exceed all capital adequacy requirements to which either is subject.

The Corporation's actual amounts and ratios are presented in the following table:

	Actual		Adequately Capitalized	
Dollars in millions	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 2002				
Total capital (to risk weighted assets)	$1,204.2	14.26%	$675.6	> 8.0%
Tier 1 capital (to risk weighted assets)	833.5	9.87%	337.8	> 4.0%
Tier 1 capital (to average assets)	833.5	7.55%	441.5	> 4.0%
As of December 2001				
Total capital (to risk weighted assets)	$1,059.6	14.08%	$601.9	> 8.0%
Tier 1 capital (to risk weighted assets)	700.9	9.32%	301.0	> 4.0%
Tier 1 capital (to average assets)	700.9	7.26%	386.1	> 4.0%

Note 10. Availability of Funds from Subsidiaries; Restrictions on Cash Balances; Capital (Continued)

The Bank's actual amounts and ratios are presented in the following table:

	Actual		Adequately Capitalized	
Dollars in millions	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 2002				
Total capital (to risk weighted assets)	$1,168.4	13.85%	$674.7	> 8.0%
Tier 1 capital (to risk weighted assets)	797.5	9.46%	337.4	> 4.0%
Tier 1 capital (to average assets)	797.5	7.24%	440.7	> 4.0%
As of December 2001				
Total capital (to risk weighted assets)	$ 990.3	13.28%	$596.7	> 8.0%
Tier 1 capital (to risk weighted assets)	632.4	8.48%	298.3	> 4.0%
Tier 1 capital (to average assets)	632.4	6.59%	383.8	> 4.0%

Note 11. Commitments and Contingencies

In the normal course of business, the Company is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit, letters of credit, and financial guarantees; and to invest in venture capital funds. These instruments involve, to varying degrees, elements of credit, foreign exchange, and interest rate risk in excess of the amount reflected in the consolidated balance sheet.

Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each client's creditworthiness on a case by case basis.

The Company had outstanding loan commitments aggregating $3,141.3 million and $2,933.1 million at December 31, 2002 and 2001, respectively compared to outstanding loan balances of $7,999.5 million and $7,159.2 million, respectively. Included in standby letters of credit are those that back financial instruments (financial guarantees). The Company had issued financial guarantees of $283.4 million and $260.8 million at December 31, 2002 and 2001, respectively. Substantially all fees received from the issuance of financial guarantees are deferred and amortized on a straight-line basis over the terms of the guarantee. In addition, the Company had $337.3 million and $315.4 million outstanding in bankers' acceptances and letters of credit of which $287.7 million and $267.5 million relate to standby letters of credit at December 31, 2002 and 2001, respectively. Substantially all of the Company's loan commitments are on a variable rate basis and are comprised of real estate and commercial loan commitments.

Note 11. Commitments and Contingencies (Continued)

The Company had venture capital fund commitments of $3.3 million of which $0.9 million was funded as of December 31, 2002 and $0.6 million was funded as of December 31, 2001.

The Corporation or its subsidiaries are defendants in various pending lawsuits claiming substantial amounts. Based upon present knowledge, management including in-house counsel does not believe that the final outcome of such lawsuits will have a material adverse effect on the Company.

The Company enters into indemnification agreements in the ordinary course of business under which the Company agrees to hold third parties harmless from any damages, losses and expense, including out-of-pocket legal and other expenses incurred in connection with any claims made and legal and other proceedings arising from relationships and/or transactions between the indemnified persons and the Company. These relationships and/or transactions including those arising from one of its subsidiaries, or an entity in which the Company or one of its subsidiaries has an interest, underwriting agreements relating to offers and sales of the Company's securities, acquisition agreements, and various other business transactions or arrangements. Because the extent of the Company's obligations under such indemnification agreements depends entirely upon the occurrence of future events that may give rise to a claim, the Company is unable to estimate the amount it would be required to pay in connection with any such claim.

Note 12. Disclosure about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and due from banks and Federal funds sold (Cash and Cash Equivalents)

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities and trading account assets

For securities held as available-for-sale, fair value equals quoted market price, if available. If a quoted market price is not available, discounted cash flows or matrix or model pricing may be used to determine an appropriate fair value. For trading account securities, fair values are based on quoted market prices or dealer quotes.

Loan receivables

For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using dealer quotes, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In establishing the credit risk component of the fair value calculations for loans, the Company concluded that the allowance for credit losses represented a reasonable estimate of the credit risk component of the fair value of loans at December 31, 2002 and 2001.

Note 12. Disclosure about Fair Value of Financial Instruments (Continued)

Deposit liabilities

The fair value of demand and interest checking deposits, savings deposits, and certain money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings

For short-term borrowings, the carrying amount is a reasonable estimate of fair value.

Long-term debt

The fair value of long-term debt was estimated by discounting the future payments at current interest rates.

Commitments to extend credit, standby letters of credit, and financial guarantees written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. The Company does not make fixed-rate loan commitments. The fair value of letters of guarantee and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter parties at the reporting date.

Commitments to venture capital funds

The fair value of commitments to venture capital funds is based on the estimated cost to terminate them or otherwise settle the obligation.

Derivatives

The fair value of exchange traded derivatives is based on quoted market prices or dealer quotes. The fair value of non-exchange traded derivatives consists of net unrealized gains or losses, accrued interest receivable or payable and any premiums paid or received.

Note 12. Disclosure about Fair Value of Financial Instruments (Continued)

The estimated fair values of financial instruments of the Company are as follows:

Dollars in millions	December 31, 2002 Carrying Amount	December 31, 2002 Fair Value	December 31, 2001 Carrying Amount	December 31, 2001 Fair Value
Financial Assets:				
Cash and due from banks	$ 497.3	$ 497.3	$ 328.0	$ 328.0
Federal funds sold	460.0	460.0	395.0	395.0
Securities available-for-sale	2,226.7	2,226.7	1,814.8	1,814.8
Trading account assets	172.2	172.2	78.3	78.3
Loans, net of allowance for credit losses	7,835.0	7,941.3	7,016.3	7,058.4
Financial Liabilities				
Deposits	$9,839.7	$9,845.2	$8,131.2	$8,136.5
Federal funds purchased and securities sold under resale agreements	266.7	266.7	171.5	171.5
Other short-term borrowings	125.1	125.1	415.9	415.9
Subordinated and long-term debt	372.5	384.5	466.2	498.9
Commitments to extend credit	(16.2)	(16.2)	(16.8)	(16.8)
Commitments to venture capital funds	—	2.4	—	2.7
Derivative contracts	56.7	56.7(1)	20.6	20.6(1)

(1) Estimated net gains to settle derivative contracts as of respective period ends

Note 13. Parent Corporation Only Condensed Financial Statements

Condensed parent Corporation financial statements, which include transactions with subsidiaries, follow:

CONDENSED BALANCE SHEET

Dollars in thousands	December 31, 2002	December 31, 2001
Assets		
Cash	$ 2,938	$ 1,159
Securities available-for-sale	36,177	97,771
Other assets	2,911	3,203
Investment in City National Bank	1,033,405	808,365
Investment in non-bank subsidiaries	47,981	17,315
Total assets	$1,123,412	$927,813
Liabilities		
Notes payable to City National Bank	$ 9,652	$ 37,057
Other liabilities	3,801	179
Total liabilities	13,453	37,236
Shareholders' equity	1,109,959	890,577
Total liabilities and shareholders' equity	$1,123,412	$927,813

Note 13. Parent Corporation Only Condensed Financial Statements (Continued)

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

Dollars in thousands	For the year ended December 31, 2002	2001	2000
Income			
Dividends from Bank and non-bank subsidiaries	$124,130	$ 65,367	$120,558
Interest and dividend income	3,988	4,188	2,220
Gain (loss) on sale of securities	(2,281)	188	3,079
Total income	125,837	69,743	125,857
Interest on notes payable to Bank and non-affiliates	1,376	2,255	3,055
Other expenses	1,244	895	746
Total expenses	2,620	3,150	3,801
Income before taxes and equity in undistributed income of Bank and non-bank subsidiaries	123,217	66,593	122,056
Income taxes (benefit)	(1,398)	(503)	(31)
Income before equity in undistributed income of Bank and non-bank subsidiaries	124,615	67,096	122,087
Equity in undistributed income of Bank and non-bank subsidiaries	58,485	79,074	9,573
Net income	183,100	146,170	131,660
Other comprehensive income	29,726	22,167	15,700
Comprehensive income	$212,826	$168,337	$147,360

Note 13. Parent Corporation Only Condensed Financial Statements (Continued)

CONDENSED STATEMENT OF CASH FLOWS

Dollars in thousands	For the year ended December 31, 2002	2001	2000
Cash Flows From Operating Activities			
Net income	$ 183,100	$146,170	$131,660
Adjustments to net income:			
Equity in undistributed income of Bank and non-bank subsidiaries	(58,485)	(79,074)	(9,573)
Other, net	(705)	3,202	2,068
Net cash provided by operating activites	123,910	70,298	124,155
Cash Flows From Investing Activities			
Purchase of securities available-for-sale	(25,225)	(86,143)	(38,462)
Sales of securities available-for-sale	86,061	47,279	25,513
Investment in subsidiaries	(82,501)	—	(72,564)
Net cash used by investing activities	(21,665)	(38,864)	(85,513)
Cash Flows For Financing Activities			
Cash dividends paid	(38,636)	(35,463)	(32,846)
(Repayments to) borrowings from City National Bank	(56,021)	10,055	7,897
Other short-term borrowings (repayments)	28,700	(15,000)	5,000
Repurchase of treasury shares	(59,528)	(5,394)	(29,411)
Stock options exercised	25,019	14,967	7,285
Net cash used for financing activities	(100,466)	(30,835)	(42,075)
Net increase (decrease) in cash	1,779	599	(3,433)
Cash at beginning of year	1,159	560	3,993
Cash at end of year	$ 2,938	$ 1,159	$ 560

Note 14. Derivative Financial Instruments

The following table presents the notional amount and fair value of interest rate risk management instruments:

Dollars in millions	December 31, Notional Amount	Fair Value	Notional Amount	Fair Value
Receive fixed/pay variable	$806.4	$56.7	$706.4	$20.6

The Company uses interest rate swaps to mitigate risks associated with changes 1) to the fair value of certain fixed rate deposits and borrowings and 2) to certain cash flows related to future interest payments on variable rate loans. As of December 31, 2002 the Company had $806.4 million notional amount of interest rate swaps, of which $381.4 million were fair value hedges and $425.0 million were cash flow hedges. The positive mark-to-market on the fair value hedges resulted in the recognition of other assets and an increase in hedged deposits and borrowings of $45.1 million. In addition, deposits

Note 14. Derivative Financial Instruments (Continued)

and borrowings included $0.3 million and comprehensive income included $0.8 million, before taxes of $0.4 million relating to interest rate swaps terminated with positive benefit during 2001. These amounts are being amortized into income over the designated hedged period. The positive mark-to-market on the cash flow hedges of variable rate loans resulted in the recognition of other assets and comprehensive income of $11.6 million, before taxes of $4.9 million. As of December 31, 2001 the Company had $706.4 million notional amount of interest rate swaps, of which $206.4 million were fair value hedges and $500.0 million were cash flow hedges. The positive mark-to-market on the fair value hedges resulted in the recognition of other assets of $9.6 million, other liabilities of $0.7 million and an increase in hedged deposits and borrowings of $8.9 million. In addition, deposits and borrowings included $1.8 million and comprehensive income included $2.8 million, before taxes of $1.2 million relating to interest rate swaps terminated with positive benefit in 2001. The positive mark-to-market on the cash flow hedges of variable rate loans resulted in the recognition of other assets and comprehensive income of $11.7 million, before taxes of $4.9 million. There was no transition adjustment at January 1, 2001 or any ineffectiveness gain or loss that impacted net income for 2002 or 2001. Amounts to be paid or received on the cash flow hedge interest rate swaps will be reclassified into earnings upon receipt of interest payments on the underlying hedged loans, including amounts totaling $17.8 million, that were reclassified into net interest income during 2002. Comprehensive income expected to be reclassified into net interest income within the next 12 months is $8.5 million.

Interest rate swap agreements involve the exchange of fixed- and variable-rate interest payments based upon a notional principal amount and maturity date. The Company's interest rate risk management instruments had $56.7 million of credit risk exposure at December 31, 2002 and $20.6 million as of December 31, 2001. The credit exposure represents the cost to replace, on a present value basis and at current market rates, all profitable contracts outstanding at year-end. The Company's swap agreements require the deposit of collateral to mitigate the amount of credit risk if certain market value thresholds are exceeded. As of December 31, 2002, the Company was holding $35.2 million in securities deposited by swap counterparties as collateral.

The periodic net settlement of interest rate risk management instruments is recorded as an adjustment to net interest income. These interest rate risk management instruments increased or (decreased) net interest income by $32.2 million, $15.0 million and $(2.7) million for 2002, 2001 and 2000, respectively.

Note 15. Net Income Per Common Share

Basic and diluted net income per common share calculations follow:

In thousands, except for share amounts	For the year ended December 31, 2002	2001	2000
Basic			
Net Income	$183,100	$146,170	$131,660
Average Common Shares Outstanding	49,783	47,937	47,536
Average Treasury Shares Outstanding	220	41	358
Net Average Common Shares Outstanding	49,563	47,896	47,178
Basic Earnings Per Share	$ 3.69	$ 3.05	$ 2.79
Diluted			
Net Income	$183,100	$146,170	$131,660
Average Common Shares Outstanding	49,783	47,937	47,536
Average Treasury Shares Outstanding	220	41	358
Net Average Common Shares Outstanding	49,563	47,896	47,178
Stock Option Dilution Adjustment	1,826	1,480	1,215
Shares Outstanding and Equivalents	51,389	49,376	48,393
Diluted Earnings Per Share	$ 3.56	$ 2.96	$ 2.72

Basic net income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding for the period.

Diluted net income per common share takes into consideration the dilution assuming the Corporation's outstanding stock options were converted or exercised into common shares. The average price of the Corporation's common stock for the period is used to determine the dilutive effect of outstanding stock options utilizing the treasury stock method. At December 31, 2002, outstanding stock options totaling 702,447 were antidilutive.

City National is California's Premier Private and Business Bank, providing entrepreneurs, their businesses and their families with complete financial solutions on *The way up.*

City National Corporation
City National Center
400 North Roxbury Drive
Beverly Hills, CA 90210

City National Bank
The way up.®